  CONFIDENTIAL SUBMISSION

As confidentially filed with the Securities and Exchange Commission on January 11, 2017, pursuant to the Jumpstart our Business Startups Act

Registration No. 333-______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CO-DIAGNOSTICS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Utah	3841	46-2609396
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

4049 S. Highland Drive
Salt Lake City, Utah 84124
(801) 278-9769

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Dwight H. Egan
President and Chief Executive Officer
Co-Diagnostics, Inc.
8160 S. Highland Drive
Salt Lake City, Utah 84124
(801) 278-9769

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Reed L. Benson, Esq. 4049 S. Highland Drive Salt Lake City, Utah 84124 (801) 278-9769	Peter DiChiara, Esq. 261 Madison Avenue, 9th Floor New York, New York 10016 (212) 658-0458

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

 CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)	Amount of registration fee
Total Common Stock (2)	$	$
Total Common Stock underlying Notes (2)
Total Common Stock underlying Warrants (2)
Total Common Stock (including Common Stock underlying Notes and Warrants)	$5,000,000	$579.50

__________

(1)	There is no current market for the securities or price at which the shares are being offered. Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, there is also being registered hereby such indeterminate number of additional shares of common stock of the registrant as may be issued or issuable because of stock splits, stock dividends, stock distributions, and similar transactions.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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EXPLANATORY NOTE

This Registration Statement contains two forms of prospectuses: one to be used in connection with a public offering of up to [*] shares of our common stock (excluding [*] shares of common stock which may be sold upon exercise of the underwriters’ over-allotment option) through the underwriters named on the cover page of this prospectus (the “Prospectus”) and one to be used in connection with the potential resale by certain selling stockholders of an aggregate of [*] shares of our common stock (the “Selling Securityholder Prospectus”), consisting of (i) [*] shares of our common stock issuable upon conversion of notes held by selling stockholders and (ii) [*] shares of our common stock issuable upon exercise of outstanding warrants held by certain of the selling stockholders. The Prospectus and Selling Securityholder Prospectus will be identical in all respects except for the alternate pages for the Selling Securityholder Prospectus included herein which are labeled “Alternate Page for Selling Securityholder Prospectus.”

The Selling Securityholder Prospectus is substantively identical to the Prospectus, except for the following principal points:

•	they contain different outside and inside front covers;

•	they contain different Offering sections in the Prospectus Summary section on page 8;

•	they contain different Use of Proceeds sections on page 31;

•	the Capitalization section on page 32 is deleted from the Selling Securityholder Prospectus;

•	a Selling Securityholder section is included in the Selling Securityholder Prospectus beginning on page 65;

•	the Underwriting section from the Prospectus on page 60 is deleted from the Selling Securityholder Prospectus and a Plan of Distribution is inserted in its place on page 67; and

•	the Legal Matters section in the Selling Securityholder Prospectus on page 69 deletes the reference to counsel for the underwriters;

The registrant has included in this Registration Statement, after the financial statements, a set of alternate pages to reflect the foregoing differences of the Selling Security holder Prospectus as compared to the Prospectus.

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The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated January 11, 2017

PRELIMINARY PROSPECTUS

[*] Shares of Common Stock

This is an initial public offering of common stock of Co-Diagnostics, Inc. We are selling shares of our common stock. The estimated initial public offering price is between $ and $ per share (the “Offering”).

Prior to this Offering, there has been no public market for our common stock. We intend to apply to list our common stock on the NASDAQ under the symbol “CODX.”

We intend to use the proceeds from this Offering to be used for working capital or general corporate purposes. See “Use of Proceeds.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and we have elected to comply with certain reduced public company reporting requirements.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)
Proceeds to us, before expenses	$	$

_________

(1)

Does not include a non-accountable expense allowance equal to [*]% of the gross proceeds of this offering payable to [*], the representative of the underwriters. See “Underwriting” for a complete description of compensation payable to the underwriters.

The underwriters expect to deliver the shares against payment therefor on or about ________, 2017.

The date of this prospectus is _______, 2017

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You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. We have not authorized any other person to provide you with information that is different from, or adds to, that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholders are offering to sell and seeking offers to buy our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.We are not making an offer of any securities in any jurisdiction.

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‘No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

ABOUT THIS PROSPECTUS

Throughout this prospectus, unless otherwise designated or the context suggests otherwise,

•	all references to the “Company,” the “registrant,” “Co-Diagnostics,” “we,” “our,” or “us” in this prospectus mean Co-Diagnostics, Inc. and its consolidated subsidiaries;

•	assumes a public offering price of our common stock of $[*] per share, the mid-range of the estimated $[*] to $[*] per share;

•	“year” or “fiscal year” mean the year ending December 31st

•	all dollar or $ references when used in this prospectus refer to United States dollars.

MARKET DATA

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Forward-looking statements reflect the current view about future events. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements, include, but are not limited to, statements contained in this prospectus relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation:

•	the results of clinical trials and the regulatory approval process;

•	our ability to raise capital to fund continuing operations;

•	market acceptance of any products that may be approved for commercialization;

•	our ability to protect our intellectual property rights;

•	the impact of any infringement actions or other litigation brought against us;

•	competition from other providers and products; our ability to develop and commercialize new and improved products and services;

•	changes in government regulation;

•	our ability to complete capital raising transactions;

•	and other factors (including the risks contained in the section of this prospectus entitled “Risk Factors”) relating to our industry, our operations and results of operations.

Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

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PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of our business and our securities. The reader should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.” Some of the statements contained in this prospectus, including statements under “Summary” and “Risk Factors” as well as those noted in the documents incorporated herein by reference, are forward-looking statements and may involve a number of risks and uncertainties. Our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

About Our Business

The Company

Co-Diagnostics, Inc. (“Company,” “CDI,”), a Utah corporation, is a molecular diagnostics company that develops, manufactures and markets a new, state-of-the-art diagnostics technology. Using the power of computers to create unique mathematical models instead of relying on costly laboratory infrastructure, the Company has created a revolutionary new DNA-based testing platform, for detection of disease, genetic disorders and other conditions. Dr. Brent Satterfield developed the Company’s intellectual property, representing a major advance in Polymerese Chain Reaction (“PCR”) testing systems. Diagnostic testing systems using PCR technology are generally conceded to be the industry standard for accuracy and specificity. CDI technologies are now protected by five granted or pending US patents, as well as certain trade secrets. The platform also bypasses existing patent royalties required by other PCR test systems, which has the potential of making Co-Diagnostics the low-cost leader in molecular diagnostics.

CDI’s diagnostics systems enable very rapid, low-cost, sophisticated molecular testing for organisms and genetic diseases by greatly automating historically complex procedures in both the development and administration of tests. CDI’s newest technical advance involves a novel approach to PCR primer design (cooperative primers) that eliminates one of the key vexing issues of PCR amplification, the exponential growth of primer-dimer pairs (false positives and false negatives) which adversely interferes with identification of the target DNA. In addition CDI scientists have enhanced the understanding of the mathematics of PCR test design, so as to “engineer” a PCR test and automate algorithms to screen millions of possible designs to find the optimum PCR test design. CDI’s proprietary platform of design elements and technologies integrates and streamlines these steps as it analyzes biological make up of pathogens.

Market Opportunity

The molecular diagnostics market is a fast growing portion of the $33 billion US in vitro (test tube based, controlled environment) diagnostics market. There are several advantages of molecular tests over other forms of diagnostic testing, which include higher sensitivities, the ability to perform multiplex tests and the ability to test for drug resistance or individual genes.

Value Proposition

CDI’s portfolio of molecular diagnostics development products and tests represents a radical new advancement in the understanding of the molecular interactions of DNA. The Company uses highly specialized, proprietary cooperative-theory mathematics, leading to a revolutionary leap forward in the detection of infectious diseases, genetic disorders and other conditions. The Company’s tests are a fraction of the cost of other DNA-based tests, designed for a new generation of affordable, mobile point-of-care diagnostic devices and compatible with many other devices, making state-of-the-art diagnostics available anywhere in the world, including developing countries.

Market Strategy

The Company will derive revenue from licensing agreements and shared-revenue contracts with biotech companies (speed-to-market test development, companion diagnostics), CLIA-certified clinical reference and research labs, HMO’s, pharmacies, clinics and others looking for a low-cost, accurate, adaptable molecular diagnostics system. It anticipates direct-selling its TB, HIV, malaria, Zika and other infectious disease tests, as well as additional tests under development, to the private market, governments, charitable foundations and others. It currently has licensing agreements for the development of cancer drug companion diagnostics and also has a distribution agreement with a medical products distributor in India. India is projected to become the largest healthcare market in the world.

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Product Offering

•	Current: The Company has an expanding menu of tests developed using its proprietary analytical systems, currently addressing infectious and sexually transmitted diseases. Available for the international market are tests for tuberculosis, dengue, zika, hepatitis B and C, malaria, HIV and chagas.

•	Near Future: The Company will continue to enhance its existing tests and anticipates others over the next 24 months in such categories as: health care-associated infections such as MRSA and C. dif, women’s health, heart disease, auto-immune disorders, infectious diseases, genetics, blood bank analysis and oncology.

CDI Reagents and Software

CDI currently offers three PCR reagents to facilitate biotech companies’ and CLIA labs DNA test development – the same tools it uses to create its own test portfolio.

•

HotStaRT: A PCR “hot start” that works with polymerase and reverse transcriptase on both RNA and DNA reactions to assure that transcription occurs at the correct temperatures, reducing both false positives and negatives.

•	Rapid Probe: A 5th generation of PCR probes that are up to 2.5 times brighter, up to 200 times faster and up to 10,000 times more specific than standard probes.

•	CoPrimers: A master mix of primers and probes that are the Company’s most powerful and versatile PCR enhancement technology to date. CoPrimers are extremely accurate and virtually eliminate the formation of primer dimers during PCR multiplexing. They were recently the subject of both an article and commentary in the Journal of Molecular Diagnostics, in which the technology was cited as a technical advance providing a 2.5 million-fold improvement in the reduction of amplification errors.

•	Co-Dx Design Software: Design and analytical software that facilitates rapid and accurate DNA test design by taking the guesswork out of development, reducing the possibility of human error.

Competitive Advantages of Co-Diagnostics

•	Affordability: Much lower-cost test kits - a fraction of competitors’ pricing (50%-90% reductions).

•	Flexibility: CDI test can run on many vendors’ DNA diagnostic testing machines. It is particularly well suited to the new generation of “lab-on-a-chip” and “point-of-care” (“LOC and POC”), highly portable analysis machinery for field, clinic and office applications.

•	Speed: Rapid assay development and shorter time to results.

•	Simplicity: Tests require no special setup or highly qualified technicians.

•	Accuracy: Tests are more accurate than competitors’ and can detect more strains of viruses.

•	Exclusivity: CDI owns all patents used in preparation of its tests, all intellectual property including a 100-year license on Co-Primers and all additional product and process development of Dr. Satterfield through March 2019.

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•	Personalized Medicine: Rising health care costs in developed and developing nations will increasingly require that health care systems be patient specific to eliminate waste, misdiagnoses, and ineffectiveness. A critical component will be accurate, more affordable DNA-based diagnostics, which CDI is very well positioned to address.

•	Low-cost Provider: The Company’s overhead is low. Its platform technology obviates the need to pay patent royalties typically required of its competitors.

•	Worldwide Footprint: With a dynamic technology that encompasses markets worldwide, the Company can identify the best target markets, not only in high burden developing countries (HBDC’s) but also in developed nations.

•	Growth Industry Category: DNA testing is the fastest-growing segment of in-vitro diagnostic testing.

•	Combination Product Offering: CDI’s ultra-sensitive tests are the perfect match for a new generation of handheld and other small point-of-care devices now entering the market. Used together, these affordable tests + devices will revolutionize the molecular diagnostics industry in cost, speed of test results and simplification.

Recent Developments

On October 13, 2016, we entered into a License Agreement with Zika Diagnostics Inc. (“ZikaDx”), our majority-owned (65%) subsidiary. Pursuant to the License Agreement, ZikaDx has an exclusive license to make, use, sell and license PCR tests using Co-Dx™ technology, but only for the Zika virus and certain other flaviviruses and alphaviruses, including dengue, chikungunya, yellow fever, West Nile virus and Japanese encephalitis and on a non-exclusive basis, malaria. The Licensed Technology is encompassed in three issued patents and two pending patent applications described in the License Agreement. Those patents and applications are entitled "Rapid Oligo Probes", "Detection Primers for Nucleic Acid Extension or Amplification Reactions", "Nucleic Acid Hotstart Technology", "Primers for Nucleic Acid Extension or Amplification Reactions" and "Cooperative Primers, Probes and Applications thereof." The Licensed Tests are "open architecture" tests that can be performed on most of the thermocycler molecular diagnostic testing machines available in the marketplace. The costs of goods and delivery to the public will be much less than tests currently available since the Licensed Technology is not based on any other patented technology requiring licensing royalties to be able to design and employ tests.

The License Agreement required that ZikaDX pay an initial license fee of $500,000 upon execution of the license, which has been paid, and that ZikaDx pay a royalty of 10% of the gross margin of the sales of the Licensed Tests. The License Agreement obligates us to use up to $200,000 of the initial license fee for lab and personnel to continue development of the Licensed Tests and covenants that we will have developed and lab verified tests for each of the pathogens covered by the License Agreement ready for in-field verification preliminary to sales and distribution of the Licensed Tests within 180 days of the payment of the initial license fee.

On December 12, 2016, we issued senior secured convertible notes and warrants when we entered into a securities purchase agreement. Under the terms of the securities purchase agreement, we executed senior secured convertible 15% notes for a total indebtedness of $1,100,000 in favor of the investors. The senior secured convertible notes are convertible into our common stock at $.75 per share or a discount of 30% to the price of the stock issued in an anticipated initial public offering, whichever is less. The senior secured convertible notes bear interest at the annual rate of 15% per annum and are due April 12, 2017. Interest-only payments are due quarterly in arrears. The senior secured convertible notes are convertible anytime until their due date.

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Risk Factors

Our business is subject to a number of risks. You should be aware of these risks before making an investment decision. These risks are discussed more fully in the section of this prospectus titled “Risk Factors,” which begins on page 13 of this prospectus and includes:

•	We have a history of losses;

•	We will be required to raise additional financing;

•	We have a significant amount of indebtedness; and

•	Market acceptance of our products is still uncertain.

Organizational History and Corporate Information

We were incorporated as Co-Diagnostics, Inc., in Utah on April 18, 2013. Our principal executive office is located 8160 S. Highland Drive, Salt Lake City, Utah 84124. Our telephone number is (801) 278-9769. Our web address is http://codiagnostics.com. Information included on our website is not part of this prospectus.

Implications of Being an Emerging Growth Company

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules. We expect that we will remain an emerging growth company for the foreseeable future, but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company. We refer to the Jumpstart Our Business Startups Act of 2012 herein as the "JOBS Act," and references herein to "emerging growth company" have the meaning associated with it in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;

•	not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	not being required to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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For as long as we continue to be an emerging growth company, we expect that we will take advantage of the reduced disclosure obligations available to us as a result of that classification. We have taken advantage of certain of those reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

An emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies.

We are also a "smaller reporting company" as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies.

THE OFFERING

Common stock outstanding prior to the offering	108,704,025 shares

Common stock offered by the Company	[*] shares

Over-allotment option	The underwriters have an option for a period of 45 days to purchase up to [*] additional shares of our common stock to cover over-allotments, if any.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $[*] or approximately $[*] if the underwriters exercise their option to purchase additional shares in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering: (1) for clinical development, expansion of laboratory facilities and regulatory filing of new diagnostic tests; (2) to increase our sales and marketing capabilities; (3) to create our own manufacturing facility to produce our reagents both here and in India and other locations in the developing world; (3)to expand the availability of PCR machines in developing nations under our reagent rental program; and (4) for general corporate purposes, including working capital.

“Use of Proceeds’ on page 31 of this prospectus.

Proposed Nasdaq Stock Market symbol:	CODX

Risk Factors

You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 13 of this prospectus before deciding whether or not to invest in shares of our common stock.

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RISK FACTORS

Our business is subject to many risks and uncertainties, which may affect our future financial performance. If any of the events or circumstances described below occur, our business and financial performance could be adversely affected, our actual results could differ materially from our expectations, and the price of our stock could decline. The risks and uncertainties discussed below are not the only ones we face. There may be additional risks and uncertainties not currently known to us or that we currently do not believe are material that may adversely affect our business and financial performance. You should carefully consider the risks described below, together with all other information included in this prospectus including our financial statements and related notes, before making an investment decision. The statements contained in this prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and investors in our securities may lose all or part of their investment.

Risks Related to Our Business and Industry

We have a limited commercial history upon which to base our prospects, have not generated revenues or profits and do not expect to generate profits for the foreseeable future. We may never achieve or sustain profitability.

We began operations in April 2013, and we have a limited operating history. We have not earned significant revenue to date and do not expect to earn significant revenue in the near future. We had a net loss of $ 2.0 million, $1.0 million, and $1.4 million, in the year ended December 31, 2015 and the year ended December 31, 2014, and in the nine month period ended September 30, 2016, respectively. Our accumulated deficit was $3.5 million and $4.9 million as of December 31, 2015 and September 30, 2016, respectively. Potential investors should be aware of the difficulties normally encountered by a new enterprise, many of which are beyond our control, including substantial risks and expenses in the course of developing new diagnostic tests, establishing or entering new markets, organizing operations and marketing procedures. The likelihood of our success must be considered in light of these risks, expenses, complications and delays, and the competitive environment in which we operate. There is, therefore, nothing at this time upon which to base an assumption that our business plan will prove successful, and we may not be able to generate significant revenue, raise additional capital or operate profitably. We will continue to encounter risks and difficulties frequently experienced by early commercial stage companies, including scaling up our infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with our growth. In addition, as a result of the start-up nature of our business, we can be expected to continue to sustain substantial operating expenses without generating sufficient revenues to cover expenditures. As discussed in Note 1 to the audited condensed financial statements and elsewhere in this Form S-1, our recurring operating losses from operations and our need for additional sources of capital to fund our ongoing operations raise substantial doubt about our ability to continue as a going concern. Any investment in our company is therefore highly speculative and could result in the loss of your entire investment.

We will need to raise additional capital, which may not be available on favorable terms, if at all, and which may cause dilution to stockholders, restrict our operations or adversely affect our ability to operate our business.

As of September 30, 2016, our cash balance was $53,374 and our working capital deficit was $2.2 million. At our current rate of expenditures, we estimate that our existing capital resources will fund our operations for twelve months. Accordingly, we will need to raise additional funds through public or private debt or equity financing or through other means in order to sustain our operations and current business strategy. We may be unable to obtain adequate financing on favorable terms, or at all, and any additional financings could result in additional dilution to our then existing stockholders or restrict our operations or adversely affect our ability to operate our business. If we are unable to obtain needed financing on acceptable terms, we may not be able to implement our business plan, which could have a material adverse effect on our business, financial condition and results of operations. We may not be able to meet our business objectives; our equity value may decrease and investors may lose some or all of their investment. If we raise funds by issuing equity securities, the percentage ownership of our then stockholders will be reduced. If we raise funds by issuing debt, the ability of our stockholders to receive earnings or distributions may be adversely affected and we may be subject to additional covenants and restrictions.

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Our near-term success is dependent upon our ability to commence sales of our tests.

Our success will depend, in part, upon our ability to commence sales of our tests. Attracting new customers and distribution networks requires substantial time and expense. Any failure to initiate sales of our tests to validate our platform would adversely affect our operating results. Many factors could affect the market acceptance and commercial success of our diagnostic tests, including:

•	our ability to convince our potential customers of the advantages and economic value of our tests over competing technologies and diagnostic tests;

•	the breadth of our test menu relative to competitors;

•	changes to policies, procedures or currently accepted best practices in clinical diagnostic testing;

•	the extent and success of our marketing and sales efforts;

•	our ability to manufacture in quantity our commercial diagnostic tests and meet demand in a timely fashion.

If we cannot successfully develop, obtain regulatory approvals for and commercialize new diagnostic tests, our financial results will be harmed and our ability to compete will be harmed.

Our financial performance depends in part upon our ability to successfully develop and market new tests in a rapidly changing technological and economic environment. If we fail to successfully introduce new diagnostic tests, we could lose customers and market share. We could also lose market share if our competitors introduce new diagnostic tests or technologies that render our diagnostic tests less competitive or obsolete. In addition, delays in the introduction of new diagnostic tests due to regulatory, developmental or other obstacles could negatively impact our revenue and market share, as well as our earnings. Factors that can influence our ability to introduce new diagnostic tests, the timing associated with new product approvals and commercial success of these diagnostic tests include:

•	the scope of and progress made in our research and development activities;

•	our ability to successfully initiate and complete clinical trial studies;

•	timely expansion of our menu of tests;

•	the results of clinical trials needed to support any regulatory approvals of our tests;

•	our ability to obtain requisite FDA or other regulatory clearances or approvals for our tests under development on a timely basis;

•	demand for the new diagnostic tests we introduce;

•	product offerings from our competitors; and

•	the functionality of new diagnostic tests that address market requirements and customer demands.

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We are subject to many laws and governmental regulations and any adverse regulatory action may materially adversely affect our financial condition and business operations.

Our diagnostic tests are subject to regulation by numerous government agencies, including the FDA and comparable foreign agencies. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of our diagnostic tests. In the clinical market, our diagnostic tests are regulated by the FDA and comparable agencies of other countries. In particular, FDA regulations govern activities such as product development, product testing, product labeling, product storage, premarket clearance or approval, manufacturing, advertising, promotion, product sales, reporting of certain product failures and distribution. Our diagnostic tests will require 510(k) clearance from the FDA prior to marketing in the United States directly to end users. Clinical trials are required to support a 510(k) submission.

Since 2009, the FDA has significantly increased its oversight of companies subject to its regulations, including medical device companies, by hiring new investigators and stepping up inspections of manufacturing facilities. The FDA has recently also significantly increased the number of warning letters issued to companies. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, the FDA could refuse to grant pre-market approval applications or require certificates of foreign governments for exports, and/or require us to notify health professionals and others. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively marketing and selling our diagnostic tests.

Foreign governmental regulations have become increasingly stringent and more common, and we may become subject to more rigorous regulation by foreign governmental authorities in the future. Penalties for a company’s non-compliance with foreign governmental regulation could be severe, including revocation or suspension of a company’s business license and criminal sanctions. Any domestic or foreign governmental law or regulation imposed in the future may have a material adverse effect on us.

Our current and potential customers in the United States and elsewhere may also be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

The life sciences industry is highly competitive and subject to rapid technological change. If our competitors and potential competitors develop superior diagnostic tests and technologies, our competitive position and results of operations would suffer.

We face intense competition from a number of companies that offer diagnostic tests in our target markets, many of which have substantially greater financial resources and larger, more established marketing, sales and service organizations than we do. The life sciences industry is characterized by rapid and continuous technological innovation. We may need to develop new technologies for our diagnostic tests to remain competitive. One or more of our current or future competitors could render our present or future diagnostic tests obsolete or uneconomical by technological advances. We may also encounter other problems in the process of delivering new diagnostic tests to the marketplace, such as problems related to design, development or manufacturing of such diagnostic tests, and as a result we may be unsuccessful in selling such diagnostic tests. Our future success depends on our ability to compete effectively against current technologies, as well as to respond effectively to technological advances by developing and marketing diagnostic tests that are competitive in the continually changing technological landscape.

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If our diagnostic tests do not perform as expected or the reliability of the technology on which our diagnostic tests are based is questioned, we could experience delayed or reduced market acceptance of our diagnostic tests, increased costs and damage to our reputation.

Our success depends on the market’s confidence that we can provide reliable, high-quality diagnostic tests. We believe that customers in our target markets are likely to be particularly sensitive to product defects and errors. Our reputation and the public image of our diagnostic tests or technologies may be impaired if our diagnostic tests fail to perform as expected or our diagnostic tests are perceived as difficult to use. Despite quality control testing, defects or errors could occur in our diagnostic tests or technologies.

In the future, if our diagnostic tests experience a material defect or error, this could result in loss or delay of revenues, delayed market acceptance, damaged reputation, diversion of development resources, legal claims, increased insurance costs or increased service and warranty costs, any of which could harm our business. Such defects or errors could also prompt us to amend certain warning labels or narrow the scope of the use of our diagnostic tests, either of which could hinder our success in the market. Even after any underlying concerns or problems are resolved, any widespread concerns regarding our technology or any manufacturing defects or performance errors in our diagnostic tests could result in lost revenue, delayed market acceptance, damaged reputation, increased service and warranty costs and claims against us.

If our international distributor relationships are not successful, our ability to market and sell our diagnostic tests will be harmed and our financial performance will be adversely affected.

Outside of the United States, we depend on relationships with distributors for the marketing and sales of our diagnostic tests in various geographic regions, and we have a limited ability to influence their efforts. Relying on distributors for our sales and marketing could harm our business for various reasons, including:

•	agreements with distributors may terminate prematurely due to disagreements or may result in litigation;

•	our distributors may not devote sufficient resources to the sale of diagnostic tests;

•	our distributors may be unsuccessful in marketing our diagnostic tests; and

•	we may not be able to negotiate future distributor agreements on acceptable terms.

If we become subject to claims relating to improper handling, storage or disposal of hazardous materials, we could incur significant cost and time to comply.

Our research and development processes involve the controlled storage, use and disposal of hazardous materials, including biological hazardous materials. We are subject to foreign, federal, state and local regulations governing the use, manufacture, storage, handling and disposal of materials and waste products. We may incur significant costs complying with both existing and future environmental laws and regulations. In particular, we are subject to regulation by the Occupational Safety and Health Administration, or OSHA, and the Environmental Protection Agency, or EPA, and to regulation under the Toxic Substances Control Act and the Resource Conservation and Recovery Act in the United States. OSHA or the EPA may adopt additional regulations in the future that may affect our research and development programs. The risk of accidental contamination or injury from hazardous materials cannot be eliminated completely. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our workers’ compensation insurance. We may not be able to maintain insurance on acceptable terms, if at all.

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Our diagnostic tests have not been manufactured on a high volume scale and are subject to unforeseen scale-up risks.

While we have developed a process to manufacture diagnostic tests, there can be no assurance that we can manufacture our diagnostic tests at a scale that is adequate for our future commercial needs. We may face significant or unforeseen difficulties in manufacturing our diagnostic tests, including but not limited to:

•	technical issues relating to manufacturing components of our diagnostic tests on a high volume commercial scale at reasonable cost, and in a reasonable time frame;

•	difficulty meeting demand or timing requirements for orders due to excessive costs or lack of capacity for part or all of an operation or process;

•	changes in government regulations or in quality or other requirements that lead to additional manufacturing costs or an inability to supply product in a timely manner, if at all; and

•	increases in raw material or component supply cost or an inability to obtain supplies of certain critical supplies needed to complete our manufacturing processes.

These and other difficulties may only become apparent when scaling up to the manufacturing process of our diagnostic tests to a more substantive commercial scale. In the event our diagnostic tests cannot be manufactured in sufficient commercial quantities or manufacturing is delayed, our future prospects could be significantly impacted and our financial prospects would be materially harmed.

We or our suppliers may experience development or manufacturing problems or delays that could limit the growth of our revenue or increase our losses.

We may encounter unforeseen situations in the manufacturing of our diagnostic tests that could result in delays or shortfalls in our production. Our suppliers may also face similar delays or shortfalls. In addition, our or our suppliers’ production processes may have to change to accommodate any significant future expansion of our manufacturing capacity, which may increase our or our suppliers’ manufacturing costs, delay production of our diagnostic tests, reduce our product gross margin and adversely impact our business. If we are unable to keep up with demand for our diagnostic tests by successfully manufacturing and shipping our diagnostic tests in a timely manner, our revenue could be impaired, market acceptance for our diagnostic tests could be adversely affected and our customers might instead purchase our competitors’ diagnostic tests. In addition, developing manufacturing procedures for new diagnostic tests may require developing specific production processes for those diagnostic tests. Developing such processes could be time consuming and any unexpected difficulty in doing so can delay the introduction of a product.

We expect to rely on third parties to conduct studies of our diagnostic tests that will be required by the FDA or other regulatory authorities and those third parties may not perform satisfactorily.

We do not have the ability to independently conduct the field trial studies or other studies that may be required to obtain FDA and other regulatory clearances or approvals for our diagnostic tests. Accordingly, we expect to rely on third parties, such as independent testing laboratories and hospitals, to conduct such studies. Our reliance on these third parties will reduce our control over these activities. These third-party contractors may not complete activities on schedule or conduct studies in accordance with regulatory requirements or our study design. We cannot control whether they devote sufficient time, skill and resources to our studies. Our reliance on third parties that we do not control will not relieve us of any applicable requirement to prepare, and ensure compliance with, various procedures required under good clinical practices. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our studies may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for additional diagnostic tests.

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Product liability claims could adversely impact our financial condition and our earnings and impair our reputation.

Inadequate disclosure of product-related risks or product-related information with respect to our diagnostic tests could result in an unsafe condition, injury to, or death of, a patient. The occurrence of such a problem could result in product liability claims, or safety alert relating to, one or more of our diagnostic tests. Product liability claims, regardless of their ultimate outcome, could have a material adverse effect on our business and reputation and on our ability to attract and retain customers for our diagnostic tests.

Health care policy changes, including U.S. health care reform legislation signed in 2010, may have a material adverse effect on us.

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 were signed into law. Elements of this legislation, such as comparative effectiveness research, an independent payment advisory board, payment system reforms, including shared savings pilots, and other provisions, could meaningfully change the way health care is developed and delivered, and may materially impact numerous aspects of our business.

Consolidation in the health care industry could have an adverse effect on our revenues and results of operations.

Many health care industry companies, including health care systems, are consolidating to create new companies with greater market power. As the health care industry consolidates, competition to provide goods and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for diagnostic tests. If we are forced to reduce our prices because of consolidation in the health care industry, our projected revenues would decrease and our earnings, financial condition, and/or cash flows would suffer.

Our ability to compete depends on our ability to attract and retain talented employees.

Our future success depends on our ability to identify, attract, train, integrate and retain highly qualified technical, development, sales and marketing, managerial and administrative personnel. Competition for highly skilled individuals is extremely intense and we face difficulty identifying and hiring qualified personnel in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for hiring experienced employees have greater resources than we have. If we fail to identify, attract, train, integrate and retain highly qualified and motivated personnel, our reputation could suffer and our business, financial condition and results of operations could be adversely affected.

Our future success also depends on the continued service and performance of our senior management team. The replacement of members of our senior management team likely would involve significant time and costs, and the loss of any these individuals may delay or prevent the achievement of our business objectives.

If we do not achieve, sustain or successfully manage our anticipated growth, our business and prospects will be harmed.

If we are unable to obtain or sustain adequate revenue growth, our financial results could suffer. Furthermore, significant growth will place strains on our management and our operational and financial systems and processes and our operating costs may escalate even faster than planned. If we cannot effectively manage our expanding operations and our costs, we may not be able to grow effectively or we may grow at a slower pace. Additionally, if we do not successfully forecast the timing of regulatory authorization for our additional tests, marketing and subsequent demand for our diagnostic tests or manage our anticipated expenses accordingly, our operating results will be harmed.

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Other companies or institutions have commercial diagnostic tests or may develop and market novel or improved methods for infectious disease diagnostic testing, which may make our diagnostic platform less competitive or obsolete.

The market for diagnostic testing is large and established, and our competitors may possess significantly greater financial resources and have larger development and commercialization capabilities than we do. We may be unable to compete effectively against these competitors either because their diagnostic platforms are superior or because they may have more expertise, experience, financial resources or stronger business relationships.

New technologies, techniques or diagnostic tests could emerge that might offer better combinations of price and performance than our current or future diagnostic tests.

It is critical to our success that we anticipate changes in technology and customer requirements and to successfully introduce, on a timely and cost-effective basis, new, enhanced and competitive technologies that meet the needs of current and prospective customers. If we do not successfully innovate and introduce new technology into our product lines or manage the transitions to new product offerings, our revenues, results of operations and business will be adversely impacted. Competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. We anticipate that we will face increased competition in the future as existing companies and competitors develop new or improved diagnostic tests and as new companies enter the market with new technologies.

We are dependent on single source suppliers for some of the components and materials used in our diagnostic tests, and supply chain interruptions could negatively impact our operations and financial performance.

Our diagnostic tests are manufactured by us and we obtain supplies from a limited number of suppliers. In some cases, critical components required to manufacture our diagnostic tests may only be available from a sole supplier or limited number of suppliers, any of whom would be difficult to replace. The supply of any of our manufacturing materials may be interrupted because of poor vendor performance or other events outside our control, which may require us, among other things, to identify alternate vendors and result in lost sales and increased expenses. Even if the manufacturing materials that we source are available from other parties, the time and effort involved in validating the new supplies and obtaining any necessary regulatory approvals for substitutes could impede our ability to replace such components in a timely manner or at all.

Risks Relating to Our Financial Position and Need for Additional Capital

We expect that we will need additional funding to expand our commercialization efforts for our new diagnostic tests.

Molecular diagnostic test development, which includes research and development, pre-clinical and human clinical trials, is a time-consuming and expensive process that takes time to complete. We expect that our expenses will increase substantially as we move new diagnostic tests through human clinical trials, seek regulatory approvals, and pursue development of additional innovations. If we obtain marketing approval for the diagnostic tests that we develop, license, or acquire, we expect to incur significant commercialization expenses related to regulatory compliance requirements, sales and marketing, manufacturing and distribution. Net loss for the nine months ended September 30, 2016 and the year ended December 31, 2015 was approximately $1.4 million and $2.0 million, respectively. As of September 30, 2016, we had an accumulated deficit of $4.9 million. We need to obtain additional financing to fund our operations and there can be no assurance that additional financing will be available to us or that such financing, if available, will be available on favorable terms. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

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Our inability to raise capital on acceptable terms in the future may cause us to delay, diminish, or curtail certain operational activities, including research and development activities, clinical trials, sales and marketing, and other operations, in order to reduce costs and sustain the business, and such inability would have a material adverse effect on our business and financial condition.

We expect capital outlays and operating expenditures to increase over the next several years as we work to expand our commercial activities, expand our development activities, conduct clinical trials, expand manufacturing operations and expand our infrastructure. We may need to raise additional capital to, among other things:

•	fund clinical trials and preclinical trials for our diagnostic tests as requested or required by regulatory agencies;

•	sustain commercialization of our new diagnostic tests;

•	expand and automate our manufacturing capabilities;

•	increase our sales and marketing efforts to drive market adoption and address competitive developments;

•	finance capital expenditures and our general and administrative expenses;

•	develop new diagnostic tests;

•	maintain, expand and protect our intellectual property portfolio;

•	add operational, financial and management information systems; and

•	hire additional research and development, quality control, scientific, and general and administrative personnel.

Our present and future funding requirements will depend on many factors, including but not limited to:

•	the progress and timing of our clinical trials;

•	the level of research and development investment required to maintain and improve our technology position;

•	cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, if any;

•	our efforts to acquire or license complementary technologies or acquire complementary businesses;

•	changes in product development plans needed to address any difficulties in commercialization or changing market conditions;

•	competing technological and market developments;

•	changes in regulatory policies or laws that may affect our operations; and

•	changes in physician acceptance or medical society recommendations that may affect commercial efforts.

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We may not be able to continue to operate as a going concern.

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements. We may be unable to continue to operate without the threat of liquidation for the foreseeable future.

Raising additional capital may cause dilution to our existing stockholders, and restrict our operations or require us to relinquish certain intellectual property rights.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances, licensing arrangements and grants. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing stockholders may be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our stockholders. Debt and receivables financings may be coupled with an equity component, such as warrants to purchase shares, which could also result in dilution of our existing stockholders’ ownership. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us. A failure to obtain adequate funds may cause us to curtail certain operational activities, including research and development, regulatory trials, sales and marketing, and manufacturing operations, in order to reduce costs and sustain the business, and would have a material adverse effect on our business and financial condition.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our cash from this offering in ways that ultimately increase the value of any investment in our securities or enhance stockholder value. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply our cash in ways that enhance stockholder value, we may fail to achieve expected financial results, which may result in a decline in the price of our shares of common stock, and, therefore, may negatively impact our ability to raise capital, invest in or expand our business, acquire additional products or licenses, commercialize our diagnostic tests, or continue our operations.

Market and economic conditions may negatively impact our business, financial condition and share price.

Concerns over inflation, energy costs, geopolitical issues, the U.S. mortgage market and a declining real estate market, unstable global credit markets and financial conditions, and volatile oil prices have led to periods of significant economic instability, diminished liquidity and credit availability, declines in consumer confidence and discretionary spending, diminished expectations for the global economy and expectations of slower global economic growth going forward, increased unemployment rates, and increased credit defaults in recent years. Our general business strategy may be adversely affected by any such economic downturns, volatile business environments and continued unstable or unpredictable economic and market conditions. If these conditions continue to deteriorate or do not improve, it may make any necessary debt or equity financing more difficult to complete, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance, and share price and could require us to delay or abandon development or commercialization plans. In addition, there is a risk that one or more of our current and future service providers, manufacturers, suppliers, hospitals and other medical facilities, our third party payors, and other partners could be negatively affected by these difficult economic times, which could adversely affect our ability to attain our operating goals on schedule and on budget or meet our business and financial objectives.

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Risks Related to Intellectual Property

The extent to which we can protect our diagnostic tests and technologies through intellectual property rights that we own, acquire or license is uncertain.

We employ a variety of proprietary and patented technologies and methods in connection with the diagnostic tests we sell or are developing. We cannot provide any assurance that the intellectual property rights that we own or license provide effective protection from competitive threats or that we would prevail in any litigation in which our intellectual property rights are challenged. In addition, we may not be successful in obtaining new proprietary or patented technologies or methods in the future, whether through acquiring ownership or through licenses from third parties.

Our currently pending or future patent applications may not result in issued patents, and we cannot predict how long it may take for a patent to issue on any of our pending patent applications, assuming a patent does issue.

Other parties may challenge patents issued or exclusively licensed to us, or courts or administrative agencies will hold our patents or the patents we license on an exclusive basis to be valid and enforceable. We may not be successful in defending challenges made against our patents and other intellectual property rights. Any third-party challenge to any of our patents could result in the unenforceability or invalidity of some or all of the claims of such patents and could be time consuming and expensive.

The extent to which the patent rights of life sciences companies effectively protect their diagnostic tests and technologies is often highly uncertain and involves complex legal and factual questions for which important legal principles remain unresolved.

No consistent policy regarding the proper scope of allowable claims of patents held by life sciences companies has emerged to date in the United States. Various courts, including the U.S. Supreme Court, have rendered decisions that impact the scope of patentability of certain inventions or discoveries relating to diagnostic tests or genomic diagnostic testing. These decisions generally stand for the proposition that inventions that recite laws of nature are not themselves patentable unless they have sufficient additional features that provide practical assurance that the processes are genuine inventive applications of those laws rather than patent drafting efforts designed to monopolize a law of nature itself. What constitutes a “sufficient” additional feature for this purpose is uncertain. While we do not generally rely on gene sequence patents, this evolving case law in the United States may adversely impact our ability to obtain new patents and may facilitate third-party challenges to our existing owned and exclusively licensed patents.

We cannot predict the breadth of claims that may be allowed or enforced in patents we own. For example:

•	the inventor(s) named in one or more of our patents or patent applications might not have been the first to have made the relevant invention;

•	the inventor (or his assignee) might not have been the first to file a patent application for the claimed invention;

•	others may independently develop similar or alternative diagnostic tests and technologies or may successfully replicate our product and technologies;

•	it is possible that the patents we own or in which have exclusive license rights may not provide us with any competitive advantages or may be challenged by third parties and found to be invalid or unenforceable;

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•	any patents we obtain or exclusively license may expire before, or within a limited time period after, the diagnostic tests and services relating to such patents are commercialized;

•	we may not develop or acquire additional proprietary diagnostic tests and technologies that are patentable; and

•	others may acquire patents that could be asserted against us in a manner that could have an adverse effect on our business.

Changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of our intellectual property rights.

On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation and switch the U.S. patent system from a “first-to-invent” system to a “first-to-file” system. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The U.S. Patent and Trademark Office, or USPTO, recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, including the first-to-file provisions in particular, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned and licensed patent applications and the enforcement or defense of issued patents that we own or license, all of which could have a material adverse effect on our business and financial condition.

Patent applications in the United States and many foreign jurisdictions are not published until at least eighteen months after filing and it is possible for a patent application filed in the United States to be maintained in secrecy until a patent issues on the application. In addition, publications in the scientific literature often lag behind actual discoveries. We therefore cannot be certain that others have not filed patent applications that cover inventions that are the subject of pending applications that we own or exclusively license or that we were the first to invent the technology (if filed prior to the Leahy-Smith Act) or first to file (if filed after the Leahy-Smith Act). Our competitors may have filed, and may in the future file, patent applications covering technology that is similar to or the same as our technology. Any such patent application may have priority over patent applications that we own and, if a patent issues on such patent application, we could be required to obtain a license to such patent in order to carry on our business. If another party has filed a U.S. patent application covering an invention that is similar to, or the same as, an invention that we own, we may have to participate in an interference or other proceeding in the USPTO or a court to determine priority of invention in the United States, for applications and patents made prior to the enactment of the Leahy-Smith Act. For applications and patents made following the enactment of the Leahy-Smith Act, we may have to participate in a derivation proceeding to resolve disputes relating to inventorship. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in our inability to obtain or retain any U.S. patent rights with respect to such invention.

In addition, the laws of foreign jurisdictions may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. Publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions. Moreover, the USPTO might require that the term of a patent issuing from a pending patent application be disclaimed and limited to the term of another patent that is commonly owned or names a common inventor. As a result, the issuance, scope, validity, term, enforceability and commercial value of our patent rights are highly uncertain.

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The patent prosecution process is expensive and time-consuming, is highly uncertain and involves complex legal and factual questions. Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary technology and product candidates. We seek to protect our proprietary position by filing in the United States and in certain foreign jurisdictions patent applications related to our novel technologies and product candidates that are important to our business.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. In addition, we may not pursue or obtain patent protection in all major markets. Moreover, in some circumstances, we may not have the right to control the preparation, filing or prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties. In some circumstances, our licensors may have the right to enforce the licensed patents without our involvement or consent, or to decide not to enforce or to allow us to enforce the licensed patents. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. If any of our licensors fail to maintain such patents, or lose rights to those patents, the rights that we have licensed may be reduced or eliminated and our right to develop and commercialize any of our product candidates that are the subject of such licensed rights could be adversely affected.

Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. In particular, during prosecution of any patent application, the issuance of any patents based on the application may depend upon our ability to generate additional nonclinical or clinical data that support the patentability of our proposed claims. We may not be able to generate sufficient additional data on a timely basis, or at all. Moreover, changes in either the patent laws or interpretation of the patent laws in the United States or other countries may diminish the value of our patents or narrow the scope of our patent protection.

Moreover, we may be subject to a third-party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission or proceeding could reduce the scope of, or invalidate, our patent rights; allow third parties to commercialize our technology or products and compete directly with us, without payment to us; or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our owned and licensed patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Obtaining and maintaining our patent protection depends upon compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent prosecution process and following the issuance of a patent. There are situations in which noncompliance with these requirements can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case if our patent were in force.

Our intellectual property rights may not be sufficient to protect our competitive position and to prevent others from manufacturing, using or selling competing diagnostic tests.

The scope of our owned and exclusively licensed intellectual property rights will not be sufficient to prevent others from manufacturing, using or selling competing diagnostic tests. Competitors could purchase our product and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies and thereby avoid infringing our intellectual property rights. If our intellectual property is not sufficient to effectively prevent our competitors from developing and selling similar diagnostic tests, our competitive position and our business could be adversely affected.

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We may become involved in disputes relating to our intellectual property rights, and may need to resort to litigation in order to defend and enforce our intellectual property rights.

Extensive litigation regarding patents and other intellectual property rights has been common in the medical diagnostic testing industry. Litigation may be necessary to assert infringement claims, protect trade secrets or know-how and determine the enforceability, scope and validity of certain proprietary rights. Litigation may even be necessary to resolve disputes of inventorship or ownership of proprietary rights. The defense and prosecution of intellectual property lawsuits, USPTO interference or derivation proceedings and related legal and administrative proceedings (e.g., a re-examination) in the United States and internationally involve complex legal and factual questions. As a result, such proceedings are costly and time consuming to pursue, and their outcome is uncertain.

Even if we prevail in such a proceeding in which we assert our intellectual property rights against third parties, the remedy we obtain may not be commercially meaningful or adequately compensate us for any damages we may have suffered. If we do not prevail in such a proceeding, our patents could potentially be declared to be invalid, unenforceable or narrowed in scope, or we could otherwise lose valuable intellectual property rights. Similar proceedings involving the intellectual property we exclusively license could also have an impact on our business. Further, if any of our other owned or exclusively licensed patents are declared invalid, unenforceable or narrowed in scope, our competitive position could be adversely affected.

We could face claims that our activities or the manufacture, use or sale of our diagnostic tests infringe the intellectual property rights of others, which could cause us to pay damages or licensing fees and limit our ability to sell some or all of our diagnostic tests and services.

Our research, development and commercialization activities may infringe or be claimed to infringe patents or other intellectual property rights owned by other parties of which we may be unaware because the relevant patent applications may have been filed but not yet published. Certain of our competitors and other companies have substantial patent portfolios, and may attempt to use patent litigation as a means to obtain a competitive advantage or to extract licensing revenue. In addition to patent infringement claims, we may also be subject to other claims relating to the violation of intellectual property rights, such as claims that we have misappropriated trade secrets or infringed third party trademarks. The risks of being involved in such litigation may also increase as we gain greater visibility as a public company and as we gain commercial acceptance of our diagnostic tests and move into new markets and applications for our diagnostic tests.

Regardless of merit or outcome, our involvement in any litigation, interference or other administrative proceedings could cause us to incur substantial expense and could significantly divert the efforts of our technical and management personnel. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our share price to decline. An adverse determination, or any actions we take or agreements we enter into in order to resolve or avoid disputes, may subject us to the loss of our proprietary position or to significant liabilities, or require us to seek licenses that may include substantial cost and ongoing royalties. Licenses may not be available from third parties, or may not be obtainable on satisfactory terms. An adverse determination or a failure to obtain necessary licenses may restrict or prevent us from manufacturing and selling our diagnostic tests and offering our services. These outcomes could materially harm our business, financial condition and results of operations.

We may not be able to adequately protect our intellectual property outside of the United States.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to medical devices, diagnostic testing and biotechnology, which could make it difficult for us to stop the infringement of our patents and for licensors, if they were to seek to do so, to stop infringement of patents that are licensed to us. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Additionally, prosecuting and maintaining intellectual property (particularly patent) rights are very costly endeavors, and for these and other reasons we may not pursue or obtain patent protection in all major markets. We do not know whether legal and government fees will increase substantially and therefore are unable to predict whether cost may factor into our global intellectual property strategy.

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In addition to the risks associated with patent rights, the laws in some foreign jurisdictions may not provide protection for our trade secrets and other intellectual property. If our trade secrets or other intellectual property are misappropriated in foreign jurisdictions, we may be without adequate remedies to address these issues. Additionally, we also rely on confidentiality and assignment of invention agreements to protect our intellectual property in foreign jurisdictions. These agreements may provide for contractual remedies in the event of misappropriation, but we do not know to what extent, if any, these agreements and any remedies for their breach, will be enforced by a foreign court. In the event our intellectual property is misappropriated or infringed upon and an adequate remedy is not available, our future prospects will likely diminish. The sale of diagnostic tests that infringe our intellectual property rights, particularly if such diagnostic tests are offered at a lower cost, could negatively impact our ability to achieve commercial success and may materially and adversely harm our business.

Our failure to secure trademark registrations could adversely affect our business and our ability to market our diagnostic tests and product candidates.

Our trademark applications in the United States and any other jurisdictions where we may file may not be allowed for registration, and our registered trademarks may not be maintained or enforced. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in corresponding foreign agencies, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our applications and/or registrations, and our applications and/or registrations may not survive such proceedings. Failure to secure such trademark registrations in the United States and in foreign jurisdictions could adversely affect our business and our ability to market our diagnostic tests and product candidates.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information, or the misappropriation of the intellectual property we regard as our own.

We rely on trade secrets to protect our proprietary know how and technological advances in test design, particularly where we do not believe patent protection is appropriate or obtainable. Nevertheless, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, third party contractors, third party collaborators and other advisors to protect our trade secrets and other proprietary information. These agreements generally require that the other party to the agreement keep confidential and not disclose to third parties all confidential information developed by us or made known to the other party by us during the course of the other party’s relationship with us. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to seek to pursue a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time consuming, and the outcome would be unpredictable. Further, courts outside the United States may be less willing to protect trade secrets. In addition, others may independently discover our trade secrets and proprietary information and therefore be free to use such trade secrets and proprietary information. Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. In addition, our trade secrets and proprietary information may be misappropriated as a result of breaches of our electronic or physical security systems in which case we may have no legal recourse. Failure to obtain, or maintain, trade secret protection could enable competitors to use our proprietary information to develop diagnostic tests that compete with our diagnostic tests or cause additional, material adverse effects upon our competitive business position.

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Risks Related to Owning our Common Stock and Other Securities

The price of our common stock may fluctuate substantially.

Our stock has not been trading in the market place prior to this Offering. The market price of our common stock may be subject to wide fluctuation in response to various factors, some of which are beyond our control. Some factors that may cause the market price of our common stock to fluctuate, in addition to the other risks mentioned in this “Risk Factors” section and elsewhere in this prospectus, are:

•	sales of our common stock by our stockholders, executives, and directors;

•	our ability to enter new markets;

•	actual or un-anticipated fluctuations in our annual and quarterly financial results;

•	our ability to obtain financings to continue and expand our commercial activities, expand our manufacturing operations, conduct research and development activities including, but not limited to, human clinical trials, and other business activities;

•	our ability to secure resources and the necessary personnel to continue and expand our commercial activities, develop additional diagnostic tests, conduct clinical trials and gain approval for our diagnostic tests on our desired schedule;

•	commencement, enrollment or results of our clinical trials of our diagnostic tests or any future clinical trials we may conduct;

•	changes in the development status of our diagnostic tests;

•	any delays or adverse developments or perceived adverse developments with respect to the FDA’s review of our planned clinical trials;

•	any delay in our submission for studies or test approvals or adverse regulatory decisions, including failure to receive regulatory approval for our diagnostic tests;

•	our announcements or our competitors’ announcements regarding new tests, enhancements, significant contracts, acquisitions or strategic investments;

•	failures to meet external expectations or management guidance;

•	changes in our capital structure or dividend policy, including as a result of future issuances of securities and sales of large blocks of common stock by our stockholders;

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•	announcements and events surrounding financing efforts, including debt and equity securities;

•	competition from existing technologies and diagnostic tests or new technologies and diagnostic tests that may emerge;

•	announcements of acquisitions, partnerships, collaborations, joint ventures, new diagnostic tests, capital commitments, or other events by us or our competitors;

•	changes in general economic, political and market conditions in any of the regions in which we conduct our business;

•	changes in industry conditions or perceptions;

•	changes in valuations of similar companies or groups of companies;

•	analyst research reports, recommendations and changes in recommendations, price targets and withdrawals of coverage;

•	departures and additions of key personnel;

•	disputes and litigations related to intellectual properties, proprietary rights and contractual obligations;

•	changes in applicable laws, rules, regulations, or accounting practices and other dynamics;

•	actions taken by our principal stockholders and release or expiry of lockup or other transfer restrictions; and

•	other events or factors, many of which may be out of our control.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

You may experience immediate and substantial dilution in the book value per share of any common stock you receive from conversion or exercise of the securities underlying the Units issued in this offering.

The purchase price per Share in this offering is substantially higher than the net tangible book value per share of our common stock, and, therefore, you will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. See “Dilution” on page 33 for a discussion of the dilution you may incur in connection with this offering.

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Future sales and issuances of our common stock or rights to purchase common stock could result in additional dilution of the percentage ownership of our stockholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations, including expanding research and development, funding clinical trials, purchasing of capital equipment, hiring new personnel, commercializing our diagnostic tests, and continuing activities as an operating public company. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Future sales of our common stock in the public market may cause our stock price to decline and impair our ability to raise future capital through the sale of our equity securities.

There are a substantial number of shares of our common stock held by stockholders who owned shares of our capital stock prior to our initial public offering that may be able to sell in the public market. Sales by such stockholders of a substantial number of shares could significantly reduce the market price of our common stock.

Shares issued by us upon exercise of options granted under our equity plan will be eligible for sale in the public market. If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise capital in the future.

“Penny stock” rules may make buying or selling our securities difficult, which may make our stock less liquid and make it harder for investors to buy and sell our securities.

If at any time in the future our shares of common stock are not listed for trading by NASDAQ and begin to trade on an over-the-counter market such as the Over-the-Counter Bulletin Board or any quotation system maintained by OTC Markets, Inc., trading in our securities will be subject to the SEC’s “penny stock” rules and it is anticipated that trading in our securities will continue to be subject to the penny stock rules for the foreseeable future. The Securities and Exchange Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.

NASDAQ may delist our common stock from its exchange, which could limit investors’ ability to make transactions in our common stock and subject us to additional trading restrictions.

Should we fail to satisfy the continued listing requirements of NASDAQ, such as the corporate governance requirements or the minimum closing bid price requirement, NASDAQ may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock, and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we would take actions to restore our compliance with NASDAQ’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the NASDAQ minimum bid price requirement or prevent future non-compliance with NASDAQ’s listing requirements.

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If The NASDAQ Capital Market does not maintain the listing of our securities for trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity with respect to our securities;

•	a determination that our shares of common stock are “penny stock” which will require brokers trading in our shares of common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our shares of common stock;

•	a limited amount of news and analyst coverage for our company; and

•	decreased ability to issue additional securities or obtain additional financing in the future.

Therefore, it may be difficult for our stockholders to sell any shares if they desire or need to sell them.

Financial reporting obligations of being a public company in the United States are expensive and time consuming, and may place significant demands on our management and other personnel.

The additional obligations of being a public company in the United States require significant expenditures and may place significant demands on our management and other personnel, including costs resulting from public company reporting obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the listing requirements of The NASDAQ Capital Market. Our management and other personnel devote a substantial amount of time to ensure that we comply with all of these requirements. Moreover, despite recent reforms made possible by the JOBS Act (certain provisions of which we are taking advantage of), the reporting requirements, rules, and regulations will make some activities more time-consuming and costly, particularly after we are no longer an “emerging growth company.” Any changes that we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all.

We do not intend to pay cash dividends on our shares of common stock so any returns will be limited to the value of our shares.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the increase, if any, of our share price.

We are an “emerging growth company” and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.” We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of our initial public offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

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We have elected to use the extended transition periods for complying with new or revised accounting standards.

We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transaction period provided in Section 7(a)(2)(B). As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Our management is required to devote substantial time to compliance initiatives.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a newly formed entity. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, and NASDAQ, have imposed various new requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time consuming and costly. We expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of [*] shares of our common stock in this offering will be approximately $[*], assuming an initial public offering price of $[*] per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $10,000,000.

A $1.00 increase or decrease in the assumed initial public offering prices of $[*] per share would increase or decrease the net proceeds from this offering by approximately $[*], assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

We expect the net proceeds from this offering will allow us to fund our operations for up to 36 months, assuming no revenues from sales of our tests, following the closing of the offering, including the completion of our planned expansion of the number of tests we will offer to the public. We intend to use the net proceeds from this offering as follows:

1.	clinical development, expansion of laboratory facilities and regulatory filing of new diagnostic tests;

2.	to increase our sales and marketing capabilities;

3.	to create our own manufacturing facility to produce our reagents both here and in India and other locations in the developing world;

4.	to expand the availability of PCR machines in developing nations under our reagent rental program; and

5.	the remaining proceeds, if any, will be used for general corporate purposes, including working capital.

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This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from clinical trials of and acceptance of our full menu of diagnostic tests. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and we currently do not anticipate paying any cash dividends for the foreseeable future. Instead, we anticipate that all of our earnings on our common stock will be used to provide working capital, to support our operations, and to finance the growth and development of our business, or investment in, businesses, technologies or products that complement our existing business. Any future determination relating to dividend policy will be made at the discretion of our Board and will depend on a number of factors, including, but not limited to, our future earnings, capital requirements, financial condition, future prospects and other factors our Board might deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2016, on a pro forma as adjusted basis giving effect to the foregoing and the sale of [*] shares of common stock by us in this offering at the estimated initial public offering price of $[*] per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	September 30, 2016
	Actual	As Adjusted
Cash and cash equivalents*	$53,374	$
Indebtedness due within one year	$1,393,440	$

Total long term debt - net of current portion	$414,716	$

Stockholders’ equity:
Common stock, $0.0001 par value, 250,000,000 shares authorized, 5,348,820 actual shares and 8,448,820 as adjusted shares outstanding (1)	108,704
Additional paid-in capital	2,337,322
Accumulated deficit	(4,937,967)
Total liabilities and stockholders' equity (deficit)	(2,491,941)
Total liabilities and stockholders' equity (deficit)	$(630,411)	$

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DILUTION

Purchasers of our common stock in this offering will experience an immediate and substantial dilution in the as adjusted net tangible book value of their shares of common stock. Dilution in as adjusted net tangible book value represents the difference between the public offering price per share and the as adjusted net tangible book value per share of our common stock immediately after the offering.

The historical net tangible book value of our common stock as of September 30, 2016 was $(2,491,941) or $(0.023) per share. Historical net tangible book value per share of our common stock represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of shares of common stock outstanding as of that date. On a pro forma basis, after giving effect to the sale of [*] shares in this offering at an assumed initial public offering price of $[*] per share for net proceeds of $[*], as if such offering had occurred at the end of the [*], 2017, our pro forma net tangible book value as of September 30, 2016 would have been approximately $[*], or approximately $[*] per share of our common stock. This represents an immediate increase in as adjusted pro forma, net tangible book value per share of $[*] to the existing stockholders and an immediate dilution in as adjusted pro forma net tangible book value per share of $[*] to new investors who purchase shares in the offering. The following table illustrates this per share dilution to new investors:

Assumed public offering price per share	$
Historical net tangible book value per share as of September 30, 2016		$(0.023)
Pro forma net tangible book value (deficit) per share as of September 30, 2016
Increase in as adjusted pro forma net tangible book value per share attributable to the offering
Dilution in net tangible book value per share to new investors	$

If the underwriters exercise their option to purchase additional shares in full, the as adjusted net tangible book value per share after giving effect to the offering would be $[*] per share. This represents an increase in as adjusted net tangible book value of $[*] per share to existing stockholders and dilution in as adjusted net tangible book value of $[*] per share to new investors.

A $1.00 increase in the assumed public offering price of $[*] per share of common stock would increase our as adjusted net tangible book value by $[*] to approximately $[*] per share, and dilution per share to new investors to approximately $[*] per share, assuming that the number of shares of common stock offered by us remains the same. A $1.00 decrease in in the assumed public offering price of $[*] per share of common stock would decrease our as adjusted net tangible book value by $[*] to approximately $[*] per share and dilution per share to new investors by approximately $[*].

Sales of [*] shares of common stock by the selling stockholders in the offering covered by a separate prospectus will reduce the number of shares of common stock held by existing stockholders to [*], or approximately [*]% of the total shares of common stock outstanding after this offering, and will increase the [*] shares held by new investors to approximately [*]% of the total shares of common stock outstanding after this offering.

If the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, our existing stockholders would own approximately [*]% and our new investors would own approximately [*]% of the total number of shares of our common stock outstanding after this offering, and before sales of any of the [*] shares by the selling stockholders.

To the extent that outstanding options or warrants are exercised and outstanding convertible notes are converted into common stock, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

The following table summarizes, on an as adjusted basis as of September 30, 2016, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by investors participating in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, at an assumed public offering price of $[*] as shown on the cover page of this prospectus.

	Shares Purchased		Total Consideration		Average Price
	Number	%	Amount	%	Per Share
Existing stockholders
New investors from this offering
Total

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the caption “Risk Factors” or in other parts of this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

Critical Accounting Policies

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all cash on hand and in banks, and highly liquid investments with maturities of three months or less, to be cash equivalents. At December 31, 2015, we did not have bank balances in the excess of amounts insured by the Federal Deposit Insurance Corporation. We have not experienced any losses in such accounts, and believe we are not exposed to any significant credit risk on cash and cash equivalents.

Current financial market conditions have had the effect of restricting liquidity of cash management investments and have increased the risk of even the most liquid investments and the viability of some financial institutions. We do not believe, however, that these conditions will materially affect our business or our ability to meet our obligations or pursue our business plans.

Accounts Receivable

Trade accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 90 days. After the receivable becomes past due, it is on non-accrual status and accrual of interest is suspended.

Inventories

Inventories consisting of diagnostic tests are stated at the lower of cost or market determined using the first-in, first-out method.

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Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the property, generally from three to five years. Repairs and maintenance costs are expensed as incurred except when such repairs significantly add to the useful life or productive capacity of the asset, in which case the repairs are capitalized.

Patents and Intangibles

Patents represent initial legal costs incurred to apply for United States and international patents on the diagnostic testing technology, and are amortized on a straight-line basis over their useful life of approximately 20 years. We have filed patent applications in the United States and foreign countries. As of August 31, 2016, the U.S. Patent and Trademark Office or PTO had approved three patents. Additionally, we had two pending patent applications, including U.S. and foreign counterpart applications. While we are unsure whether we can develop the technology in order to obtain the full benefits of the issued patents, the patents themselves hold value and could be sold to companies with more resources to complete the development. On-going legal expenses incurred for patent follow-up have been expensed from April 2013 forward.

Long-Lived Assets

We review our long-lived assets, including patents, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future un-discounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, then the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Fair value is determined by using cash flow analyses and other market valuations.

After our review at December 31, 2015, it was determined that no adjustment was required.

Stock-based Compensation

Stock-based compensation cost is estimated at the grant date, based on the estimated fair value of the awards, and recognized as expense ratably over the requisite service period of the award for awards expected to vest.

Income Taxes

We account for income taxes in accordance with the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled.

Revenue Recognition

We recognize revenue when evidence exists that there is an arrangement between us and our customers, delivery of products sold or service has occurred, the selling price to our customers is fixed and determinable with required documentation, and collectability is reasonably assured. We recognize as deferred revenue, payments made in advance by customers for products not yet provided.

In instances where we have entered into license agreements with a third parties to use our technology within their product offering, we recognize any base or prepaid revenues over the term of the agreement and any per occurrence or periodic usage revenues in the period they are earned.

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Research and Development

Research and development costs are expensed when incurred. We expensed $806,913 in 2015 and $311,476 in 2014 of research and development costs.

Concentration of Credit Risk

Financial instruments, which potentially subject us to concentration of credit risk, consist primarily of trade accounts receivable. In the normal course of business, we provide credit terms to our customers. Accordingly, we will, when we have receivables, perform ongoing credit evaluations of our customers and maintain allowances for possible losses.

Weighted Average Shares

Basic earnings per common share is computed by dividing net income or loss applicable to common shareholders by the weighted average number of shares outstanding during each period. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year, plus the dilutive common stock equivalents that would rise from the exercise of stock options, warrants and restricted stock units outstanding during the period, using the treasury stock method and the average market price per share during the period, plus the effect of assuming conversion of the convertible debt. The computation of diluted earnings per share does not assume conversion or exercise of securities that would have an anti-dilutive effect on earnings.

Advertising Expenses

We follow the policy of charging the costs of advertising to expense as incurred. No advertising expenses were incurred for the years ended December 31, 2015 and 2014.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date. If not discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company’s financial statements upon adoption.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02 Leases, which requires recognition of leased assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. This update is effective for annual periods and interim periods with those periods beginning after December 15, 2018. The Company is evaluating the impact of this standard on its financial statements.

In July 2015, the FASB issued ASU 2015-11 Simplifying the Measurement of Inventory, that simplifies the subsequent measurement of inventories by replacing the current lower of cost or market test with a lower of cost or net realizable value test. The ASU is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. The Company is still evaluating the impact this standard will have on its financial statements and related disclosures.

In April 2015, the FASB issued ASU No. 2015-03 Interest – Imputation of Interest, Simplifying the Presentation of Debt Issuance Cost. This standard provides guidance on the balance sheet presentation for debt issuance costs and debt discounts and debt premiums. To simplify the presentation of debt issuance costs, this standard requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. This ASU is effective for fiscal years beginning after December 15, 2015. The Company is still evaluating the impact this standard will have on its financial statements and related disclosures.

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Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Executive Overview

Beginning in April 2013, we commenced operations designed to develop and commercialize the molecular diagnostic technology embodied in four separate patent applications created and filed by Dr. Brent Satterfield. Those applications are entitled “Rapid Oligo Probes”, “Detection Primers for Nucleic Acid Extension or Amplification Reactions”, “Nucleic Acid Hotstart Technology” and “Primers for Nucleic Acid Extension or Amplification Reactions”. The intellectual property contained in these patents is referred to herein as the “Original Technology”. It was our intent to design, develop, test, and commercialize diagnostic testing reagents to test for different pathogens based on the design contained in the Original Technology. During 2013, reagents for testing for seven different pathogens were developed based on the Original Technology. In December 2013, Dr. Satterfield developed different technology that we deemed to be vitally important to the success of the Company. This new technology is referred to as the “Co-Primer” technology and is the subject of a separate patent application filed in 2014 and is entitled “Cooperative Primers”. We believe that the Co-Primer technology is a scientific advance that constitutes an independent testing platform enabling us to rapidly create molecular diagnostic tests in a fraction of the time and for a fraction of the cost common in the industry that are more sensitive and more specific than tests commonly available. The tests are an “open architecture” test that can be performed on many, if not all, of the thermocycler molecular diagnostic testing machines available in the marketplace. The costs of goods and delivery to the public will be much less than tests currently available since the Co-Primer technology is not based on any other patented technology requiring licensing royalties to be able to design and employ tests. We acquired the exclusive rights to the Co-Primer technology pursuant to a license agreement between us and Dr. Satterfield dated April, 2014, and pursuant to which we pay Dr. Satterfield minimum royalty payments of $30,000 per month until we receive an equity funding of at least $4,000,000, at which time the payments increase.

In January 2015, we entered into a stock exchange agreement with Dr. Satterfield pursuant to which we acquired all of the issued and outstanding stock of DNA Logix, Inc., a corporation owned by Dr. Satterfield which was conducting all of our development work on the Original Technology and the Co-Primer technology. We issued 6,420,000 shares of our common stock in the exchange. We deemed the transaction necessary to have complete control over the development of our technologies and the production of specific tests. The DNA Logix lab has received ISO 13485 and ISO 9001 lab certification for our tuberculosis, malaria and Zika tests and is in the process of gaining ISO certification for all of the tests that we will design, develop, and sell in the future. The ISO certification allows us to apply for self-certified CE marking for sales of our products in countries accepting the CE marking (not in the United States) with only minimal further governmental approvals in each country.

Effective April 20, 2013, we entered into a subscription agreement with an accredited investor for the sale of 15,000,000 shares of our common stock at a purchase price of $.083 per share. The proceeds from the sale of our stock aggregated $1,250,000 were paid to the Company over a fifteen month period and constituted our first equity financing. Following the completion of the subscription payments, the Company requested additional funding from the investor and pursuant to the terms of the subscription agreement for subsequent investments, the investor paid an additional $500,000 to the Company in exchange for common stock at a purchase price of $.058 per share. The subscription agreement was amended May 1, 2015 to provide for another $500,000 investment on the same terms and the Company received $199,985 pursuant to the amendment at a purchase price of $.058 per share.

In June 2014, we entered into a subscription agreement with an accredited investor for the sale of 500,000 shares of our common stock in consideration of the payment of $100,000.

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In May 2015, we entered into a convertible note with an accredited investor. The convertible note was in the principal amount of $500,000 with interest payable monthly at the rate of 12% per annum with the convertible note due and payable on April 30, 2016. The investor withheld 2% as a financing fee from the proceeds of the note and we received total proceeds of $490,000. The note is convertible into common stock of the Company at a conversion price of the lower of $.75 per share or 20% less than the offering price of an initial public offering should one take place during the term of the convertible note. We have a best efforts obligation to register the shares issuable pursuant to a conversion of the convertible note. We paid a finder’s fee of $25,000 for locating the investor. In September 2016, we replaced the convertible note with a new note in the principal amount of $564,250 that includes $64,250 of accrued interest and bears interest at the rate of 15% per annum. In addition, the holder agreed to subordinate its interest to the bridge lender described below, convert all or a portion of its note in this offering, and will receive a warrant exercisable into a number of warrants equal to 50% of the shares received on conversion of its note. The warrants have a five year life and are exercisable at the price of shares in this offering.

On August 1, 2015 we entered into a revolving line of credit promissory note in the principal amount of $750,000 with a foreign shareholder of ours. The note bears interest at the rate of 12% per annum. To date we have received $609,940 in advances under the line of credit. On September 14, 2016 we amended the note to provide that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 30% to the price of an IPO if we were to file a Registration Statement before December 31, 2016.

On November 12, 2015, we entered into a convertible note with a limited liability company, which is a principal shareholder of ours. The convertible note was in the principal amount of $100,000 with interest payable at the rate of 8.5% per annum with the convertible note due and payable on September 30, 2017. The note is convertible into common stock of the Company at a conversion price of the lower of $1.00 per share or 20% less than the offering price of an initial public offering should one take place during the term of the convertible note. In addition, we issued warrants to the note holder to purchase up to 50,000 shares of our common stock at an exercise price of $1.50 or the offering price of an initial public offering should one occur during the term of the warrant, whichever is less. The warrant has a five year term.

On December 1, 2015, we entered into a convertible note with an accredited investor. The convertible note was in the principal amount of $100,000 with interest payable at the rate of 8.5% per annum with the convertible note due and payable on September 30, 2017. The note is convertible into common stock of the Company at a conversion price of the lower of $1.00 per share or 20% less than the offering price of an initial public offering should one take place during the term of the convertible note. In addition, we issued warrants to the note holder to purchase up to 50,000 shares of our common stock at an exercise price of $1.50 or the offering price of an initial public offering should one occur during the term of the warrant, whichever is less. The warrant has a five year term.

On December 30, 2015, we entered into a revolving line of credit promissory note with a limited liability company in the principal amount of $100,000. The note bears interest at the rate of 12% per annum. To date we have received $86,000 in advances under the line of credit. On September 14, 2016 we amended the note to provide that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 30% to the price of an IPO if we were to file a Registration Statement before December 31, 2016.

On January 15, 2016, we granted options to eleven employees pursuant to our 2015 Long Term Incentive Plan to acquire up to an aggregate of 1,800,000 shares of our common stock at $.05 per share, but not less than the fair market value on the date of grant. In the transaction, we relied on the exemption from registration under the Securities Act set forth in Section 4(2) thereof.

On February 22, 2016, we entered into a promissory note in the principal amount of $10,000 with a corporation. The note bears interest at the rate of 12% per annum. On September 14, 2016 we amended the note to provide that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 30% to the price of an IPO if we were to file a Registration Statement before December 31, 2016.

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On March 1, 2016, we entered into a revolving line of credit promissory note with a limited liability company in the principal amount of $100,000. The investor is a principal shareholder of ours. The note bears interest at the rate of 12% per annum. To date we have received $80,000 in advances under the line of credit. On September 14, 2016 we amended the note to provide that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 30% to the price of an IPO if we were to file a Registration Statement before December 31, 2016.

On May 15, 2016, we entered into a revolving line of credit promissory note with a corporation in the principal amount of $75,000. The note bears interest at the rate of 12% per annum. To date we have received $66,000 in advances under the line of credit. On September 14, 2016 we amended the note to provide that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 30% to the price of an IPO if we were to file a Registration Statement before December 31, 2016.

On May 30, 2016, we entered into a revolving line of credit promissory note with a trust in the principal amount of $50,000. The note bears interest at the rate of 12% per annum. To date we have received $41,500 in advances under the line of credit. On September 14, 2016 we amended the note to provide that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 30% to the price of an IPO if we were to file a Registration Statement before December 31, 2016.

On August 18, 2016, and on August 25, 2016 we entered into two convertible promissory notes in the principal amounts of $10,000 and $15,000, respectively, with a limited liability company. The notes bear interest at the rate of 10% per annum. The notes provide that the principal and interest on the notes would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 15% to the conversion price of a bridge financing anticipated to close prior to filing a Registration Statement in anticipation of the Company completing an IPO.

On September 1, 2016, we entered into a convertible promissory note in the principal amount of $200,000, with an individual. The note bears interest at the rate of 10% per annum. The note provides that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 15% to the conversion price of a bridge financing anticipated to close prior to filing a Registration Statement in anticipation of the Company completing an IPO.

In November and December, 2016, we entered into three convertible promissory notes in the principal amounts of $50,000, $40,000 and $15,000, respectively, with three individuals. The notes bear interest at the rate of 10% per annum. The notes provide that the principal and interest on the notes would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 30% to the price of an IPO if we were to file a Registration Statement before December 31, 2016.

We issued senior secured convertible notes and warrants when we entered into a securities purchase agreement dated December 12, 2016 with investors. Under the terms of the securities purchase agreement, we executed senior secured convertible 15% notes for a total indebtedness of $1,100,000 in favor of the investors, which senior secured convertible notes are convertible into our common stock at $.75 per share or a discount of 30% to the price of the stock issued in this offering, whichever is less. The senior secured convertible notes bear interest at the annual rate of 15% per annum and are due April 12, 2017. Interest-only payments are due quarterly in arrears. The senior secured convertible notes are convertible anytime until their due date.

In connection with the notes, we issued warrants to the investors exercisable for shares of our common stock equal to 50% of the shares receivable upon conversion of the senior notes at a per share price equal to the offering price of our initial public offering. The warrants are exercisable anytime until the fifth anniversary of their issuance.

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RESULTS OF OPERATIONS

Results of Operations for the Years Ended December 31, 2015 and December 31, 2014

Net Sales

We had no sales of products in 2014, but we had sales of $10,000 in 2015, which represented a license fee granted to a manufacturer of PCR test products for the license to distribute our co-primer technology and platform to labs, universities and others for research purposes. We used the license fee as a credit against purchases of testing reagents.

Cost of Sales

We had no cost of sales of products in 2014 or 2015.

Operating Expenses

We incurred total operating expenses of $1,977,979 for the year ended December 31, 2015 compared to total operating expenses of $1,034,374 for the year ended December 31, 2014. The increase of $943,360 was due to an increase in general and administrative expenses of $364,176 and an increase of $495,437 in our research and development expenses. Sales and marketing expenses also increased $54,449.

Our general and administrative expenses increased $364,176 from $482,649 for the year ended December 31, 2014 to $846,825 for the year ended December 31, 2015. The increase was primarily the result of incurring additional expense for employees and consultants in developing our tests.

Our research and development expenses increased by $495,437 from $311,476 for the year ended December 31, 2014 to $806,913 for the year ended December 31, 2015. The increase was primarily due to our increased number of employees.

Our sales and marketing expenses for the year ended December 31, 2015 were $281,101 compared to sales and marketing expenses of $226,652 for the year ended December 31, 2014. The increase of $54,449 is due primarily to an increase of $118,000 in consulting expenses, partially offset by a decrease of $33,173 in travel and marketing services and $21,535 in website development and related expenses.

Interest Expense

We recorded interest expense of $13,750 in the year ended December 31, 2014, but we recorded interest of $75,189 in the year ended December 31, 2015. The increase of $61,439 was primarily the result of our $500,000 loan being outstanding for the entire year and we borrowed additional short terms funds aggregating approximately $523,595 in the last quarter of the year.

Net Loss

We had net loss of $2,043,168 for the year ended December 31, 2015 compared to a net loss of $1,048,124 for the year ended December 31, 2014. The increase in net loss for the year ended December 31, 2015 compared to the year ended December 31, 2014 was $995,044, which resulted primarily from increased employees and consultants in our operations in 2015 as discussed above.

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Results of Operation for the nine months ending September 30, 2016 and 2015

Net Sales

We had no sales of products in the nine months ended September 30, 2016 and 2015.

Cost of Sales

We had no sales of products in the nine months ended September 30, 2016 and 2015.

Operating Expenses

We incurred total operating expenses of $1,243,389 for the nine months ended September 30, 2016 compared to total operating expenses of $1,518,579 for the nine months ended September 30, 2015. The decrease of $275,190 was due to a decrease in sales and marketing costs of $156,937, a decrease of $72,978 in our research and development expenses and a decrease in general and administrative expenses of $45,387.

Our sales and marketing expenses for the nine months ended September 30, 2016 were $76,600 compared to sales and marketing expenses of $233,537 for the nine months ended September 30, 2015. The decrease of $156,937 is due primarily to a decrease of $117,945 expenses in independent consultants engaged in marketing activities and a decrease of $30,290 in travel related expenses.

Our research and development expenses decreased by $72,978 from $612,796 for the nine months ended September 30, 2015 to $539,818 for the nine months ended September 30, 2016. The decrease was primarily due to a reduction of $80,482 in lab supplies and services partially offset by an increase of $7,504 in personnel related expenses.

Our general and administrative expenses decreased $45,387 from $642,892 for the nine months ended September 30, 2015 to $597,505 for the nine months ended September 30, 2016. The decrease was primarily the result of a decrease of $98,178 in legal and professional expenses and a decrease of $64,691 in independent consulting expenses partially offset by an increase of $126,138 in employee related expenses.

Interest Expense

We recorded interest expense of $39,764 in the nine months ended September 30, 2015 compared with interest expense of $160,052 in the nine months ended September 30, 2016. The increase of $120,288 was primarily the result of our $500,000 loan being outstanding for the entire nine months in 2016 and we increased our total notes payable from $703,761 outstanding at September 30, 2015 to $1,808,156 outstanding at September 30, 2016.

Net Loss

We had net loss of $1,403,441 for the nine months ended September 30, 2016 compared to a net loss of $1,558,343 for the nine months ended September 30, 2015. The decrease in net loss for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 was $154,902, which resulted primarily from decreased operating expenses as explained above offset by the increase in interest expense as discussed above.

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Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2015:

	Payments Due
	Within OneYear	One Year to Three Years	Three Years to Five Years	After Five Years	Total

Long-term debt obligations	$487,935	$523,595	$-	$-	$1,011,530
Capital lease obligations	0	-	-	-	0
Operating lease obligations	0	0	-	-	0
Purchase obligations	-	-	-	-	-
Other obligations	0	-	-	-	0
Total contractual obligations	$487,935	$523,595	$-	$-	$1,011,530

Liquidity and Capital Resources

At December 31, 2015, we had cash of $33,805, total current assets of $151,925, total current liabilities of $994,714 and total stockholders' deficit of $1,147,379.

We experienced negative cash flow used in operations during the twelve months ending December 31, 2015 of $1,530,371compared to negative cash flow used in operations for the twelve months ended December 31, 2014 of $925,228. The negative cash flow was met by cash reserves, sales of our common stock, and issuances of short term debt. We expect to continue to experience negative operating cash flow as long as we continue our technology development program or until we begin to receive sales or licensing revenue from of our diagnostic testing products and technology.

Our monthly operating expenses, including our technology research and development expenses and interest expense, were approximately $117,000 per month during the year ended December 31, 2015. We did not have sufficient capital resources at December 31, 2015 to fund our negative cash flow for the next year without raising additional capital and therefore completed the sale of promissory notes and will continue to need to raise additional capital through sales of common stock or issuance of debt financing to fund operations until we commence sales of products. The foregoing estimates, expectations and forward-looking statements are subject to change as we make strategic operating decisions from time to time and as our expenses fluctuate from period to period.

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The amount of our operating deficit could decrease or increase significantly depending on strategic and other operating decisions, thereby affecting our need for additional capital. We expect our operating expenses will continue until we are able to generate revenue. Our business model contemplates that revenue will commence in 2017 and our need for additional investment will depend on the amount of revenue generated.

Our long-term liquidity is dependent upon execution of our business model and the commencement of revenue generating activities and working capital as described above, and upon capital needed for continued commercialization and development of our diagnostic testing technology. Commercialization and future development of diagnostic tests utilizing our PCR technology are expected to require additional capital estimated to be approximately $850,000 annually for the foreseeable future. This estimate will increase or decrease depending on specific opportunities and available funding.

To date, we have met our working capital needs primarily through funds received from sales of our common stock and from convertible debt financings. Until our operations become profitable, we will continue to rely on proceeds received from external funding. We expect additional investment capital may come from (i) this offering (ii) additional private placements of our common stock with existing and new investors and (iii) the private placement of other securities with investors similar to those that have provided funding in the past.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We do not issue financial instruments for trading purposes. As discussed above, however, the embedded conversion feature and prepayment option of our convertible notes and our related warrants are deemed to be derivatives and are subject to quarterly “mark-to-market” valuations.

Our cash and cash equivalents are also exposed to market risk. However, because of the short-term maturities of our cash and cash equivalents, we do not believe that an increase in market rates would have any significant impact on the realized value of our cash and cash equivalent investments. We currently do not hedge interest rate exposure and are not exposed to the impact of foreign currency fluctuations.

BUSINESS

Co-Diagnostics, Inc. (“Company,” “Co-Diagnostics”), a Utah corporation headquartered in Sandy, Utah, coordinates the manufacturing, distribution and marketing of a unique, affordable, highly accurate and fully integrated molecular diagnostic test system for the healthcare industry. Dr. Brent Satterfield developed the Company’s proprietary intellectual property, a unique DNA-based diagnostics development platform with singular advantages over all other such systems, both in the US and abroad. Co-Diagnostics scientists were the first to understand the in-depth mathematics of DNA test design, “engineering” a DNA test and automating complex, proprietary algorithms that quickly screen millions of possible designs to find the optimum DNA-based test. The Company markets its PCR assay development products under the CoDx™ brand, as well as an ever-expanding line of its own DNA-based diagnostics tests for infectious diseases.

Market

Co-Diagnostics operates in the DNA diagnostic testing market segment, sometimes referred to as “Nucleic Acid Testing” or “Molecular Diagnostics.” This market was largely initiated in 1984 with the Nobel-prizewinning development of the polymerase chain reaction (PCR) DNA-based diagnostics, which is widely recognized as the gold standard” for the amplification of DNA. The Company’s CoDx™ development platform represents a dramatic improvement in PCR test development. DNA diagnostics is the fastest-growing segment of the $33 billion US in vitro (test tube based, controlled environment) diagnostics (IVD) market. There are several advantages of molecular tests over other forms of diagnostic testing, which include higher sensitivities, the ability to perform multiplex tests and the ability to test for drug resistance or individual genes. With the sequencing of the human genome leading to the discovery of drug resistance markers and hundreds of cancer markers, together with the sequencing of thousands of viral and bacterial genomes, the market is poised for rapid expansion.

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Value Proposition

Co-Diagnostics’ molecular diagnostics platform and portfolio of molecular products and tests represent a very significant technical advance in the understanding of the molecular interactions of DNA. The Company uses highly specialized, proprietary cooperative-theory mathematics, leading to a revolutionary leap forward in the detection of infectious diseases, genetic disorders and other conditions. CoDx™ tests are a fraction of the cost of other DNA-based tests, designed for a new generation of affordable point-of-care diagnostic devices and compatible with many other devices, making state-of-the-art diagnostics available anywhere in the world, including developing countries.

The Co-Diagnostics PCR test technology has several significant advantages over others:

- For Developed Nations It is a highly accurate and much more affordable alternative to existing DNA diagnostic platforms in developed nations, with rapid turnaround time from inception through development to finished product.

- For Emerging Nations It creates the first truly viable, low-cost, state-of-the-art DNA diagnostics alternative for developing nations. Although the need is far greater in these regions, high test and diagnostic device prices and difficulty in running the tests have prevented broad DNA test adoption. In India alone, over 20 million TB tests are run each year, largely using outdated, too-often- ineffective older test technologies driven largely by the lower prices of poor-performing tests. Co-Diagnostics can make lower-cost, DNA-based tests, combined with more affordable, flexible diagnostic devices and simple-to-use test technology and thus will provide millions of far more accurate, much-needed tests in regions throughout the world.

Technological and Financial Advantages

No Patent Royalties Co-Dx™ technologies are now protected by several granted or pending US patents, as well as certain trade secrets. The platform also bypasses existing third-party patent royalties required by other test systems. Co-Diagnostics wholly owns DNA diagnostics intellectual property developed by Dr. Satterfield. The IP enables test development at a small fraction of the cost of other diagnostic platforms, leading to a profitable model worldwide, including to geographic markets that have been inaccessible to date because of prohibitive costs.

State of the Art Technology The Company’s intellectual property embodies 5th generation, PCR-based DNA testing that provides for high-performance specificity and sensitivity, and enables rapid assay development (in weeks vs. years).

Example As a striking example, industry giant Cepheid and its NGO partner, FIND, reported that development of its recently released tuberculosis test cost $37M. By contrast, Co-Diagnostics, through Dr. Satterfield’s team, has developed a DNA-based TB test at a cost of approximately $100,000, completed in 90 days. The Co-Diagnostics test significantly outperformed both Cepheid’s and an Indian competitor’s test in a recent side-by-side clinical study in India.

Applications

Works on a Variety of Devices Co-Diagnostics’ open-system platform can be optimized to work on most existing DNA diagnostics devices currently in use in hospitals and clinics, and its affordable test design and infectious-disease assays are an ideal complement to a new generation of more affordable, handheld diagnostics test devices, including one of its own in development, the Light PCR™ .

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Current Tests The Company has an expanding menu of tests available or soon to be available for the international market, including the aforementioned tuberculosis test, as well as malaria, hepatitis B and C, HIV, HPV and a bloodbank multiplex screen. Supported by strong international test data in hand to facilitate the FDA approval process, many of these tests (STD’s, hepatitis, bloodbank) have US-market applications,

Near-Future Tests The Company’s development of additional tests is driven by customer need, including tests for gonorrhea/chlamydia, herpes simplex virus (HSV) and cancer markers. Co-Diagnostics also anticipates completed test development for hospital-acquired infections (HAI’s) such as MRSA and Clostridium difficile (C. diff) within 12-18 months of funding. The Co-Diagnostics test development platform is robust and can be applied, either directly or through licensing agreements, to women’s health, heart disease, autoimmune disorders, additional infectious diseases, genetics and oncology.

Products

Co-Dx™ Reagents & Software – Co-Diagnostics will offer three polymerase chain reaction (PCR) reagents and related software to facilitate biotech companies’ and CLIA-certified labs’ DNA test development – the same tools it uses to create its own test portfolio.

HotStaRT™ - A PCR “hot start” that works with polymerase and reverse transcriptase on both RNA and DNA reactions to assure that transcription occurs at the correct temperatures, reducing both false positives and negatives.

Rapid Probe™ - A 5th generation of PCR probes that are up to 2.5 times brighter, up to 200 times faster and up to 10,000 times more specific than standard probes.

CoPrimers™ - A master mix of primers and probes that are the Company’s most powerful and versatile PCR enhancement technology to date. CoPrimers™ are extremely accurate and virtually eliminate the formation of primer dimers during PCR multiplexing. They were recently the subject of both a descriptive article and commentary in The Journal of Molecular Diagnostics, in which the technology was cited as a technical advance providing a 2.5 million-fold improvement in the reduction of amplification errors.

Co-Dx™ Design Software – Design and analytical software that facilitates rapid and accurate DNA test design by taking the guesswork out of development, reducing the possibility of human error.

An Affordable Handheld Diagnostic Device The Company is co-developing a low-cost PCR analytical device – to be branded as LightPCR™. Projected to be market-ready in 2017, it is anticipated to retail for +/1 $200. Designed to be the first truly affordable point-of-care DNA diagnostic device for developing nations, it will also have numerous developed-nation applications in doctors’ offices, pharmacies, clinics and hospitals.

Other Devices Co-Diagnostics is currently in discussions with several molecular device manufacturers with a common interest in partnering affordable, easy-to-use molecular devices compatible with the Company’s affordable DNA-based tests. It has selected a device (“MIC”) manufactured by Bio Molecular Systems Pty. Ltd. in Australia as its preferred equipment vendor, but there are other manufacturers include Chai Bio and Douglas Scientific, and discussions with additional manufacturers are pending. The Chai Bio single-channel and dual-channel models have CE marks and are UL-approved. Both can do HRM (high-resolution melt). CoDx™ tests are also compatible with the Life Technologies Step One and 7500 devices and with the PCRMax (formerly Illumina) Eco machine, among others.

Corporate Strategy

1)	Expand and continue to improve on very affordable, accurate PCR diagnostics testing platform under the brand CoDx™

2)	Create an ever-expanding product line of diagnostic tests, with initial focus on infectious diseases

3)	Sell to multiple prospective markets

a)	Companies, organizations and government agencies addressing healthcare needs in developed and developing nations

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b)	Clinical reference labs as an affordable test development alternative in creating their own DNA-based tests internally or outsourcing development to Co-Diagnostics

c)	Health maintenance organizations in the U.S.

d)	Co-Diagnostics’ accurate, affordable platform and development tools to other PCR diagnostics companies and to pharmaceutical companies looking for accurate companion diagnostics as they introduce new drugs to market

e)	Point-of-care wellness clinics.

4)	Seek strategic partnership or partnerships with medium-to-large-cap biotech companies that can provide broader distribution, additional capital and a potential merger or acquisition opportunity.

5)	Examine and develop other market opportunities for Co-Diagnostics products beyond human healthcare, including veterinary medicine, agriculture and bio-security.

Revenue Model

Co-Diagnostics will have several revenue sources:

1) Initiatives in High Burden Developing Countries

India - The majority of India TB testing is performed in the private sector. The Company has identified an initial opportunity marketing a tuberculosis diagnostic test to mid-size private labs (100 to 1,000 TB tests/month, average 300-350) and with the input of a prospective India distributor has determined a price/test to the lab of $6 to $8 for a screening test, followed by a multi-drug-resistant TB test for those who test positive.

- The Company will set up an in-country, legally-chartered subsidiary to coordinate an initial pilot-project redistribution to five selected India labs to identify and resolve issues relating training protocols, equipment calibration and setup and potential challenges.

- Concurrent with establishment of a legal entity and pilot rollout, a more expansive clinical validation of the CoDx™ TB test will be conducted by the All India Institute.

- Co-Diagnostics is in discussion with the largest India distributor of diagnostics products, with the intent of partnering in Company’s India initiative. The distributor has a customer base of 25,000+ labs in India and plans to identify and sell Co-Diagnostics tests to 2,700 midsize labs over five years. The program would include a minimum required monthly delivery quantity of TB assays, in return for which the Company will provide a low-cost molecular diagnostics device for use as long as the lab maintains the monthly minimum. The 5-lab pilot program will assess information about the program’s elements (training, acceptance, reorder rates, logistics, etc.).

China – Virtually all disease testing in China is implemented through the government public health system. Beginning in Year 3, the Company will identify an optimal in-country Chinese partner to coordinate distribution of its TB and other infectious-disease, DNA-based PCR tests in China. The goal is to establish a bona fide “LOC and POC” (lab-on-a-chip at point-of-care) system to assist Chinese health care professionals in disseminating affordable, state-of-the-art diagnostics to a country with the 2nd-highest TB disease burden in the world. Future tests could include hepatitis B and C, HIV and other STD’s, HPV and dengue.

Both countries have both the national will, the healthcare infrastructure and the financial resources to combat disease by effectively implementing an affordable PCR diagnostic system.

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Other HBDC Countries – Beginning in Year 2, the Company anticipates modest but expanding diagnostic test revenue from other developing countries through partnerships with humanitarian organizations.

2) Licensing and Development Revenue CoDx™ is, first and foremost, a molecular diagnostics test development platform. A key early opportunity is the in-house product development, or alternatively the licensing of the platform technology, to create lab-developed tests for CLIA-certified labs in the US and comparable labs in other developed nations.

Learning from early multi-year technology-use agreements with such companies as Trinity Biotech, Integragen and Promega, Co-Diagnostics will aggressively pursue additional licensing and development agreements. Other opportunities include companion-diagnostic marketing initiatives for new pharmaceuticals.

3) Sales to Developed Nations Either directly or through distributors or contracted sales organizations, the Company plans to market some of its diagnostic tests to hospitals, clinical reference labs, HMO’s, clinics, pharmacies and other healthcare institutions. Anticipated future products for the developed-nation market (potentially the US, Canada, Europe, Japan, Korea, Australia) include molecular diagnostics tests for cardiovascular disease, cancer, blood bank analysis, auto-immune disorders, genetics and HAI’s.

On October 13, 2016, we entered into a License Agreement with Zika Diagnostics Inc. (“ZikaDx”), our majority-owned (65%) subsidiary. Pursuant to the License Agreement, ZikaDx has an exclusive license to make, use, sell and licensed PCR tests using Co-Dx™ technology, but only for the Zika virus and certain other flaviviruses and alphaviruses, including dengue, chikungunya, yellow fever, West Nile virus and Japanese encephalitis and on a non-exclusive basis, malaria. The Licensed Technology is encompassed in three issued patents and two pending patent applications described in the License Agreement. Those patents and applications are entitled "Rapid Oligo Probes", "Detection Primers for Nucleic Acid Extension or Amplification Reactions", "Nucleic Acid Hotstart Technology", "Primers for Nucleic Acid Extension or Amplification Reactions" and "Cooperative Primers, Probes and Applications thereof." The Licensed Tests are "open architecture" tests that can be performed on most of the thermocycler molecular diagnostic testing machines available in the marketplace. The costs of goods and delivery to the public will be much less than tests currently available since the Licensed Technology is not based on any other patented technology requiring licensing royalties to be able to design and employ tests.

The License Agreement required that ZikaDX pay an initial license fee of $500,000 upon execution of the license, which has been paid, and that ZikaDx pay a royalty of 10% of the gross margin of the sales of the Licensed Tests. The License Agreement obligates us to use up to $200,000 of the initial license fee for lab and personnel to continue development of the Licensed Tests and covenants that we will have developed and lab verified tests for each of the pathogens covered by the License Agreement ready for in-field verification preliminary to sales and distribution of the Licensed Tests within 180 days of the payment of the initial license fee.

MARKET ROLLOUT

1) Begin with the Company’s existing or soon-to-be-completed menu of diagnostic tests (TB, malaria, hepatitis B and C, HIV, blood band multiplex), complemented within 12-18 months by tests in development (HAI’s, HPV, gonorrhea/chlamydia)

2) Establish and expand footholds in high burden developing countries (HBDC’s), beginning with an affordable TB test. Work in tandem with established diagnostic devices.

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3) Expand test revenue by making available additional infectious disease tests through the same HBDC channels, based on regional need and demand.

4) Expand the Company’s CE mark-certified (Europe) test menu for distribution in developed countries abroad

5) Target US applications for the Company’s development platform and test menu that do not require FDA approval – research, PCR test development and commercialization, lab-developed tests by CLIA labs (LDT’s).

6) Concurrently identify CoDx™ test platform licensing and product royalty targets:

a) US, European, Asian and Australian PCR diagnostics companies, pharmaceutical companies looking for affordable pharmacogenomics tests to enhance new product clinical trials.

b) Research organizations, HMO’s and CLIA labs (for lab-developed tests –LDT’s) in the US for their own test development.

7) Identify market opportunities in disease categories beyond infectious disease – genetics, women’s health, cancer, cardiovascular and others.

8) With sufficient momentum abroad, bring the Company’s test development technology and products back to the US for FDA approval and distribution, armed with European CE mark diagnostic test certifications + usage data.

9) Complete development of the Company’s proprietary LightPCR™ affordable handheld diagnostic device. Submit for CE and FDA medical device approval. Go to market abroad and in the US.

10) Identify and capitalize on additional market opportunities, including bio-defense, food and water safety, veterinary medicine and plant/livestock cultivation.

Intellectual Property Protection

Because much of our future success and value depends on our proprietary technology, our patent and intellectual property strategy is of critical importance. Three of our initial U.S. patents related to our technology have been granted by the U.S. Patent and Trademark Office, or PTO. As of September 30, 2016, we had two additional patents pending in the US and foreign counterpart applications.

We have identified additional applications of the technology, which represent potential patents that further define specific applications of the processes that are covered by the original patents. We intend to continue building our intellectual property portfolio as development continues and resources are available.

We have copyrighted our development software that can be used by any lab or developer to develop diagnostic tests based on our CoDx technology.

Major Customers

We have yet to generate any material revenue from sales of products or from licensing.

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Competition

The molecular diagnostics industry is extremely competitive. There are many firms that provide some or all of the products we provide and provide many diagnostic tests that we have yet to develop. Many of these competitors are larger than we and have significantly greater financial resources. Because we are not established, many of our competitors have a competitive advantage in the diagnostic testing industry because they also have other lines of business in the pharmaceutical industry from which they derive revenues and for which they are well known and respected in the medical profession. We will need to overcome the disadvantage of being a start up with no history of success and no respect of the medical and testing professionals. In the diagnostic testing industry, we compete with such companies as BioMerieux, Siemans, Qiagen, and Cephied and with such pharmaceutical companies as Abbott Laboratories, Becton, Dickinson and Johnson and Johnson.

Many of these competitors already have an established customer base with industry standard technology, which we must overcome to be successful.

Employees

We currently employ 12 full-time personnel at our executive offices and lab facilities in Salt Lake City, Utah, and two employees outside of Utah. We engage independent contractors and employ the services of independent sales representatives on an “as needed” basis.

Government Regulation

We will be regulated by the U.S. Federal Drug Administration and our products must be approved by the FDA before we will be allowed to sell our tests in the United States. Because our lab is ISO certified we are allowed to apply for CE Marking, which will allow us to sell in most countries in Europe, South America and Asia.

Properties

Our executive offices are located at 8160 S. Highland Drive, Salt Lake City, Utah 84093. We occupy the space at the executive offices under month to month lease. The lease covers approximately 1,000 square feet of office space leased at a rate of $1,300 per month. Our lab is located at 585 W. 500 S., Suite 210, Bountiful, Utah 84010, and consists of approximately 5,000 square feet of space leased under a thirty six month term lease at a rate of $3,671 per month, which has been extended one year and expires November 30, 2017. We have no other properties.

Legal Proceedings

The Company has no legal proceedings and to the knowledge of management, no litigation has been threatened.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors:

Name	Age	Position

Dwight H. Egan	62	Chief Executive Officer, President and Chairman of the Board
Brent Satterfield	40	Chief Science Officer and Director
Reed L Benson	70	Chief Financial Officer, Secretary and Director

Dwight H. Egan has been an officer and director since April 2013. Mr. Egan has been engaged in private investment business from February 1999 to the present. He was a senior executive at Data Broadcasting Corporation, a leading provider of wireless, real-time financial market data, news and sophisticated fixed-income portfolio analytics to 27,000 individual and professional investors from 1995 to 1999. He co-founded and served as CEO and Chairman of the Board of Broadcast International, Inc. from 1984 to 1995, when Data Broadcasting Corporation acquired Broadcast International and created CBS MarketWatch, a leading financial news site and participated in its initial public offering. Mr. Egan’ prior experience in directing a public company and working with capital markets gives him valuable experience in advising the board on matters of finance and operations.

Brent Satterfield has been our co-founder, chief science officer and director since April 2013. Dr. Satterfield has been employed by the Company from January 31, 2015 to the present. Prior to that he was the sole shareholder and owner of DNA Logix, Inc. from January 2013 to January 31, 2015, and in DNA Logix he developed and patented the patented technology now owned by the Company. He founded Co-Diagnostics in April 2013 and is the first in his field to use engineering mathematics to design new DNA testing technology. From 2006 to 2008 he was employed by Arcxis Biotechnologies where he has developed new diagnostic platforms for groups such as the Department of Homeland Security, the National Biodefense Analysis and Countermeasures Center, the United States Army Medical Research Institute of Infectious Disease, Sandia National Laboratories, the California Department of Public Health and numerous others. Under fellowship from the Department of Homeland Security, he received his Ph.D. in 2007 in Bioengineering with an emphasis in entrepreneurship and intellectual property law from Arizona State University in a dual-enrollment program with UC Berkeley. Mr. Satterfield’s experience with the science underlying all of the Company’s products and technology gives him valuable experience in advising the board on the status of the products and our positioning in the diagnostic testing industry.

Reed L Benson has been Chief Financial Officer, Secretary and director from November 2014 to the present. Since September, 2008 to the present, in addition to the private practice of law, he is a founder and partner of Legends Capital Group, LLC, a privately held venture capital group that identifies investment opportunities in natural resources, bio tech and technology fields. From October 2004 to September 2008 he was employed as Chief Financial Officer, Secretary, and General Counsel and member of Board of Directors of Broadcast International, Inc., a publically traded communications services company. From 2001 to October 2004, he was in the private practice of law where his practice focused on tax and business related matters. From July 1995 to January 2001 he was secretary and general counsel for Data Broadcasting Corporation, a provider of market information to individual investors. Mr. Benson received his J.D. degree from the University of Utah School of Law in 1976 and a Bachelor of Science Degree in Accounting from the University of Utah in 1971. Mr. Benson became a Certified Public Accountant in 1974. Mr. Benson’s experience in finance, accounting and business consulting, together with his role as our CFO and prior public company directorship, provide Mr. Benson with expertise enabling critical input to our Board decision-making process.

Our directors generally serve until the next annual or special meeting of shareholders held for the purpose of electing directors. Our officers generally serve at the discretion of the board of directors. Mr. Egan, Mr. Benson and Mr. Satterfield are employees. Mr. Egan serves as our president and chief executive officer, Mr. Benson serves as our Chief Financial Officer and Mr. Satterfield serves as our Chief Science Officer.

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Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board and Committee Matters

We maintain an audit committee of the board and a compensation committee of the board, each of which is discussed below. We have not established a nominating committee of the board. Our entire board of directors participates in the selection and nomination of candidates to serve as directors. Our board has determined that none of our current directors are “independent” under the definition of independence in the Marketplace Rules of the NASDAQ listing standards.

We do not have a formal policy concerning shareholder recommendations of candidates for board of director membership. Our board views that such a formal policy is not necessary at the present time given the board’s willingness to consider candidates recommended by shareholders. Shareholders may recommend candidates by writing to our Secretary at our principal offices: 8160 S. Highland Drive, Salt Lake City, Utah 84093, giving the candidate’s name, contact information, biographical data and qualifications. A written statement from the candidate consenting to be named as a candidate and, if nominated and elected, to serve as a director should accompany any such recommendation. Shareholders who wish to nominate a director for election are generally advised to submit a shareholder proposal no later than December 31 for the next year’s annual meeting of shareholders.

Audit Committee and Financial Expert

Our audit committee currently includes Messrs. Egan, Satterfield and Benson. Mr. Benson serves as chairman of the audit committee. The functions of the audit committee include engaging an independent registered public accounting firm to audit our annual financial statements, reviewing the independence of our auditors, the financial statements and the auditors’ report, and reviewing management’s administration of our system of internal control over financial reporting and disclosure controls and procedures. The board of directors has adopted a written audit committee charter. A current copy of the audit committee charter is available to security holders on our website at www.codiagnostics.com. Our board has determined that none of the members of the audit committee is “independent” under the definition of independence in the Marketplace Rules of the NASDAQ listing standards.

Our board of directors has determined that Mr. Benson meets the requirements of an “audit committee financial expert” as defined in applicable SEC regulations.

Compensation Committee

Our compensation committee currently includes Messrs. Egan, Satterfield and Benson. Mr. Egan serves as chairman of the compensation committee. The functions of the compensation committee include reviewing and approving corporate goals relevant to compensation for executive officers, evaluating the effectiveness of our compensation practices, evaluating and approving the compensation of our chief executive officer and other executives, recommending compensation for board members, and reviewing and making recommendations regarding incentive compensation and other employee benefit plans. The board of directors has adopted a written compensation committee charter. A current copy of the compensation committee charter is available to security holders on our website at www.codiagnostics.com. Our board has determined that none of the members of the compensation committee is “independent” under the definition of independence in the Marketplace Rules of the NASDAQ listing standards.

Communication with the Board

We have not, to date, developed a formal process for shareholder communications with the board of directors. We believe our current informal process, in which any communication sent to the board of directors, either generally or in care of the chief executive officer, secretary or other corporate officer or director, is forwarded to all members of the board of directors, has served the board’s and the shareholders’ needs.

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Conflicts of Interests

On an annual basis, each director and executive officer is obligated to complete a director and officer questionnaire that requires disclosure of any transactions with our company, including related person transactions reportable under SEC rules, in which the director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest. Under our company’s standards of conduct for employees, all employees, including the executive officers, are expected to avoid conflicts of interest. Pursuant to our code of ethics for the chief executive officer and senior finance officers (as discussed below), such officers are prohibited from engaging in any conflict of interest unless a specific exception has been granted by the board. All of our directors are subject to general fiduciary standards to act in the best interests of our company and our shareholders. Conflicts of interest involving an executive officer or a director are generally resolved by the board.

Compliance with Section 16(a) of the Exchange Act

We have not been required to be in compliance with Section 16(a) of the Exchange Act since we have been privately held.

Code of Ethics

We have adopted a code of ethics for our principal executive officer, principal financial officer, controller, or persons performing similar functions. A copy of the code of ethics is included on our website at www.codiagnostics.com.

Family Relationships

There are no family relationships among our directors and executive officers.

EXECUTIVE COMPENSATION

Throughout this section, the individuals who served as our chief executive officer and chief financial officer during 2015 and 2016 are collectively referred to as the “named executive officers.”

The compensation committee has overall responsibility to review and approve our compensation structure, policy and programs and to assess whether the compensation structure establishes appropriate incentives for management and employees. The compensation committee annually reviews and determines the salary and any bonus and equity compensation that may be awarded to our chief executive officer, or CEO, and our chief financial officer, or CFO. The compensation committee oversees the administration of our long-term incentive plan and employee benefit plans.

The compensation committee’s chairman regularly reports to the board on compensation committee actions and recommendations. The compensation committee has authority to retain, at our expense, outside counsel, experts, compensation consultants and other advisors as needed.

Company Performance. Because of the stage of our company’s development, the compensation committee looks at various factors in evaluating the progress the company has made and the services provided by the named executive officers. In considering executive compensation, the compensation committee noted certain aspects of our financial performance and accomplishments in 2015 including the following: (a) Development Milestones, (b) Financial Milestones and (c) Sales and Marketing Milestones.

Compensation Philosophy. Our general compensation philosophy is designed to link an employee’s total cash compensation with our performance, the employee’s department goals and individual performance. Given our stage of operations and limited capital resources, we are subject to various financial restraints in our compensation practices. As an employee’s level of responsibility increases, there is a more significant level of variability and compensation at risk. The compensation committee believes linking incentive compensation to our performance creates an environment in which our employees are stakeholders in our success and, thus, benefits all shareholders.

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Executive Compensation Policy. Our executive compensation policy is designed to establish an appropriate relationship between executive pay and our annual performance, our long-term growth objectives, individual performance of the executive officer and our ability to attract and retain qualified executive officers. The compensation committee attempts to achieve these goals by integrating competitive annual base salaries with bonuses based on corporate performance and on the achievement of specified performance objectives, and to a lesser extent, awards through our long-term incentive plan. The compensation committee believes that cash compensation in the form of salary and bonus provides our executives with short-term rewards for success in operations. The compensation committee also believes our executive compensation policy and programs do not promote inappropriate risk-taking behavior by executive officers that could threaten the value of our company.

In making compensation decisions, the compensation committee compares each element of total compensation against companies referred to as the “compensation peer group.” The compensation peer group is a group of companies that the compensation committee selected from readily available information about small companies engaged in similar businesses and with similar resources. The compensation committee selected these companies from research on its own and with limited consultation with outside consultants given the size of the company and its resources to retain such experts. The types of companies selected for the peer group included publically-traded technology development companies in the diagnostic testing industry. Since there are relatively few companies in the rather narrow field of diagnostic testing the comparisons were limited to those that are publically traded whose financial information could be readily accessed. The compensation committee determined these companies were appropriate for inclusion in the peer group because of the similar nature of their businesses and their general stage of development and financial resources.

Role of Executive Officers in Compensation Decisions

The compensation committee makes all compensation decisions for the named executive officers and approves recommendations regarding equity awards to all of our other senior management personnel. The CEO annually reviews the performance of the CFO and other senior management. The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are presented to the compensation committee. The compensation committee is charged with the responsibility of ensuring a consistent compensation plan throughout the company and providing an independent evaluation of the proposed adjustments or awards at all levels of management. As such, the compensation committee has determined that it have the discretion to modify or adjust any proposed awards and changes to management compensation to be able to satisfy these responsibilities.

Stock Option Plans

Under our 2015 Long-term Incentive Plan (the “2015 Plan”), the board of directors may issue incentive stock options to employees and directors and non-qualified stock options to consultants of the company. Options may be exercised any time after vesting. The options expire five years after being granted. Options granted vest in accordance with the vesting schedule determined by the board of directors, usually ratably over a two-year vesting schedule with one third of the options vesting upon grant and thereafter upon the anniversary date of the grant. Should an employee’s director’s or consultant’s relationship with the company terminate before the vesting period is completed, the unvested portion of each grant is forfeited. No options were granted in 2014, because the 2015 Plan was adopted in January 2015 at which time a total of 1,500,000 were granted, but none to named executive officers or directors. In January 2016, a total of 1,800,000 options were granted, but none to named executive officers or directors. We will maintain and grant awards under our 2015 Plan which will remain in effect until it expires by its terms. The number of unissued stock options authorized under the 2015 Plan currently is 3,125,000.

The purpose of our incentive plan is to advance the interests of our shareholders by enhancing our ability to attract, retain and motivate persons who are expected to make important contributions to us by providing them with both equity ownership opportunities and performance-based incentives intended to align their interests with those of our shareholders. These plans are designed to provide us with flexibility to select from among various equity-based compensation methods, and to be able to address changing accounting and tax rules and corporate governance practices by optimally utilizing stock options and shares of our common stock.

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Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the named executive officers in their respective capacities for the fiscal years ended December 31, 2016, 2015 and 2014. When setting total compensation for each of the named executive officers, the compensation committee reviewed tally sheets which show the executive’s current compensation, including equity and non-equity based compensation. We have omitted in this report certain columns otherwise required to be included because there was no compensation made with respect to such columns, as permitted by applicable SEC regulations.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation	Total ($)

Dwight H. Egan	2016	$48,000	--	--	--	$48,000
President & Chief Executive Officer (1)	2015	48,000	--	--	--	48,000
	2014	48,000	--	--	--	48,000

Reed L Benson	2016	$0	--	--	--	$0
Chief Financial Officer and Secretary	2015	0	--	--	--	0
	2014	0	--	--	--	0

(1)	The amounts shown in the salary column reflect amounts paid by the Company to Reagents, LLC that were specifically designated as compensation for Mr. Egan.

Other Compensation

We do not have any non-qualified deferred compensation plan.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of shares or Units of Stock that have not Vested ($)	Number of Unearned shares, units or other rights that have not vested (#)	Market or payout value of unearned shares, units or other rights that have not vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Dwight H. Egan	none	--	--	--	--	--	--	--
Reed L Benson	none	--	--	--	--	--	--	--

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Potential Payments Upon Termination or Change of Control

The is no compensation payable to the named executive officers upon voluntary termination, retirement, involuntary not-for-cause termination, termination following a change of control or in the event of disability or death of the executive.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

None of our executive officers served as a member of the compensation committee or as a director of any other company, one of whose executive officers served as a member of the compensation committee of the board or as a director during 2015 or 2014.

Director Compensation

No director was compensated for his services as a director.

Director Summary Compensation Table

The table below summarizes the compensation paid by us to our directors for the fiscal year ended December 31, 2015.

(a)	(b)	(c)	(d)	(e)
Name	Fees Earned or Paid in Cash ($)	Options/ Awards ($)(1)	Restricted Stock Units ($)(1)	Total ($)
Dwight H. Egan (1)	--	--	--	--
Dr. Brent Satterfield (2)	--	--	--	--
Reed L Benson (3)	--	--	--	--

____________

(1)	Mr. Egan receives no compensation for serving as a director, but is compensated in his capacity as our president and CEO.
(2)	Dr. Satterfield receives no compensation for serving as a director, but is compensated in his capacity as our Chief Science Officer.
(3)	Mr. Benson received no compensation for serving as a director.

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PRINCIPAL STOCKHOLDERS

The following table sets forth certain information, as of January 10, 2017, with respect to the holdings of (1) each person who is the beneficial owner of more than 5% of our Common Stock, (2) each of our directors, (3) each executive officer, and (4) all of our current directors and executive officers as a group.

Beneficial ownership before offering of the common stock is determined in accordance with the rules of the Securities and Exchange Commission and includes any shares of common stock over which a person exercises sole or shared voting or investment power, or of which a person has a right to acquire ownership at any time within 60 days of the date of this prospectus. Except as otherwise indicated, we believe that the persons named in this table have sole voting and investment power with respect to all shares of common stock held by them. Applicable percentage ownership in the following table is based on 108,704,025 shares of common stock plus, for each individual, any securities that individual has the right to acquire within 60 days of January 11, 2017.

To the best of our knowledge, except as otherwise indicated, each of the persons named in the table has sole voting and investment power with respect to the shares of our common stock beneficially owned by such person, except to the extent such power may be shared with a spouse. To our knowledge, none of the shares listed below are held under a voting trust or similar agreement, except as noted. To our knowledge, there is no arrangement, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Title of Class: Common Stock – Before Offering

Name and Address of Beneficial Owner	Title	Beneficially Owned*	Percent of Class**
Officers and Directors
Dwight H. Egan (1)	Chief Executive Officer, President and Chairman	-	* %
Reed L. Benson (1)	Chief Financial Officer, Secretary and Director	-	* %
Dr. Brent Satterfield (1)	Chief Science Officer and Director	28,967,735	26.6%
Officers and Directors as a Group (total of 3 persons)		28,967,735	26.6%

5% Stockholders
Legends Capital Group, LLC (2)		1,400,000	1.3%
Co-Diagnostics, Ltd. (3)	-	27,069,740	24.9%
Reagents, LLC (4)		21,489,752	19.8%

_____________

(1)	The address is 8160 S. Highland Drive, Salt Lake City, Utah 84124
(2)	Legends Capital Group, LLC, with an address of 4049 S Highland Dr, Salt Lake City, UT 84124, is beneficially owned by Jason Briggs. Reed Benson, a director of the Company, owns an 11% equity interest in Legends Capital Group, LLC.
(3)	Co-Diagnostics, Ltd., with an address of 4049 S Highland Dr, Salt Lake City, UT 84124, is beneficially owned Hugh O'Neill.
(3)	Co-Diagnostics, Ltd., with an address of 4049 S Highland Dr, Salt Lake City, UT 84124, is beneficially owned Hugh O'Neill.
(4)	Reagents, LLC, with an address of 4049 S Highland Dr, Salt Lake City, UT 84124, is beneficially owned Hugh O'Neill.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 1, 2016 we entered into a revolving line of credit promissory note with a limited liability company in the principal amount of $100,000. The investor is a principal shareholder of ours. The note bears interest at the rate of 12% per annum. To date we have received $80,000 in advances under the line of credit. On September 14, 2016 we amended the note to provide that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 30% to the price of an IPO if we were to file a Registration Statement before December 31, 2016.

On November 12, 2015, we entered into a convertible note with a limited liability company, which is a principal shareholder of ours. The convertible note was in the principal amount of $100,000 with interest payable at the rate of 8.5% per annum with the convertible note due and payable on September 30, 2017. The note is convertible into common stock of the Company at a conversion price of the lower of $1.00 per share or 20% less than the offering price of an initial public offering should one take place during the term of the convertible note. In addition, we issued warrants to the note holder to purchase up to 50,000 shares of our common stock at an exercise price of $1.50 or the offering price of an initial public offering should one occur during the term of the warrant, whichever is less. The warrant has a five year term.

On August 1, 2015 we entered into a revolving line of credit promissory note in the principal amount of $750,000 with a principal shareholder of ours. The note bears interest at the rate of 12% per annum. To date we have received $609,940 in advances under the line of credit. On September 14, 2016 we amended the note to provide that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 30% to the price of an IPO if we were to file a Registration Statement before December 31, 2016.

We acquired the exclusive rights to the Co-Primer technology pursuant to a license agreement between us and Dr. Satterfield dated April 18, 2014, and pursuant to which we accrue minimum royalty payments of $30,000 per month until we receive an equity funding of at least $4,000,000, at which time the payments increase. During 2014 and 2015, we paid Dr. Satterfield $270,000 and $125,000, respectively, pursuant to the license agreement.

We pay consulting fees to two companies who are also significant shareholders. One of the consultant’s payments is $5,000 per month and are pursuant to a written consulting contract the term of which is for two years commencing May 13, 2013 and continuing thereafter on a month to month basis until terminated. It was terminated effective September 30, 2016. During 2014 we paid that consultant a total of $60,000. The other consultant is paid $8,000 per month for consulting fees a portion of which accrues to the benefit of our president and, in addition, has advanced funds to pay for Company operating expenses and is reimbursed for such advances as funds have been available. During 2014 and 2015 we paid that consultant a total of $72,000 and $146,000 respectively.

For a description of our policies and procedures related to the review, approval or ratification of related person transactions, see “Conflict of Interest Policy” under Item 10, “Directors, Executive Officers and Corporate Governance.”

DESCRIPTION OF OUR CAPITAL STOCK

Our authorized capital stock presently consists of 180,000,000 shares of common stock, par value $0.001 per share. As of January 10, 2016, we had 108,704,025 shares of common stock outstanding. The following is a summary of the terms of our capital stock.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of the shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably any dividends, as may be declared by the board of directors out of funds legally available therefor, subject to the rights of the holders of preferred stock. Upon the liquidation, dissolution or winding up of our company, the holders of common stock are entitled to receive ratably our net assets available after the payment of our debts and other liabilities. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable.

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Senior Secured Convertible Notes and related Warrants

We issued senior secured convertible notes and warrants when we entered into a securities purchase agreement dated December 12, 2016 with investors. Under the terms of the securities purchase agreement, we executed senior secured convertible 15% notes for a total indebtedness of $1,100,000 in favor of the investors, which senior secured convertible notes are convertible into our common stock at $.75 per share or a discount of 30% to the price of the stock issued in this offering, whichever is less. The senior secured convertible notes bear interest at the annual rate of 15% per annum and are due April 12, 2017. Interest-only payments are due quarterly in arrears. The senior secured convertible notes are convertible anytime until their due date.

In connection with the notes, we issued warrants to the investors exercisable for shares of our common stock equal to 50% of the shares receivable upon conversion of the senior notes at a per share price equal to 85% of the offering price of our initial public offering. The warrants are exercisable anytime until the fifth anniversary of their issuance.

The conversion price of the senior secured convertible notes and the exercise price of the warrants are subject to adjustment in certain circumstances. For a description of these price adjustments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

Subordinated Convertible Note and related warrant

In May 2015, we entered into a convertible note with a limited liability company. The convertible note was in the principal amount of $500,000 with interest payable monthly at the rate of 12% per annum with the convertible note due and payable on April 30, 2016. The investor withheld 2% as a financing fee from the proceeds of the note and we received total proceeds of $490,000. In September 2016, we replaced the convertible note with a new note in the principal amount of $564,250 that includes $64,250 of accrued interest and bears interest at the rate of 15% per annum. In addition, the holder agreed to subordinate its interest to the senior secured convertible notes described above, convert all or a portion of its note in this offering at a 30% discount to the offering price of this offering, and received a warrant exercisable into a number of shares of our common stock equal to 50% of the shares received on conversion of its note. The warrants have a five year life and are exercisable at the price of shares in this offering.

Unsecured Convertible Notes

On November 12, 2015 and December 1, 2015, we entered into convertible notes with two investors. Each note was in the principal amount of $100,000 with interest payable semi-annually at the rate of 8.5% per annum with the convertible notes due and payable on September 30, 2017. The notes are convertible to shares of our common stock at a conversion price equal the lesser of $1.00 per share or a discount of 20% of the price of the shares sold in this offering. In addition, each of the investors received a warrant to acquire 50,000 shares of our common stock exercisable at the lesser of $1.00 per share or the price of the shares sold in this offering. The warrants have a five year life.

On August 18, 2016 and on August 25, 2016, we entered into two convertible promissory notes in the principal amounts of $10,000 and $15,000, respectively, with a limited liability company. The notes bear interest at the rate of 10% per annum. The notes provide that the principal and interest on the notes would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 15% to the conversion price of the senior secured convertible notes.

On September 1, 2016, we entered into a convertible promissory note in the principal amount of $200,000, with an individual. The note bears interest at the rate of 10% per annum. The note provides that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 15% the conversion price of the senior secured convertible notes.

58

Other Notes

From August 1, 2015 through September 30, 2016, we entered into promissory notes with six different entities pursuant to which we borrowed an aggregate amount of $893,440 with interest payable at the maturity date of the notes at a rate of 12% per annum. The notes were not convertible when issued. On September 14, 2016, all of the notes were amended to make them convertible to common stock at a conversion price of 70% of the price of the stock sold in this offering and to extend the maturity date of each note to September 30, 2017.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

Equity Compensation Plans

The following table sets forth, as of December 31, 2016, information regarding our compensation plans under which shares of our common stock are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding outstanding securities)
Equity compensation plans approved by security holders	--	--	--
Equity compensation plans not approved by security holders (1)	1,550,000	$0.05	4,450,000
Total	1,550,000	$0.05	4,450,000

___________

(1)	Our 2015 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, and restricted stock units to our employees, directors and consultants. The plan covers a total of 6,000,000 shares of our common stock. The plan is administered by our board of directors or compensation committee of the board. Awards may be vested on such schedules determined by the plan administrator.

Transfer Agent and Registrar

Our transfer agent and registrar is Colonial Stock Transfer Company, Inc. Its telephone number is 1-801-355-5740.

Listing

We intend to apply to list our common stock on the Nasdaq Capital Market under the symbol “CODX.” There can be no assurance that our application to list our shares will be approved by the Nasdaq Capital Market.

59

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our amended and restated articles of incorporation provide for limitation of liability of our directors and for indemnification of our directors and officers to the fullest extent permitted under Utah law. Our directors and officers may be liable for a breach or failure to perform their duties in accordance with Utah law only if their breach or failure to perform constitutes gross negligence, willful misconduct or intentional harm on our company or our shareholders. Our directors may not be personally liable for monetary damages for action taken or failure to take action as a director except in specific instances established by Utah law.

In accordance with Utah law, we may generally indemnify a director or officer against liability incurred in a proceeding if he or she acted in good faith, and believed that his or her conduct was in our best interest and that he or she had no reason to believe his or her conduct was unlawful. We may not indemnify a director or officer if the person was adjudged liable to us or in the event it is adjudicated that the director or officer received an improper personal benefit.

Under Utah law, we will indemnify a director or officer who is successful on the merits or otherwise in defense of any proceeding, or in the defense of any claim, issue or matter in the proceeding, to which he or she was a party because he or she is or was a director or an officer, as the case may be, against reasonable expenses incurred by him or her in connection with the proceeding or claim with respect to which he or she has been successful.

We maintain a directors’ and officers’ liability insurance policy which, subject to the limitations and exclusions stated therein, covers our directors and officers for certain actions or inactions they may take or omit to take in their capacities as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

UNDERWRITING

We have entered into an underwriting agreement with [*], for itself and as sole representative (the “Representative”) of the underwriters named therein, with respect to the shares of our common stock we are selling in this offering. Subject to the terms and conditions set forth in an underwriting agreement between us and the Representative, we have agreed to sell to the underwriters named below, and each underwriter has severally agreed to purchase from us, the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares of Common Stock
Network 1 Securities, Inc.

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares of common stock. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriters are not obligated to purchase the shares of common stock covered by the underwriters’ over-allotment option described below. The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The public offering price was determined by negotiations between us and the Representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our revenues, earnings and certain other financial and operating information in recent periods, and certain financial and operating information of companies engaged in activities similar to ours.

60

Discounts and Commissions

The underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at those prices less a concession not in excess of $[·] per share of common stock. If all of the shares of common stock offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise of the over-allotment option we granted to the Representative.

	Per Share of Common Stock	Total Without Over-Allotment Option	Maximum Total With Over-Allotment Option
Public offering price	$
Underwriting discounts and commissions
Non-accountable expense allowance
Proceeds, before expenses, to us	$

We have agreed to pay a non-accountable expense allowance to the Representative equal to [*]% of the gross proceeds received at the closing of the offering. We have advanced $[*] of the non-accountable expense allowance to the Representative.

We have also agreed to bear all accountable expenses relating to the offering, including the costs of preparing, printing, mailing and delivering the registration statement, the preliminary and final prospectus contained therein and amendments thereto, post-effective amendments and supplements thereto, the underwriting agreement and related documents (all in such quantities as the Representative may reasonably require); preparing and printing stock certificates and warrant certificates; the costs of any “due diligence” meetings; all reasonable and documented fees and expenses for conducting a net road show presentation; all filing fees (including SEC filing fees) and communication expenses relating to the registration of the shares offered hereby; FINRA filing fees; the reasonable and documented fees and disbursements of the Representative’s counsel up to an amount of $40,000; preparation of bound volumes and mementos in such quantities as the Representative may reasonably request up to an amount of $2,500; transfer taxes, if any, payable upon the transfer of securities from us to the underwriters; and the fees and expenses of the transfer agent, clearing firm and registrar for the shares.

The total estimated expenses of the offering, excluding underwriting discounts, commissions, and non-accountable expense allowances are approximately $[*] and are payable by us.

Over-Allotment Option

We have granted to the Representative an option to purchase up to [·] additional shares of common stock (15% of the shares of common stock sold in this offering) at the per share purchase price on the cover page hereof, which price reflects underwriting discounts and commissions. The Representative may exercise this option for 45 days from the date of the underwriting agreement solely to cover sales of shares of common stock by the underwriters in excess of the total number of shares of common stock set forth in the table above. We will pay the expenses associated with the exercise of the over-allotment option.

61

Lock-Up Agreements

We, our officers and directors have agreed, subject to limited exceptions, for a period of 90 days after the date of the underwriting agreement, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any shares of common stock or any securities convertible into or exchangeable for our common stock either owned as of the date of the underwriting agreement or thereafter acquired without the prior written consent of the representatives. This 90-day period may be extended if (1) during the last 17 days of the 90-day period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, then the period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. If after any announcement described in clause (2) of the preceding sentence, we announce that we will not release earnings results during the 16-day period, the lock-up period shall expire the later of the expiration of the 90-day period and the end of any extension of such period made pursuant to clause (1) of the preceding sentence. The Representative may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Price Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of our shares of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our shares of common stock. In connection with the offering, the underwriters may purchase and sell our shares of common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock in the offering pursuant to the exercise of their over-allotment option to purchase additional shares of common stock. The underwriters may close out any covered short position by either exercising the over-allotment option or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase shares of common stock through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our shares of common stock or preventing or retarding a decline in the market price of our shares of common stock. As result, the price of our shares of common stock may be higher than the price that might otherwise exist in the open market.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our shares of common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase shares of common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares of common stock, as applicable as part of this offering to repay the underwriting discount received by them.

The underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

62

Electronic Offer, Sale and Distribution of Common Stock

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares of common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the Representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part.

Other Relationships

From time to time, certain of the underwriters and their affiliates have provided, and may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

EXPERTS

Haynie & Company, an independent registered public accounting firm, has audited our consolidated financial statements for the years ended December 31, 2015 and 2014 as set forth in their report dated November 1, 2016 which is included in this prospectus. Our financial statements are included herein in reliance on Haynie & Company and its respective report, given its authority as an expert in accounting and auditing matters.

LEGAL MATTERS AND INTERESTS OF NAMED EXPERTS

The validity of the securities being offered by this prospectus will be passed upon for us by Carmel, Milazzo & DiChiara LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, together with any amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock that we are offering in this prospectus. We are subject to the informational requirements of the Exchange Act and file annual, quarterly and current reports and other information with the SEC. You can read our filings over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C., 20549, on official business days during the hours of 10 a.m. to 3 p.m. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. In addition, you can find more information about us on our website at http://codiagnostics.com.

63

CO-DIAGNOSTICS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets - December 31, 2015 and 2014	F-3

Consolidated Statements of Operations - For the Years Ended December 31, 2015 and 2014	F-4

Consolidated Statements of Stockholders’ Equity (Deficit) - For the Years Ended December 31, 2015 and 2014	F-5

Consolidated Statements of Cash Flows - For the Years Ended December 31, 2015 and 2014	F-6

Notes to Consolidated Financial Statements	F-7

Consolidated Balance Sheets – September 30, 2016 (unaudited) and December 31, 2015	F-19

Consolidated Statements of Operations - For the Nine Months Ended September 30, 2016 and 2015 (unaudited)	F-20

Consolidated Statements of Cash Flows - For the Consolidated Statements of Operations - For the Nine Months Ended September 30, 2016 and 2015 (unaudited)	F-21

Notes to Consolidated Financial Statements	F-22

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Co-Diagnostics, Inc. and subsidiaries

Sandy, Utah

We have audited the accompanying consolidated balance sheets of Co-Diagnostics, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our auditsprovides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Co-Diagnostics, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 1 to the financial statements, the Company does not generate significant revenue, and has negative cash flows from operations. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Haynie & Company

Haynie & Company
Salt Lake City, Utah

November 1, 2016

F-2

CO – DIAGNOSTICS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2015	December 31, 2014
ASSETS:
Current Assets
Cash	$33,805	$214,446
Other receivables	2,000	--
Prepaid expenses	116,120	8,045
Total current assets	151,925	222,491
Property and equipment, net	112,679	37,354
Long term prepaid expenses	106,326	--

Total assets	$370,930	$259,845

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT):

Current Liabilities
Accounts payable	$98,857	$99,700
Accounts payable (related party)	15,000	7,891
Accrued expenses	116,028	13,626
Accrued expenses (related party)	276,894	--
Current notes payable net of $12,065 and $0 discount, respectively	487,935	--
Total current liabilities	994,714	121,217
Long-term Liabilities
Notes payable net of $787 and $0 discount, respectively	119,213	--
Notes payable (related party) net of $618 and $0 discount, respectively	404,382	--
Total long-term liabilities	523,595	--
Total liabilities	1,518,309	121,217

Commitments and contingencies

STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock, $.001 par value, 180,000,000 shares authorized; 108,704,025 and 90,179,883 shares issued as of December 31, 2015 and 2014, respectively	108,704	90,180
Additional paid-in capital	2,278,443	1,539,806
Accumulated deficit	(3,534,526)	(1,491,358)
Total stockholders’ equity (deficit)	(1,147,379)	138,628

Total liabilities and stockholders’ equity (deficit)	$370,930	$259,845

See accompanying notes to consolidated financial statements.

F-3

CO – DIAGNOSTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended
	December 31,
	2015	2014

Net sales	$10,000	$--
Cost of sales	--	--
Gross profit	10,000	--

Operating expenses:
Selling and marketing	281,101	226,652
Administrative and general	846,825	482,649
Research and development	806,913	311,476
Depreciation and amortization	43,140	13,597
Total operating expenses	1,977,979	1,034,374
Total operating loss	(1,967,979)	(1,034,374)

Other expense:
Interest expense	(75,189)	(13,750)
Total other expense	(75,189)	(13,750)

Loss before income taxes	(2,043,168)	(1,048,124)
Provision for income taxes	--	--
Net loss	$(2,043,168)	$(1,048,124)

Net loss per share – basic and diluted	$(0.02)	$(0.01)

Weighted average shares – basic and diluted	102,998,550	86,407,006

See accompanying notes to consolidated financial statements

F-4

CO – DIAGNOSTICS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 2014 AND 2015

	Common Stock		Additional Paid-in	Subscriptions	Retained Earnings	Equity
	Shares	Amount	Capital	Receivable	(Deficit)	(Deficit)
Balance, December 31, 2013	85,714,285	$85,714	$1,214,286	$(825,000)	$(443,234)	$31,766

Common stock issued for cash	4,465,598	4,466	325,520	--	--	329,986

Collection of stock subscriptions receivable	--	--	--	825,000	--	825,000

Net loss	--	--	--	--	(1,048,124)	(1,048,124)

Balance, December 31, 2014	90,179,883	90,180	1,539,806	--	(1,491,358)	138,628

Common stock issued for cash	8,104,142	8,104	461,896	--	--	470,000

Common stock issued for services	4,000,000	4,000	227,980	--	--	231,980

Dna logix, inc. stock exchange	6,420,000	6,420	1,775	--	--	8,195

Stock-based compensation	--	--	45,498	--	--	45,498

Issuance of convertible debt warrants	--	--	1,488	--	--	1,488

Net loss	--	--	--	--	(2,043,168)	(2,043,168)

Balance, December 31, 2015	108,704,025	$108,704	$2,278,443	$--	$(3,534,526)	$(1,147,379)

See accompanying notes to consolidated financial statements

F-5

CO – DIAGNOSTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2015	2014
Cash flows from operating activities:
Net loss	$(2,043,168)	$(1,048,124)
Adjustments to reconcile net loss to net cash used in operating activities:
Issuance of common stock for services	9,662	--
Stock based compensation	45,498	--
Accretion of notes payable discount	23,019	--
Depreciation and amortization	43,140	13,597
Changes in assets and liabilities:
Decrease (increase) in prepaid and other assets	5,917	(4,261)
Increase in accounts payable and accrued expenses	385,561	113,560

Net cash used in operating activities	(1,530,371)	(925,228)

Cash flows from investing activities:
Purchase of fixed assets	(118,465)	(11,886)
Proceeds from stock exchange	8,195	--
Payments for lending to related parties	--	(183,470)

Net cash used by investing activities	(110,270)	(195,356)

Cash flows from financing activities:
Proceeds from equity financing	--	100,000
Proceeds from equity financing (related party)	470,000	229,986
Proceeds from debt financing	585,000	15,000
Proceeds from debt financing (related party)	405,000	--
Proceeds from stock subscriptions receivable	--	825,000
Principal payments on debt	--	(15,000)

Net cash provided by financing activities	1,460,000	1,154,986

Net increase (decrease) in cash	(180,641)	34,402

Cash beginning of period	214,446	180,044

Cash end of period	$33,805	$214,446

Supplemental disclosure of cash flow information:
Interest paid	$32,669	$150
Income taxes paid	$--	$--

Schedule of non-cash (investing) and financing activities:
Settlement of note payable and accrued unpaid interest	$--	$193,066
Settlement of related parties receivable	$--	$(193,066)
Warrants issued with convertible debt	$1,488	$--
Shares issued for acquisition	$8,195	$--
Shares issued for prepaid services	$231,980	$--

See accompanying notes to consolidated financial statements.

F-6

CO – DIAGNOSTICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2015

Note 1 – Description of Business

Co-Diagnostics, Inc. (“Company,” “CDI,”), a Utah corporation headquartered in Salt Lake City, Utah, is a molecular diagnostics company formed in April, 2013, that develops, manufactures and markets a new, state-of-the-art diagnostics technology.

For the year ended December 31, 2014 Co-Diagnostics, Inc. provided significant funding to DNA Logix, Inc. in the form of a purchase of four patent applications (the Original Technology) giving it the exclusive right to commercialize the Original Technology license such that they had become dependent upon one another’s success. Due to this co-dependency, the financial statements for the year ended December 31, 2014 contained in this report are presented combining the net operations of both companies.

In April 2014, the Company entered into an exclusive license agreement related to additional molecular diagnostic technology developed by Dr. Satterfield (“Co-Primer Technology”) pursuant to which we paid license fees to DNA Logix.

In January 2015, the Company entered into a stock exchange agreement with Dr. Satterfield pursuant to which we acquired all of the issued and outstanding stock of DNA Logix, Inc., a corporation owned by Dr. Satterfield which was conducting all of our development work on the Original Technology and the Co-Primer Technology. The Company issued 6,420,000 shares of our common stock in the exchange. Additionally, the Company received $8,195 in cash from DNA Logix, Inc.

The Company deemed the stock exchange transaction necessary in order to benefit from the DNA Logix lab receiving ISO 13485 and ISO 9001 lab certification for our tuberculosis tests. The Company are in the process of gaining ISO certification for all of the tests that the Company will design, develop, and sell in the future. The ISO certification allows us to apply for CE marking for sales of our products in countries accepting the CE marking (not in the United States) without further governmental approvals.

CDI’s diagnostics systems enable very rapid, low-cost, sophisticated molecular testing for organisms and genetic diseases by greatly automating historically complex procedures in both the development and administration of tests. CDI’s newest technical advance involves a novel approach to PCR primer design (cooperative primers) that eliminates one of the key vexing issues of PCR amplification, the exponential growth of primer-dimer pairs which adversely interferes with identification of the target DNA. In addition CDI scientists have enhanced the understanding of the mathematics of DNA test design, so as to “engineer” a DNA test and automate algorithms to screen millions of possible designs to find the optimum DNA test design. CDI’s proprietary platform of Co-Dx™ technologies integrates and streamlines these steps as it analyzes biological samples.

Co-Diagnostics’ CoDx™ portfolio of molecular diagnostics development products and tests represents a radical new advancement in the understanding of the molecular interactions of DNA. The Company uses highly specialized, proprietary cooperative-theory mathematics, leading to a revolutionary leap forward in the detection of infectious diseases, genetic disorders and other conditions. CoDx™ tests are a fraction of the cost of other DNA-based tests, designed for a new generation of affordable, mobile point-of-care diagnostic devices and compatible with many other devices, making state-of-the-art diagnostics available anywhere in the world, including developing countries.

F-7

The Company anticipates future revenues will be derived from licensing agreements and shared-revenue contracts with biotech companies (speed-to-market test development, companion diagnostics), CLIA-certified clinical reference and research labs, HMO’s, pharmacies, clinics and others looking for a low-cost, accurate, adaptable molecular diagnostics system. Additional revenues are expected from direct-selling it’s TB, HIV, malaria and other infectious disease tests, as well as additional tests under development, to the private market, governments, charitable foundations and others.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses and has not demonstrated the ability to generate sufficient cash flows from operations to satisfy our liabilities and sustain operations. These factors raise substantial doubt about our ability to continue as a going concern.

We experienced negative cash flow used in operations during the twelve months ending December 31, 2015 of $1,530,371 compared to negative cash flow used in operations for the twelve months ended December 31, 2014 of $925,228. The negative cash flow was met by cash reserves, sales of our common stock, and most recently from the issuances of short term debt. The amount of our operating deficit could decrease or increase significantly depending on strategic and other operating decisions, thereby affecting our need for additional capital. We expect our operating expenses will continue until we are able to generate revenue. To date, we have met our working capital needs primarily through funds received from sales of our common stock and from convertible debt financings. Until our operations become profitable, we will continue to rely on proceeds received from external funding. We expect additional investment capital may come from (i) additional private placements of our common stock with existing and new investors and (ii) the private placement of other securities with investors similar to those that have provided funding in the past.

Our continuation as a going concern is dependent on our ability to generate sufficient income and cash flow to meet our obligations on a timely basis and to obtain additional financing as may be required. The Company is actively seeking options to obtain additional capital and financing. The Company has commenced discussions with potential funding partners for a placement of our stock of up to $10,000,000. There is no assurance the Company will be successful in our efforts. The accompanying statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Basis of Presentation

In the opinion of management, the accompanying audited combined financial statements of Co-Diagnostics, Inc. (“we” or the “Company”) contain the adjustments, all of which are of a normal recurring nature, necessary to present fairly our financial position at December 31, 2015 and 2014 and the results of operations for the years ended December 31, 2015 and 2014, with the cash flows for years ended December 31, 2015 and 2014, respectively in conformity with U.S. generally accepted accounting principles. All intercompany accounts and transactions have been eliminated in consolidation.

Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all cash on hand and in banks, and highly liquid investments with maturities of three months or less, to be cash equivalents. At December 31, 2015 and 2014, the Company had no bank balances in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts, and believe the Company is not exposed to any significant credit risk on cash and cash equivalents.

F-8

Accounts Receivable

Trade accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when collected.

At December 31, 2015 the Company had a $2,000 receivable owed by the State of Utah as a refund of excess remitted unemployment taxes. There were no receivables due at December 31, 2014.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the property, generally from three to five years. Repairs and maintenance costs are expensed as incurred except when such repairs significantly add to the useful life or productive capacity of the asset, in which case the repairs are capitalized.

For the years ending December 31, 2015 and 2014 property and equipment consisted of the following:

	December 31,
	2015	2014
Computers and office equipment	$175,170	$57,282
Furniture and fixtures	2,715	2,138
Total	177,885	59,420
Less: accumulated depreciation	(65,206)	(22,066)
Total property and equipment, net	$112,679	$37,354

Total depreciation expense	$43,140	$13,597

Earnings (Loss) per Share

Basic earnings or loss per common share is computed by dividing net income or loss applicable to common shareholders by the weighted average number of shares outstanding during each period. As the Company experienced net losses during the years ending December 31, 2015 and 2014 no common stock equivalents have been included in the diluted earnings per common share calculations as the effect of such common stock equivalents would be anti-dilutive. As of December 31, 2015 and 2014, there were 2,466,667 and 0 potentially dilutive shares, respectively.

Stock-based Compensation

The Company accounts for stock-based compensation under the provisions of FASB ASC Topic 718, Compensation—Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors based on estimated fair values on the grant date. The Company estimates the fair value of stock-based awards on the date of grant using the Black-Scholes-Merton option-pricing model (the “Black-Scholes Model”). The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods using the straight-line method.

F-9

The Company estimates forfeitures at the time of grant and revises its estimate in subsequent periods if actual forfeitures differ from those estimates.

The Company accounts for stock-based compensation awards to non-employees in accordance with FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees (“ASC 505-50”). Under ASC 505-50, the Company determines the fair value of the warrants or stock-based compensation awards granted as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

All issuances of stock options or other equity instruments to employees and non-employees as the consideration for goods or services received by the Company are accounted for based on the fair value of the equity instruments issued. Any stock options issued to non-employees are recorded in expense and additional paid-in capital in shareholders’ equity over the applicable service periods using variable accounting through the vesting dates based on the fair value of the options at the end of each reporting period.

Income Taxes

We account for income taxes in accordance with the asset and liability method of accounting for income taxes prescribed by ASC Topic 740. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Revenue Recognition

The Company recognizes revenue when evidence exists that there is an arrangement between us and our customers, delivery of equipment sold or service has occurred, the selling price to our customers is fixed and determinable with required documentation, and collectability is reasonably assured. The Company recognize as deferred revenue, payments made in advance by customers for services not yet provided.

In instances where the Company has entered into license agreements with a third parties to use our technology within their product offering, the Company recognize any base or prepaid revenues over the term of the agreement and any per occurrence or periodic usage revenues in the period they are earned.

Research and Development

Research and development costs are expensed when incurred. The Company expensed $806,913 and $311,476 of research and development costs for the years ended December 31, 2015 and 2014, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Such estimates include accounts receivable and inventory reserves, intangible assets and other long lived assets, legal and regulatory contingencies, income taxes, share based arrangements, the derivative liability and others. These estimates and assumptions are based on management’s best estimates and judgments. Actual amounts and results could differ from those estimates.

F-10

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date. If not discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company’s financial statements upon adoption.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02 Leases, which requires recognition of leased assets and liabilities on the balance sheet and disclosing key information about leasing arrangements.  This update is effective for annual periods and interim periods with those periods beginning after December 15, 2018.  The Company is evaluating the impact of this standard on its financial statements.

In July 2015, the FASB issued ASU 2015-11 Simplifying the Measurement of Inventory, that simplifies the subsequent measurement of inventories by replacing the current lower of cost or market test with a lower of cost or net realizable value test. The ASU is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. The Company is still evaluating the impact this standard will have on its financial statements and related disclosures.

In April 2015, the FASB issued ASU No. 2015-03 Interest – Imputation of Interest, Simplifying the Presentation of Debt Issuance Cost. This standard provides guidance on the balance sheet presentation for debt issuance costs and debt discounts and debt premiums. To simplify the presentation of debt issuance costs, this standard requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. This ASU is effective for fiscal years beginning after December 15, 2015. The Company is still evaluating the impact this standard will have on its financial statements and related disclosures.

Note 2 – Notes Payable

There were no outstanding notes payable for the year ending December 31, 2014. The recorded value of our notes payable (net of debt discount) for the year ending December 31, 2015 were as follows:

December 31, 2015
Beaufort Capital Partners, LLC Convertible Note	$487,935
Co Diagnostics, Ltd. Revolving Line of Credit Promissory Note	305,000
Legends Capital Group, LLC Convertible Note	99,382
R. Phillip Zobrist Convertible Note	99,213
Pine Valley Investments, LLC. Revolving Line of Credit Promissory Note	20,000
Total	1,011,530
Less Current Portion	(487,935)
Total Long-term	$523,595

Annual principal payments are as follows:

Year	Amount
2016	$487,935
2017	523,595
2018	--
2019	--
2020	--
Total	$1,011,530

F-11

Beaufort Capital Partners, LLC Convertible Note

On May 15, 2015 the Company entered into a $500,000 Convertible Promissory Note with Beaufort Capital Partners, LLC. The note bears a 12% annual interest rate and is due monthly. The principal was due on April 30, 2016 and because it was not paid, the note was in default. The holder filed a lawsuit in Third District Court in Salt Lake City, Utah and was awarded a judgment on June 6, 2016. The holder has agreed to forbear any collection proceedings pursuant to a Forbearance Agreement dated August 8, 2016 through October 31, 2016 in consideration of interest payments which have been made since the Forbearance Agreement was executed. The note contained a conversion feature allowing the principal and any unpaid accrued interest to be converted into common shares of the company at a rate of $.75 or 20% less than the price of the anticipated Initial Public Offering, whichever is less, per share at the discretion of the note holder. The conversion feature was not accounted for as a derivative because the equity received upon conversion was not readily convertible to cash. Similarly, the equity and liability components of the convertible note were not separately accounted for since the conversion price did not bear any relationship to the value of the privately held stock and the rendering the exercise of the conversion feature improbable than the par value of the stock, the convertible feature of the stock had no determinable value.

The Company received $490,000 on the origination date with $10,000 being withheld as points paid by the Company, additionally the Company paid a $25,000 finders fee. The $35,000 represented by the points and finders fee has been recorded as a discount to the principal of the note and is being accreted over the term of the note. For the year ending December 31, 2015, $22,934 was accreted for the note discount and included in interest expense. Interest of $37,500 related to the note principal was included in interest expense for the year ended December 31, 2015.

Co Diagnostics, Ltd. Revolving Line of Credit Promissory Note

On August 1, 2015 the Company entered into a Revolving Line of Credit Promissory Note with Co Diagnostics, Ltd a Turks and Caicos limited company, with a maximum limit on advances of $750,000. Co Diagnostics, Ltd. is a greater than 20% shareholder of the Company. The note bears a 12% annual interest rate on advances received. All accrued and unpaid interest along with the total sum of any outstanding advances is due on September 30, 2017. The note holder agrees that in the event the Company is able to file a Registration Statement for an Initial Public Offering on or before December 31, 2016, the note holder agrees to include the Note principal and accrued interest outstanding on the filing date with the Registration Statement to convert all of the Note principal and accrued interest to common stock of the Company. For the year ending December 31, 2015 the Company had an outstanding balance due on advances received of $305,000 and accrued interest of $10,761.

Legends Capital Group, LLC Convertible Note

On November 12, 2015 the Company entered into a $100,000 Convertible Promissory Note with Legends Capital Group, LLC, a Utah limited liability company. Legends Capital Group is a 12% shareholder of the Company and one of its members is a member of our Board of Directors. The note bears an 8.5% annual interest rate and is due semi annually. The principal is due on September 30, 2017. The note contains a conversion feature allowing the principal and any unpaid accrued interest to be converted into common shares of the company at a rate of $1.00 or 20% less than the price of the anticipated Initial Public Offering, whichever is less, per share at the discretion of the note holder. The conversion feature was not accounted for as a derivative because the equity received upon conversion was not readily convertible to cash. Similarly, the equity and liability components of the convertible note were not separately accounted for since the conversion price did not bear any relationship to the value of the privately held stock and the rendering the exercise of the conversion feature improbable.

The note holder also received a warrant to purchase up to 50,000 shares of our common stock at a price of the lesser of $1.50 or the offering price of an initial public offering of the Company common stock during the term of the warrant. The warrant expires on November 12, 2020. the Company calculated a note discount for the value of the warrant received by the note holder of $665 using a Black-Scholes pricing model with the following assumptions: (i) risk free interest rate 1.67%, (ii) expected life (in years) of 5; (iii) expected volatility of 97.71%; (iv) expected dividend yield of 0.00%; and (v) stock trading price of $0.058. The Company used the stock prices of a comparable company in determining the expected volatility. The $665 valuation of warrant is being accreted over the term of the note and for the year ended December 31, 2015, $47 was included in interest expense. Interest of $1,133 related to the note principal was included in interest expense for the year ended December 31, 2015.

F-12

R. Phillip Zobrist Convertible Note

On December 1, 2015 the Company entered into a $100,000 Convertible Promissory Note with R. Phillip Zobrist. The note bears an 8.5% annual interest rate and is due semi annually. The principal is due on September 30, 2017. The note contains a conversion feature allowing the principal and any unpaid accrued interest to be converted into common shares of the company at a rate of $1.00 or 20% less than the price of the anticipated Initial Public Offering, whichever is less, per share at the discretion of the note holder. The conversion feature was not accounted for as a derivative because the equity received upon conversion was not readily convertible to cash. Similarly, the equity and liability components of the convertible note were not separately accounted for since the conversion price did not bear any relationship to the value of the privately held stock and the rendering the exercise of the conversion feature improbable.

The note holder also received a warrant to purchase up to 50,000 shares of our common stock at a price of the lesser of $1.00 or the offering price of an initial public offering of the Company common stock during the term of the warrant. The warrant expires on November 12, 2020. the Company calculated a note discount for the value of the warrant received by the note holder of $824 using a Black-Scholes pricing model with the following assumptions: (i) risk free interest rate 1.59%, (ii) expected life (in years) of 5; (iii) expected volatility of 97.60%; (iv) expected dividend yield of 0.00%; and (v) stock trading price of $0.058. The Company used the stock prices of a comparable company in determining the expected volatility. The $824 valuation of warrant is being accreted over the term of the note and for the year ended December 31, 2015, $37 was included in interest expense. Interest of $708 related to the note principal was included in interest expense for the year ended December 31, 2015.

Pine Valley Investments, LLC. Revolving Line of Credit Promissory Note

On December 30, 2015 the Company entered into a Revolving Line of Credit Promissory Note with Pine Valley Investments, LLC. a Utah limited liability company, with a maximum limit on advances of $100,000. The note bears a 12% annual interest rate on advances received. All accrued and unpaid interest along with the total sum of any outstanding advances are due on September 30, 2017. The note holder agrees that in the event the Company is able to file a Registration Statement for an Initial Public Offering on or before December 31, 2016, the note holder agrees to include the Note principal and accrued interest outstanding on the filing date with the Registration Statement to convert all of the Note principal and accrued interest to common stock of the Company. For the year ending December 31, 2015 the Company had an outstanding balance due on advances received of $20,000 and accrued interest of $5.

2014 Promissory Note

On August 18, 2014 Co-Diagnostics, Inc. entered into a $15,000 promissory note with a Trust. The note bore a 12% annual interest rate. The $15,000 principal and $150 of interest expense was paid on September 30, 2014.

Secured Convertible Promissory Note

On April 16, 2013 DNA Logix, Inc. entered into a $170,000 Secured Convertible Promissory Note with Henry Colman Satterfield III. The note bore an 8% annual interest rate and was due on April 16, 2017. The note contained a conversion feature allowing the principal and any unpaid accrued interest to be converted into common shares of the company at a rate of $.30 per share at the discretion of the note holder. The conversion feature was not accounted for as a derivative because the equity received upon conversion was not readily convertible to cash. Similarly, the equity and liability components of the convertible note were not separately accounted for since the conversion price did not bear any relationship to the value of the privately held stock and the rendering the exercise of the conversion feature improbable

On December 1, 2014 a Satisfaction of Promissory Note agreement was executed where in the Secured Convertible Promissory Note (Note) was satisfied and canceled under the following terms; 1) the $170,000 Note principal and $23,066 of accrued but unpaid interest shall be satisfied as of December 31, 2014, 2) the Note was hereby satisfied and of no further force nor effect and DNA Logix, Inc. shall have no further responsibility regarding the Note and 3) the Note Holder agreed to accept common stock from a shareholder of DNA Logix, Inc. in satisfaction of the Note and DNA Logix, Inc. had no obligation to issue any shares of common stock to the note Holder. For the 12 months ending December 31, 2014, $13,600 was included in interest expense. The satisfaction of the Note was accomplished between a shareholder of DNA Logix, Inc and the Note Holder. See Note #4. No income statement recognition has been included on the financial statements of the Company at December 31, 2014 as a result of this satisfaction.

F-13

Note 3 – Stock-based Compensation

In accordance with ASC Topic 718, stock-based compensation cost is estimated at the grant date, based on the estimated fair value of the awards, and recognized as expense ratably over the requisite service period of the award for awards expected to vest.

Stock Incentive Plans

Under the Co Diagnostics, Inc 2015 Long-term Incentive Plan (the “2015 Plan”), the board of directors may issue incentive stock options, share equivalents such as restricted stock awards, stock bonus awards, performance shares and restricted stock units to employees and directors and non-qualified stock options to consultants of the company. Options generally expire ten years after being granted. Options granted vest in accordance with the vesting schedule determined by the board of directors, usually ratably over a three-year vesting schedule upon anniversary date of the grant with the first 1/3 vesting on the grant date. Should an employee terminate before the vesting period is completed, the unvested portion of each grant is forfeited. The Company have used the Black-Scholes valuation model to estimate fair value of our stock-based awards, which requires various judgmental assumptions including estimated stock price volatility, forfeiture rates, and expected life. Our computation of expected volatility is based on market-based implied volatility. The 2015 Plan reserves an aggregate of 6,000,000 shares. The number of unissued stock options authorized under the 2015 Plan at December 31, 2015 was 4,500,000.

Stock Options

The Company estimates the fair value of stock option awards granted beginning January 1, 2015 using the Black-Scholes option-pricing model. The Company then amortizes the fair value of awards expected to vest on a straight-line basis over the requisite service periods of the awards, which is generally the period from the grant date to the end of the vesting period. The Black-Scholes valuation model requires various judgmental assumptions including the estimated volatility, risk-free interest rate and expected option term. Our computation of expected volatility is based on market-based implied volatility. The risk-free interest rate was based on the yield curve of a zero-coupon U.S. Treasury bond on the date the stock option award was granted with a maturity equal to the expected term of the stock option award. The expected option term is derived from an analysis of historical experience of similar awards combined with expected future exercise patterns based on several factors including the strike price in relation to the current and expected stock price, the minimum vest period and the remaining contractual period.

The fair values for the options granted in 2015 were estimated at the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions:

Year Ended December 31, 2015
Risk free interest rate	1.22%
Expected life (in years)	5.5
Expected volatility	97.73%
Expected dividend yield	0.00%
$0.058

The weighted average fair value of options granted during the year ended December 31, 2015 was $0.04 per share.

F-14

Warrants

The Company estimates the fair value of issued warrants on the date of issuance as determined using a Black-Scholes pricing model. The Company amortizes the fair value of issued warrants using a vesting schedule based on the terms and conditions of each associated underling contract, as earned. The Black-Scholes valuation model requires various judgmental assumptions including the estimated volatility, risk-free interest rate and warrant expected exercise term. Our computation of expected volatility is based on a combination of historical and market-based implied volatility. The risk-free interest rate was based on the yield curve of a zero-coupon U.S. Treasury bond on the date the warrant was issued with a maturity equal to the expected term of the warrant.

The fair values for the warrants granted in 2015 were estimated at the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions:

December, 31, 2015
Risk free interest rate	1.59%-1.67%
Expected life (in years)	5.0
Expected volatility	97.60%-97.71%
Expected dividend yield	0.00%
Stock price	$0.058

The weighted average fair value of warrants granted during the years ended December 31, 2015 was $0.013-$0.017 per share.

For the year ended December 31, 2015 the Company recognized $45,498 of stock based compensation expense recorded in our general and administrative department for options granted to 10 employees of the company to purchase an aggregate of 1,550,000 shares of our common stock. Additionally, the Company issued an aggregate of 100,000 warrants to two of our convertible note holders.

The following table summarizes option and warrant activity during the year ended December 31, 2015.

	Options and Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life (years)
Outstanding at January 1, 2015	--	$--	$--	--
Options granted	1,550,000	0.05	0.04	9.05
Warrants issued	100,000	1.25	0.01	4.90
Expired	--	--	--	--
Forfeited options	(50,000)	0.05	0.04	9.05
Forfeited warrants	--	--	--	--
Exercised	--	--	--	--

Outstanding at December 31, 2015	1,600,000	$0.13	$0.04	8.79

F-15

The following table summarizes information about stock options and warrants outstanding at December 31, 2015.

	Outstanding			Exercisable
		Weighted Average Remaining	Weighted Average		Weighted Average
Range of Exercise Prices	Number Outstanding	Contractual Life (years)	Exercise Price	Number Exercisable	Exercise Price
$0.05-0.99	1,500,000	9.05	$0.05	1,000,000	$0.05
1.00-1.50	100,000	4.90	1.25	100,000	1.25
$ 0.05-1.50	1,600,000	8.79	$0.13	1,100,000	$0.16

There were no options exercised in the year ended December 31, 2015.

Total unrecognized stock-based compensation was $22,455 at December 31, 2015, which the Company expects to recognize over the next year in accordance with vesting provisions.

Fair Value Measurements

The carrying amounts of our accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturities. The aggregate carrying amount of the notes payable approximates fair value as the individual notes bear interest at market interest rates and there has not been a significant change in our operations and risk profile.

Note 4 – Related Party Transactions

The Company acquired the exclusive rights to the Co-Primer technology pursuant to a license agreement between us and Dr. Satterfield dated April, 2014, and pursuant to which the Company pay Dr. Satterfield minimum royalty payments of $30,000 per month until the Company receive an equity funding of at least $4,000,000, at which time the payments increase to $60,000 per month for the remainder of the year at which time the payments increase again unless renegotiated. For the year ending December 31, 2015 the Company included a $360,000 expense for this license agreement in research and development. For the year ending December 31, 2014, Co – Diagnostics, Inc, paid DNA Logix, Inc an aggregate of $270,000 for Dr. Satterfield’s license fee which was eliminated in the consolidation of the financial statements contained in this report.

During 2015 the Company financed our operations through short term loans with related parties and through the deferral of payment to related parties for expenses incurred. In total the Company accrued $276,894 in expenses and had accounts payable of $15,000 for technology royalties, consulting fees, and interest on related party debts at December 31, 2015. In addition the Company had long-term notes outstanding from two related party entities totaling $404,382 at December 31, 2015.

At December 31, 2014 Dr. Satterfield’s drawing account with DNA Logix, Inc. was $193,066 resulting from an overage in the drawing account. In satisfaction of the drawing account and to settle the secured convertible promissory note and accrued unpaid interest, the Note Holder agreed to accept shares of DNA Logix, Inc, held by Dr. Satterfield in exchange for $193,066 of principal and interest due. No income statement recognition has been included on the financial statements of the Company at December 31, 2014 as a result of this satisfaction.

F-16

Note 5 – Lease Obligations

Our executive offices are located at 8160 S Highland Dr. Sandy Utah 84093.The Company occupies three suites at an executive office facility on a month to month basis at a rate of $1,555 plus usage charges per month. Our laboratory and product development facility is located at 585 W 500 S Bountiful Utah, 84010, and consists of approximately 3,971 square feet of space leased under a multi-year contract at a rate of $3,671 per month which expires on December 31, 2016. The Company’s lease rent obligation is as followings:

Year	Amount
2016	$44,052
Total	$44,052

Note 6 – Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2015 and 2014:

	2015	2014

Deferred tax assets
NOL carry-forward	$1,009,800	$543,500
Sec 179 carry-forwards	2,400	2,400
Depreciation	11,100	8,600

Valuation allowance	(1,023,300)	(554,500)
Net deferred tax asset	$--	$--

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2015 and 2014 due to the following:

	2015	2014

Book loss	$(799,500)	$(517,800)
Depreciation	(1,400)	5,300
Meals and entertainment	1,000	1,300
Other non-deductible expenses	21,500	--
Change in valuation allowance	778,400	511,200
	$-	$-

F-17

At December 31, 2015 the Company had net operating loss carry-forwards of approximately $2,589,000 that may be offset against future taxable income from the year 2016 through 2032. No tax benefit has been reported in the December 31, 2015 and 2014 consolidated financial statements since the potential tax benefit is offset by a valuation allowance of the same amount. Additionally, DNA Logix, Inc. is a pass through entity and therefore no provision or liability for federal income tax has been included in the consolidated financial statements for that entity.

Due to change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry-forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry-forwards may be limited as to use in future years.

The Company’s policy on the classification of interest and penalties related to income taxes is to recognize the interest and penalties in the period incurred. There were no penalties or interest incurred for the years ending December 31, 2015 and 2014 related to income taxes.0. 2013, 2014 and 2105 are the tax years that remain subject to IRS and state examination.

Note 7 – Equity

2015

For the year ended December 31, 2015 the Company issued 8,104,142 shares of our common stock to a single corporation for $470,000.

For the year ended December 31, 2015 the Company issued warrants to purchase 50,000 shares of our common stock with an exercise price of $1.50 to one company. The Company also issued warrants to purchase 50,000 shares of our common stock with an exercise price of $1.00 to one individual. These warrants were issued to our convertible note holders with an aggregate value of $1,488.

For year ended December 31, 2015 the Company issued 6,420,000 shares of our common stock to DNA Logix, Inc. in exchange for all of DNA Logix, Inc.’s issued and outstanding shares, additionally the Company received $8,195 in cash.

For year ended December 31, 2015 the Company issued 4,000,000 shares of our common stock a single corporation pursuant to a services agreement valued at $231,980. The term of the services agreement expires on May 31, 2017. For the year ending December 31, 2015 the Company included $9,662 related to the services provided in general and administrative expense.

2014

For year ended December 31, 2014 the Company issued 4,465,598 shares of our common stock to 2 companies valued at $329,986. Additionally the Company received $825,000 from the receipt of subscriptions receivable.

Note 8 – Subsequent Events.

In January 2016, The Board of Directors issued an aggregate of 1,800,000 stock options, with an exercise price of $.05 per share, to 10 employees and 1 consultant for services rendered.

During 2016 the Company borrowed an aggregate of $304,985 from two related parties. These notes bare a 12% annual interest rate and are payable on September 30, 2017. The note holders agree that in the event the Company is able to file a Registration Statement for an Initial Public Offering on or before December 31, 2016, the note holders agree to include the Note principal and accrued interest outstanding on the filing date with the Registration Statement to convert all of the Note principal and accrued interest to common stock of the Company

During 2016 the Company borrowed an aggregate of $208,500 from five companies. These notes bare a 12% annual interest rate and are payable on September 30, 2017. The note holders agree that in the event the Company is able to file a Registration Statement for an Initial Public Offering on or before December 31, 2016, the note holders agree to include the Note principal and accrued interest outstanding on the filing date with the Registration Statement to convert all of the Note principal and accrued interest to common stock of the Company

During 2016 the Company borrowed $200,000 from an individual who is an accredited investor. The note bears a 12% annual interest rate. All accrued and unpaid interest along with the principal amount of the note is due on December 31, 2017.

The Company evaluated subsequent events pursuant to ASC Topic 855 and have determined that there are no additional events that need to be reported.

F-18

CO – DIAGNOSTICS, INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2016	December 31, 2015
ASSETS:	(Unaudited)
Current Assets
Cash	$53,374	$33,805
Other receivables	5,234	2,000
Prepaid expenses	115,992	116,120
Total current assets	174,600	151,925
Property and equipment, net	90,713	112,679
Long term prepaid expenses	19,332	106,326

Total assets	$284,645	$370,930

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT):
Current Liabilities
Accounts payable	$157,206	$98,857
Accounts payable (related party)	15,000	15,000
Accrued expenses	164,557	116,028
Accrued expenses (related party)	631,667	276,894
Current notes payable net of $0 and $12,065 discount, respectively	703,500	487,935
Current notes payable (related party)	689,940	--
Total current liabilities	2,361,870	994,714
Long-term Liabilities, net of current portion
Notes payable net of $450 and $787 discount, respectively	124,550	119,213
Notes payable (related party) net of $9,834 and $618 discount, respectively	290,166	404,382
Total long-term liabilities	414,716	523,595
Total liabilities	2,776,586	1,518,309

Commitments and contingencies

STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock, $.001 par value, 180,000,000 shares authorized; 108,704,025 shares issued and outstanding as of September 30, 2016 and December 31, 2015.	108,704	108,704
Additional paid-in capital	2,337,322	2,278,443
Accumulated deficit	(4,937,967)	(3,534,526)
Total stockholders’ equity (deficit)	(2,491,941)	(1,147,379)

Total liabilities and stockholders’ equity (deficit)	$284,645	$370,930

See accompanying note to condensed consolidated financial statements

F-19

CO – DIAGNOSTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Nine Months Ended September 30, 2016 and 2015
(Unaudited)

	Nine Months Ended September 30,
	2016	2015

Revenues	$--	$--
Cost of sales	--	--
Gross loss	--	--
Operating expenses:
Selling and marketing	76,600	233,537
General and administrative	597,505	642,892
Research and development	539,818	612,796
Depreciation and amortization	29,466	29,354
Total operating expenses	1,243,389	1,518,579
Loss from operations	(1,243,389)	(1,518,579)
Other expense:
Interest expense	(160,052)	(39,764)
Total other expense	(160,052)	(39,764)
Loss before income taxes	(1,403,441)	(1,558,343)
Provision for income taxes	--	--
Net loss	$(1,403,441)	$(1,558,343)
Net loss per share – basic and diluted	$(0.01)	$(0.01)
Weighted average shares - basic and diluted	108,704,025	102,602,670

See accompanying note to condensed consolidated financial statements.

F-20

CO – DIAGNOSTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2016	2015
Cash flows from operating activities:
Net loss	$(1,403,441)	$(1,558,343)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	58,879	39,882
Accretion of notes payable discount	13,186	13,761
Depreciation and amortization	29,466	29,354
Changes in assets and liabilities:
Decrease in prepaid and other assets	83,888	5,579
Increase in accounts payable and accrued expenses	461,651	256,100

Net cash used in operating activities	(756,371)	(1,213,667)

Cash flows from investing activities:
Purchase of property and equipment	(7,500)	(118,465)
Proceeds from stock exchange	--	8,195

Net cash used by investing activities	(7,500)	(110,270)

Cash flows from financing activities:
Proceeds from equity financing (related party)	--	470,000
Proceeds from debt financing	213,450	465,000
Proceeds from debt financing (related party)	584,940	225,000
Principal payments on debt	(14,950)	--

Net cash provided by financing activities	783,440	1,160,000

Net increase (decrease) in cash	19,569	(163,937)

Cash beginning of period	33,805	214,446

Cash end of period	$53,374	$50,509

Supplemental disclosure of cash flow information:
Interest paid	$10,050	$150
Income taxes paid	$--	$--

Schedule of non-cash investing and financing activities:
Shares issued for acquisition	$--	$8,195

See accompanying note to condensed consolidated financial statements

F-21

CO – DIAGNOSTICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

(Unaudited)

Note 1 Basis of Presentation

In the opinion of management, the accompanying unaudited condensed consolidated financial statements of Co-Diagnostics, Inc. contain the adjustments, all of which are of a normal recurring nature, necessary to present fairly our financial position at September 30, 2016 and December 31, 2015 and the results of operations for the nine months ended September 30, 2016 and 2015, with the cash flows for nine months ended September 30, 2016 and 2015, respectively in conformity with U.S. generally accepted accounting principles. All intercompany accounts and transactions have been eliminated in consolidation.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in our Annual Report for the year ended December 31, 2015.

Description of Business

Co-Diagnostics, Inc. (“Company,” “CDI,”), a Utah corporation headquartered in Salt Lake City, Utah, is a molecular diagnostics company formed in April 2013, that develops, manufactures and markets a new, state-of-the-art diagnostics technology.

CDI’s diagnostics systems enable very rapid, low-cost, sophisticated molecular testing for organisms and genetic diseases by greatly automating historically complex procedures in both the development and administration of tests. CDI’s newest technical advance involves a novel approach to PCR primer design (cooperative primers) that eliminates one of the key vexing issues of PCR amplification, the exponential growth of primer-dimer pairs which adversely interferes with identification of the target DNA. In addition CDI scientists have enhanced the understanding of the mathematics of DNA test design, so as to “engineer” a DNA test and automate algorithms to screen millions of possible designs to find the optimum DNA test design. CDI’s proprietary platform of Co-Dx™ technologies integrates and streamlines these steps as it analyzes biological samples.

Co-Diagnostics’ CoDx™ portfolio of molecular diagnostics development products and tests represents a radical new advancement in the understanding of the molecular interactions of DNA. The Company uses highly specialized, proprietary cooperative-theory mathematics, leading to a revolutionary leap forward in the detection of infectious diseases, genetic disorders and other conditions. CoDx™ tests are a fraction of the cost of other DNA-based tests, designed for a new generation of affordable, mobile point-of-care diagnostic devices and compatible with many other devices, making state-of-the-art diagnostics available anywhere in the world, including developing countries.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date. If not discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company’s financial statements upon adoption.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02 Leases, which requires recognition of leased assets and liabilities on the balance sheet and disclosing key information about leasing arrangements.  This update is effective for annual periods and interim periods with those periods beginning after December 15, 2018.  The Company is evaluating the impact of this standard on its financial statements.

In July 2015, the FASB issued ASU 2015-11 Simplifying the Measurement of Inventory, that simplifies the subsequent measurement of inventories by replacing the current lower of cost or market test with a lower of cost or net realizable value test. The ASU is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. The Company is still evaluating the impact this standard will have on its financial statements and related disclosures.

F-22

CO – DIAGNOSTICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

(Unaudited)

In April 2015, the FASB issued ASU No. 2015-03 Interest – Imputation of Interest, Simplifying the Presentation of Debt Issuance Cost. This standard provides guidance on the balance sheet presentation for debt issuance costs and debt discounts and debt premiums. To simplify the presentation of debt issuance costs, this standard requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. This ASU is effective for fiscal years beginning after December 15, 2015. The Company is still evaluating the impact this standard will have on its financial statements and related disclosures.

Note 2. Significant Accounting Policies

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the property, generally from three to five years. Repairs and maintenance costs are expensed as incurred except when such repairs significantly add to the useful life or productive capacity of the asset, in which case the repairs are capitalized. Depreciation expense for the nine months ended September 30, 2016 and 2015 was $19,466 and $29,354, respectively.

As of September 30, 2016 and December 31, 2015 property and equipment consisted of the following:

	September 30, 2016	December 31, 2015
Computers and office equipment	$182,671	$175,170
Furniture and fixtures	2,715	2,715
Total	185,386	177,885
Less: accumulated depreciation	(94,673)	(65,206)
Total property and equipment, net	$90,713	$112,679

Earnings (Loss) per Share

Basic earnings or loss per common share is computed by dividing net income or loss applicable to common shareholders by the weighted average number of shares outstanding during each period. As the Company experienced net losses during the nine months ending September 30, 2016 and 2015, respectively, no common stock equivalents have been included in the diluted earnings per common share calculations as the effect of such common stock equivalents would be anti-dilutive. As of September 30, 2016 and 2015, there were 4,141,667 and 2,466,667 potentially dilutive shares, respectively.

Note 3 Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses and has not demonstrated the ability to generate sufficient cash flows from operations to satisfy our liabilities and sustain operations. These factors raise substantial doubt about our ability to continue as a going concern.

We experienced negative cash flow used in operations during the nine months ending September 30, 2016 of $756,371 compared to negative cash flow used in operations for the nine months ended September 30, 2015 of $1,213,667. Our accumulated deficit as of September 30, 2016 was $2,491,941 and our working capital deficit was $2,187,270. To date, we have met our working capital needs primarily through funds received from sales of our common stock and from convertible debt financings. Until our operations become profitable, we will continue to rely on proceeds received from external funding. We expect additional investment capital may come from (i) additional private placements of our common stock with existing and new investors and (ii) the private placement of other securities with investors similar to those that have provided funding in the past. The Company has commenced clinical validation studies in India necessary to meet government requirements before we commence sales. We have two test distributors who will represent our products in India following the governmental certification. We expect that we will begin sales of products in 2017.

F-23

CO – DIAGNOSTICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

(Unaudited)

Our continuation as a going concern is dependent on our ability to generate sufficient income and cash flow to meet our obligations on a timely basis and to obtain additional financing as may be required. The Company is actively seeking options to obtain additional capital and financing. There is no assurance the Company will be successful in our efforts. The accompanying statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 4 – Notes Payable

The recorded value of our notes payable (net of debt discount) as of September 30, 2016 and December 31, 2015 were as follows:

	September 30, 2016	December 31, 2015
Notes payable, net of debt discount
Beaufort Capital Partners, LLC Convertible Note	$500,000	$487,935
R. Phillip Zobrist Convertible Note	99,550	99,213
Pine Valley Investments, LLC. Revolving Line of Credit Promissory Note	86,000	20,000
Clavo Rico Promissory Note	10,000	--
Hamilton Mining Resources, Inc. Revolving Line of Credit Promissory Note	66,000	--
Machan 1988 Property Trust Revolving Line of Credit Promissory Note	41,500	--
Legends Capital Opportunity Fund, LLC Convertible Notes	25,000	--
Total	828,050	607,148
Less Current Portion	(703,500)	(487,935)
Total Long-term	$124,550	$119,213

Notes payable (related party), net of debt discount
Co Diagnostics, Ltd. Revolving Line of Credit Promissory Note	$609,940	$305,000
Legends Capital Group, LLC Convertible Note	99,647	99,382
Legends Capital Group, LLC. Revolving Line of Credit Promissory Note	80,000	--
Robert Salna Convertible Promissory Note	190,519	--
Total Related Party	980,106	404,382
Less Current Portion Related Party	(689,940)	--
Total Long-term Related Party	$290,166	$404,382

F-24

CO – DIAGNOSTICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

(Unaudited)

Annual principal payments are as follows:

Year	September 30, 2016	December 31, 2015
2016	$1,393,440	$487,935
2017	414,7165	523,595
2018	--	--
2019	--	--
2020	--	--
Total	$1,808,156	$1,011,530

Beaufort Capital Partners, LLC Convertible Note

On May 15, 2015, the Company entered into a $500,000 Convertible Promissory Note with Beaufort Capital Partners, LLC. The note bears a 12% annual interest rate and is due monthly. The principal was due on April 30, 2016 and because it was not paid, the note was in default. The holder filed a lawsuit in Third District Court in Salt Lake City, Utah and was awarded a judgment on June 6, 2016. The holder has agreed to forbear any collection proceedings pursuant to a Forbearance Agreement dated August 8, 2016 through October 31, 2016 in consideration of interest payments which have been made since the Forbearance Agreement was executed. In December, 2016, the holder agreed to convert its note to equity in the Company’s prospective initial public offering and executed a new note due March 31, 2017. The note contained a conversion feature allowing the principal and any unpaid accrued interest to be converted into common shares of the company at a rate of $.75 or 20% less than the price of the anticipated Initial Public Offering, whichever is less, per share at the discretion of the note holder. The conversion feature was not accounted for as a derivative because the equity received upon conversion was not readily convertible to cash. In addition, the equity and liability components of the convertible note were not separately accounted for since the conversion price did not bear any relationship to the value of the privately held stock rendering the exercise of the conversion feature improbable.

The Company received $490,000 on the origination date with $10,000 being withheld as points paid by the Company, additionally the Company paid a $25,000 finders fee. The $35,000 represented by the points and finders fee has been recorded as a discount to the principal of the note and is being accreted over the term of the note. For the nine months ending September 30, 2016 and 2015, $12,066 and $13,761 respectively, was accreted for the note discount and included in interest expense. Interest of $67,250 and $22,500 related to the note principal was included in interest expense for the nine months ended September 30, 2016 and 2015, respectively.

Co Diagnostics, Ltd. Revolving Line of Credit Promissory Note

On August 1, 2015, the Company entered into a Revolving Line of Credit Promissory Note with Co Diagnostics, Ltd a Turks and Caicos limited company, with a maximum limit on advances of $750,000. Co Diagnostics, Ltd. is a greater than 20% shareholder of the Company. The note bears a 12% annual interest rate on advances received. All accrued and unpaid interest along with the total sum of any outstanding advances is due on September 30, 2017. The note holder agrees that in the event the Company is able to file a Registration Statement for an Initial Public Offering on or before December 31, 2016, the note holder agrees to include the Note principal and accrued interest outstanding on the filing date with the Registration Statement to convert all of the Note principal and accrued interest to common stock of the Company. As of September 30, 2016 and December 31, 2015 the Company had an outstanding balance due on advances received of $609,940 and $305,000, respectively. Interest of $44,923 and $2,137 related to the note principal was included in interest expense for the nine months ended September 30, 2016 and 2015, respectively.

F-25

CO – DIAGNOSTICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

(Unaudited)

Legends Capital Group, LLC Convertible Note

On November 12, 2015, the Company entered into a $100,000 Convertible Promissory Note with Legends Capital Group, LLC, a Utah limited liability company. Legends Capital Group is a 12% shareholder of the Company and one of its members is a member of our Board of Directors. The note bears an 8.5% annual interest rate and is due semi annually. The principal is due on September 30, 2017. The note contains a conversion feature allowing the principal and any unpaid accrued interest to be converted into common shares of the company at a rate of $1.00 or 20% less than the price of the anticipated Initial Public Offering, whichever is less, per share at the discretion of the note holder. The conversion feature was not accounted for as a derivative because the equity received upon conversion was not readily convertible to cash. In addition, the equity and liability components of the convertible note were not separately accounted for since the conversion price did not bear any relationship to the value of the privately held stock rendering the exercise of the conversion feature improbable.

The note holder also received a warrant to purchase up to 50,000 shares of our common stock at a price of the lesser of $1.50 or the offering price of an initial public offering of the Company common stock during the term of the warrant. The warrant expires on November 12, 2020. the Company calculated a note discount for the value of the warrant received by the note holder of $665 using a Black-Scholes pricing model with the following assumptions: (i) risk free interest rate 1.67%, (ii) expected life (in years) of 5; (iii) expected volatility of 97.71%; (iv) expected dividend yield of 0.00%; and (v) stock trading price of $0.058. The Company used the stock prices of a comparable company in determining the expected volatility. The $665 valuation of warrant is being accreted over the term of the note and for the nine months ended September 30, 2016, $265 was included in interest expense. Interest of $6,375 related to the note principal was included in interest expense for the nine months ended September 30, 2016.

R. Phillip Zobrist Convertible Note

On December 1, 2015, the Company entered into a $100,000 Convertible Promissory Note with R. Phillip Zobrist. The note bears an 8.5% annual interest rate and is due semi annually. The principal is due on September 30, 2017. The note contains a conversion feature allowing the principal and any unpaid accrued interest to be converted into common shares of the company at a rate of $1.00 or 20% less than the price of the anticipated Initial Public Offering, whichever is less, per share at the discretion of the note holder. The conversion feature was not accounted for as a derivative because the equity received upon conversion was not readily convertible to cash. In addition, the equity and liability components of the convertible note were not separately accounted for since the conversion price did not bear any relationship to the value of the privately held stock rendering the exercise of the conversion feature improbable.

The note holder also received a warrant to purchase up to 50,000 shares of our common stock at a price of the lesser of $1.00 or the offering price of an initial public offering of the Company common stock during the term of the warrant. The warrant expires on November 12, 2020. the Company calculated a note discount for the value of the warrant received by the note holder of $824 using a Black-Scholes pricing model with the following assumptions: (i) risk free interest rate 1.59%, (ii) expected life (in years) of 5; (iii) expected volatility of 97.60%; (iv) expected dividend yield of 0.00%; and (v) stock trading price of $0.058. The Company used the stock prices of a comparable company in determining the expected volatility. The $824 valuation of warrant is being accreted over the term of the note and for the nine months ended September 30, 2016, $337 was included in interest expense. Interest of $6,375 related to the note principal was included in interest expense for the nine months ended September 30, 2016.

Pine Valley Investments, LLC. Revolving Line of Credit Promissory Note

On December 30, 2015, the Company entered into a Revolving Line of Credit Promissory Note with Pine Valley Investments, LLC, a Utah limited Liability Company, with a maximum limit on advances of $100,000. The note bears a 12% annual interest rate on advances received. All accrued and unpaid interest along with the total sum of any outstanding advances are due on September 30, 2017. The note holder agrees that in the event the Company is able to file a Registration Statement for an Initial Public Offering on or before December 31, 2016, the note holder agrees to include the Note principal and accrued interest outstanding on the filing date with the Registration Statement to convert all of the Note principal and accrued interest to common stock of the Company. As of September 30, 2016 and December 31, 2015 the Company had outstanding balances due on advances received of $86,000 and $20,000 respectively. Interest of $3,984 related to the note principal was included in interest expense for the nine months ended September 30, 2016.

F-26

CO – DIAGNOSTICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

(Unaudited)

Clavo Rico Promissory Note

In February 2016, the Company entered into a promissory note in the principal amount of $10,000 with Clavo Rico Inc. a Utah corporation. The note bears interest at the rate of 12% per annum. On September 14, 2016 we amended the note to provide that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 30% to the price of an IPO if the Company were to file a Registration Statement before December 31, 2016. Interest of $727 related to the note principal was included in interest expense for the nine months ended September 30, 2016.

Legends Capital Group, LLC. Revolving Line of Credit Promissory Note

In March 2016, the Company entered into a revolving line of credit promissory note Legends Capital Group, LLC in the principal amount of $100,000. The investor is a principal shareholder of ours and owns approximately 13% of the issued and outstanding shares of the Company. The note bears interest at the rate of 12% per annum. As of September 30, 2016 the company had received $80,000 in advances under the line of credit. On September 14, 2016 the Company amended the note to provide that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 30% to the price of an IPO if we were to file a Registration Statement before December 31, 2016. Interest of $3,475 related to the note principal was included in interest expense for the nine months ended September 30, 2016.

Hamilton Mining Resources, Inc. Revolving Line of Credit Promissory Note

In May 2016, the Company entered into a revolving line of credit promissory note with Hamilton Mining Resources Inc. in the principal amount of $75,000. The note bears interest at the rate of 12% per annum. As of September 30, 2016 the Company had received $66,000 in advances under the line of credit. On September 14, 2016 the Company amended the note to provide that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 30% to the price of an IPO if the Company were to file a Registration Statement before December 31, 2016. Interest of $2,544 related to the note principal was included in interest expense for the nine months ended September 30, 2016.

Machan 1988 Property Trust Revolving Line of Credit Promissory Note

In May 2016, the Company entered into a revolving line of credit promissory note with Machan 1988 Property Trust in the principal amount of $50,000. The note bears interest at the rate of 12% per annum. As of September 30, 2016 the Company had received $41,500 in advances under the line of credit. On September 14, 2016 the Company amended the note to provide that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 30% to the price of an IPO if the Company were to file a Registration Statement before December 31, 2016. Interest of $1,625 related to the note principal was included in interest expense for the nine months ended September 30, 2016.

Legends Capital Opportunity Fund, LLC Convertible Notes

In August 2016, the Company entered into two convertible promissory notes with Legends Capital Opportunity Fund, LLC in the principal amounts of $10,000 and $15,000, respectively. The notes bear interest at the rate of 10% per annum. The notes provide that the principal and interest on the notes would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 15% to the conversion price of a bridge financing anticipated closing prior to filing a Registration Statement in anticipation of the Company completing an IPO. Interest of $249 related to the notes principal was included in interest expense for the nine months ended September 30, 2016.

F-27

CO – DIAGNOSTICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

(Unaudited)

Robert Salna Convertible Promissory Note

In September 2016, the Company entered into a convertible promissory note in the principal amount of $200,000, with Robert Salna. Robert Salna is a director and owner of 9.5% of Zika Diagnostics, Inc., which is a majority owned subsidiary of the Company. The note bears interest at the rate of 10% per annum. The note provides that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 15% to the conversion price of a bridge financing anticipated closing prior to filing a Registration Statement in anticipation of the Company completing an IPO. The Company paid a $10,000 finders fee which has been recorded as a discount to the principal of the note and is being accreted over the term of the note. For the nine months ending September 30, 2016, $519 was accreted for the note discount and included in interest expense. Interest of $1,333 related to the note principal was included in interest expense for the nine months ended September 30, 2016.

Note 5 – Stock-based Compensation

In accordance with ASC Topic 718, stock-based compensation cost is estimated at the grant date, based on the estimated fair value of the awards, and recognized as expense ratably over the requisite service period of the award for awards expected to vest.

Stock Incentive Plans

Under the Co Diagnostics, Inc, 2015 Long-term Incentive Plan (the “2015 Plan”), the board of directors may issue incentive stock options, share equivalents such as restricted stock awards, stock bonus awards, performance shares and restricted stock units to employees and directors and non-qualified stock options to consultants of the company. Options generally expire ten years after being granted. Options granted vest in accordance with the vesting schedule determined by the board of directors, usually ratably over a three-year vesting schedule upon anniversary date of the grant with the first 1/3 vesting on the grant date. Should an employee terminate before the vesting period is completed, the unvested portion of each grant is forfeited. The Company used the Black-Scholes valuation model to estimate fair value of our stock-based awards, which requires various judgmental assumptions including estimated stock price volatility, forfeiture rates, and expected life. Our computation of expected volatility is based on market-based implied volatility. The 2015 Plan reserves an aggregate of 6,000,000 shares. The number of unissued stock options authorized under the 2015 Plan at September 30, 2016 and December 31, 2015 was 3,125,000 and 4,500,000, respectively.

Stock Options

The Company estimates the fair value of stock option awards granted beginning January 1, 2015 using the Black-Scholes option-pricing model. The Company then amortizes the fair value of awards expected to vest on a straight-line basis over the requisite service periods of the awards, which is generally the period from the grant date to the end of the vesting period. The Black-Scholes valuation model requires various judgmental assumptions including the estimated volatility, risk-free interest rate and expected option term. Our computation of expected volatility is based on market-based implied volatility. The risk-free interest rate was based on the yield curve of a zero-coupon U.S. Treasury bond on the date the stock option award was granted with a maturity equal to the expected term of the stock option award. The expected option term is derived from an analysis of historical experience of similar awards combined with expected future exercise patterns based on several factors including the strike price in relation to the current and expected stock price, the minimum vest period and the remaining contractual period.

F-28

CO – DIAGNOSTICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

(Unaudited)

The fair values for the options granted in the nine months ended September 30, 2016 and 2015 were estimated at the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions:

	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
Risk free interest rate	1.52%	1.22%
Expected life (in years)	5.5	5.5
Expected volatility	95.24%	97.73%
Expected dividend yield	0.00%	0.00%
Stock price	$0.058	$0.058

The weighted average fair value of options granted during both the nine months ended September 30, 2016 and 2015 was $0.04 per share.

For the nine months ended September 30, 2016, the Company recognized $58,879 of stock based compensation expense recorded in our general and administrative department of which (i) $45,234 was for options granted to 10 employees and one consultant of the company to purchase an aggregate of 1,800,000 shares of our common stock and (ii) $13,645 for the vesting of options granted prior to January 1, 2016.

For the nine months ended September 30, 2015, the Company recognized $39,882 of stock based compensation expense recorded in our general and administrative department for options granted to 10 employees of the company to purchase an aggregate of 1,550,000 shares of our common stock

The following tables summarize option and warrant activity during the nine months and year ended September 30, 2016 and December 31, 2015, respectively.

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life (years)
Outstanding at January 1, 2015	--	$--	$--	--
Options granted	1,550,000	0.05	0.04	9.05
Expired	--	--	--	--
Forfeited options	(50,000)	0.05	0.04	9.05
Exercised	--	--	--	--
Outstanding at December 31, 2015	1,500,000	$0.05	$0.04	9.05

Options granted	1,800,000	0.05	0.04	9.05
Expired	--	--	--	--
Forfeited options	(425,000)	0.05	0.04	8.98
Exercised	--	--	--	--

Outstanding at September 30, 2016	2,875,000	$0.05	$0.04	8.98

F-29

CO – DIAGNOSTICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

(Unaudited)

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life (years)
Outstanding at January 1, 2015	--	$--	$--	--
Warrants issued	100,000	1.25	0.01	4.90
Expired	--	--	--	--
Forfeited warrants	--	--	--	--
Exercised	--	--	--	--
Outstanding at December 31, 2015	100,000	$1.25	$0.01	4.90

Warrants issued	--	--	--	--
Expired	--	--	--	--
Forfeited warrants	--	--	--	--
Exercised	--	--	--	--

Outstanding at September 30, 2016	100,000	$1.25	$0.01	4.90

The following table summarizes information about stock options and warrants outstanding at September 30, 2016.

	Outstanding			Exercisable
		Weighted Average Remaining	Weighted Average		Weighted Average
Range of Exercise Prices	Number Outstanding	Contractual Life (years)	Exercise Price	Number Exercisable	Exercise Price
$0.05-0.99	2,875,000	8.88	$0.05	1,358,333	$0.05
1.00-1.50	100,000	4.15	1.25	100,000	1.25
$ 0.05-1.50	2,975,000	8.72	$0.09	1,458,333	$0.13

Total unrecognized stock-based compensation was $35,471 at September 30, 2016, which the Company expects to recognize over the next year in accordance with vesting provisions.

Note 6 – Related Party Transactions

The Company acquired the exclusive rights to the Co-Primer technology pursuant to a license agreement between us and Dr. Satterfield dated April 18, 2014, and pursuant to which the Company pay Dr. Satterfield minimum royalty payments of $30,000 per month until the Company receive an equity funding of at least $4,000,000, at which time the payments increase to $60,000 per month for the remainder of the year at which time the payments increase again unless renegotiated. For the nine months ended September 30, 2016 and 2015 the Company included a $270,000 expense for this license agreement in research and development.

The Company financed operations through short term loans with related parties and through the deferral of payment to related parties for expenses incurred. At September 30, 2016, the Company accrued $631,667 in expenses and had accounts payable of $15,000 for technology royalties, consulting fees, and interest on related party debts. In addition the Company had short-term notes and long-term notes outstanding from two and two related party entities totaling $689,940 and $290,166, respectively. At December 31, 2015 the Company accrued $276,894 in expenses and had accounts payable of $15,000 for technology royalties, consulting fees, and interest on related party debts. In addition the Company had long-term notes outstanding from two related party entities totaling $404,382.

F-30

CO – DIAGNOSTICS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

(Unaudited)

Note 7 – Lease Obligations

Our executive offices are located at 8160 S Highland Dr. Sandy Utah 84093.The Company occupies three suites at an executive office facility on a month to month basis at a rate of $1,555 plus usage charges per month. Our laboratory and product development facility is located at 585 W 500 S Bountiful Utah, 84010, and consists of approximately 3,971 square feet of space leased under a multi-year contract which was extended in September 2016 at a rate of $3,781 per month and expires on November 30, 2017. For the nine months ended September 30, 2016 and 2015, the Company expensed $46,271 and $45,869, respectively for rent. The Company’s lease rent obligation is as follows:

Year	Amount
2016	$44,272
2017	41,591
Total	$85,863

Note 8 – Subsequent Events.

On October 13, 2016, the Company entered into an exclusive license agreement (the “License Agreement”) with Watermark Group, Inc. for certain of the Company’s diagnostics tests. The licensed tests include the following flavivirus pathogens; zika, dengue, Japanese encephalitis, chikungunya, west nile virus, yellow fever and malaria, on a non-exclusive basis. The Company received $500,000 as an initial license royalty and as part of the transaction purchased sixty five (65%) percent of Watermark for $55,000 and will consolidate its operations in the future. Watermark Group, Inc. was subsequently renamed Zika Diagnostics, Inc. (“Zika”). The License Agreement specifies that the Company will receive a royalty of 10% on the net sales of products comprised of the tests licensed and that the Company will sell the completed tests to Zika and may charge up to cost plus 20% on sales to Zika. The officers of the Company also serve as President and CFO of Zika and are on the board of directors of Zika.

On December 12, 2016, we issued senior secured convertible notes and warrants when we entered into a securities purchase agreement. Under the terms of the securities purchase agreement, we executed senior secured convertible 15% notes for a total indebtedness of $1,500,000 in favor of the investors. To date we have received proceeds of $750,000 less commissions of $38,000. The senior secured convertible notes are convertible into our common stock at $.75 per share or a discount of 30% to the price of the stock issued in an anticipated initial public offering, whichever is less. The senior secured convertible notes bear interest at the annual rate of 15% per annum and are due March 31, 2017. Interest-only payments are due quarterly in arrears. The senior secured convertible notes are convertible anytime until their due date.

The Company evaluated subsequent events pursuant to ASC Topic 855 and have determined that there are no additional events that need to be reported.

F-31

[*] Shares

Common Stock

PROSPECTUS

, 2017

64

ALTERNATE PAGES FOR SELLING STOCKHOLDER PROSPECTUS

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated ________, 2017

PROSPECTUS

CO-DIAGNOSTICS, INC.

[*] Shares of Common Stock[1]

An aggregate of up to [*] shares of our common stock are currently being offered under this prospectus by certain stockholders who were investors in the December 2016 bridge loan financing. Pursuant to the promissory notes and security agreements entered into in connection with the December 2016 bridge loan financing, as amended to date, $1,100,000 principal amount of term notes, together with all accrued and unpaid interest thereon, will be converted into shares of our common stock at a conversion price equal to 70% of the price shares of the initial public offering (“IPO”) price or, if the IPO has not occurred by the Maturity Date, 70% of the Company’s next financing.

The shares offered by this prospectus may be sold by the selling stockholders from time to time in the open market, through privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale or at negotiated prices. By separate prospectus, we have registered an aggregate of [*] shares of our common stock which we are offering for sale to the public through [*], as representative of the underwriters, which we refer to herein as the Company Offering.

We intend to apply to list our shares of common stock for trading on The NASDAQ Capital Market under the symbol “CODX”, but this offering is contingent upon the approval of our initial listing application.

The distribution of the shares by the selling stockholders is not subject to any underwriting agreement. We will not receive any proceeds from the sale of the shares by the selling stockholders. We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the selling stockholders will be borne by them.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. An investment in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of your investment. See “Risk Factors” beginning on page 13 to read about the risks you should consider before buying shares of our common stock. An investment in our common stock is not suitable for all investors. See “Risk Factors—Risks Relating to Ownership of Our Securities.”

You should rely only on the information contained in this prospectus and any prospectus supplement or amendment. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is only accurate on the date of this prospectus, regardless of the time of any sale of securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is _______, 2017

_______________

1 Number of shares of common stock will be based upon the issuance price.

65

SELLING STOCKHOLDERS

This prospectus covers the resale from time to time by the selling stockholders identified in the table below of up to [*] shares of our common stock.

The selling stockholders identified in the table below may, from time to time, offer and sell under this prospectus any or all of the shares of our common stock described under the columns “Shares of Common Stock owned Prior to this Offering and Registered hereby” and “Shares Issuable Upon Exercise of Warrants owned Prior to this Offering and Registered hereby” in the table below.

Certain selling stockholders may be deemed to be “underwriters” as defined in the Securities Act. Any profits realized by such selling stockholder may be deemed to be underwriting commissions.

The table below has been prepared based upon information furnished to us. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly. We cannot give an estimate as to the number of shares of our common stock that will actually be held by the selling stockholders upon termination of this offering because the selling stockholders may offer some or all of their common stock under the offering contemplated by this prospectus or acquire additional shares of common stock. The total number of shares that may be sold hereunder will not exceed the number of shares offered hereby. Please read the section entitled “Plan of Distribution” in this prospectus.

The following table sets forth the name of each selling stockholder, the number of shares of our common stock beneficially owned by such stockholder before this offering, the number of shares to be offered for such stockholder’s account and the number and (if one percent or more) the percentage of the class to be beneficially owned by such stockholder after completion of the offering. The number of shares owned are those beneficially owned, as determined under the rules of the SEC, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares of our common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days of __________ ___, 2017 (the “Determination Date”) through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement, and such shares are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the person holding such options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other person. Beneficial ownership percentages are calculated based on [*] shares of our common stock outstanding as of the Determination Date.

Unless otherwise set forth below, based upon the information furnished to us, (a) the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the selling stockholder’s name, subject to community property laws, where applicable, (b) no selling stockholder had any position, office or other material relationship within the past three years, with us or with any of our predecessors or affiliates, and (c) no selling stockholder is a broker-dealer or an affiliate of a broker-dealer. Selling stockholders who are broker-dealers or affiliates of broker-dealers are indicated by footnote. We have been advised that these broker-dealers and affiliates of broker-dealers purchased our common stock in the ordinary course of business, not for resale, and, at the time of purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute such common stock. The number of shares of our common stock shown as beneficially owned before the offering is based on information furnished to us or otherwise based on information available to us at the timing of the filing of the registration statement of which this prospectus forms a part.

Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to the Offering (A)	Shares of Common Stock owned Prior to this Offering and Registered Hereby	Shares Issuable Upon Exercise of Warrants owned Prior to this Offering and Registered Hereby	Shares of Common Stock Beneficially Owned Upon Completion of the Offering	Percentage of Common Stock Beneficially Owned Upon Completion of the Offering
Brian FitzPatrick
Catalytic Capital LLC
Corram Holdings, LLC (1)
Forum Consulting Group, LLC (2)
Michael Semidubersky
Mohsen Khorassani
Nata Solutions, Inc. (3)
Rock Mills Capital Partners LLC (4)
Sergey Gorgin
William Peck

__________________

1.	Jeffrey Ramson is the chief executive officer and managing member of Corram Holdings, LLC.
2.	Daniel Tulbovich is the sole member and 100% initial contributor to Forum Consulting Group, LLC.
3.	Natalia Shapiro is the President of Nata Solutions, Inc.
4.	William McCluskey is the manager of Rock Mills Capital Partners LLC.

A

 We issued to the Selling Shareholders senior convertible notes with warrants.  The senior secured convertible notes are convertible into our common stock at the lower of $0.75 per share or a discount of 30% to the price of the stock issued in an anticipated initial public offering,  The warrants have an exercise price equal to eighty-five percent of the price of the stock issued in an anticipated initial public offering. The amount of common stock issued to the Selling Shareholder shall be 50% of the shares of our common stock that the Selling Shareholder are entitled to receive in connection with the conversion of the Selling Shareholder’s convertible notes when such senior convertible notes first become convertible.

66

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. If the shares of our common stock are sold through underwriters, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. All selling stockholders who are broker-dealers are deemed to be underwriters. These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	transactions other than on these exchanges or systems or in the over-the-counter market;
•	through the writing of options, whether such options are listed on an options exchange or otherwise;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Rule 144 under the Securities Act, which generally permits the resale, subject to various terms and conditions, of restricted securities after they have been held for six months will not immediately apply to our common stock because we were at one time designated as a “shell company” under SEC regulations. Pursuant to Rule 144(i), securities issued by a current or former shell company that otherwise meet the holding period and other requirements of Rule 144 nevertheless cannot be sold in reliance on Rule 144 until one year after the date on which the issuer filed current “Form 10 information” (as defined in Rule 144(i)) with the SEC reflecting that it ceased being a shell company, and provided that at the time of a proposed sale pursuant to Rule 144, the issuer has satisfied certain reporting requirements under the Exchange Act.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of our common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

67

In connection with the sale of the shares of our common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of our common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of our common stock short and deliver shares of our common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of our common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of our common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgees, transferees or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, such broker-dealers or agents and any profit realized on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of our common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of our common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers. Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of our common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling stockholder will sell any or all of the shares of our common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute our common stock. None of the selling stockholders who are affiliates of broker-dealers, other than the initial purchasers in private transactions, purchased the shares of common stock outside of the ordinary course of business or, at the time of the purchase of the common stock, had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.

68

We are required to pay all fees and expenses incident to the registration of the shares of common stock. Except as provided for indemnification of the selling stockholders, we are not obligated to pay any of the expenses of any attorney or other advisor engaged by a selling stockholder. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, we will file a post-effective amendment to the registration statement. If the selling stockholders use this prospectus for any sale of the shares of our common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock and activities of the selling stockholders, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in passive market-making activities with respect to the shares of common stock. Passive market making involves transactions in which a market maker acts as both our underwriter and as a purchaser of our common stock in the secondary market. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

USE OF PROCEEDS

We will not receive proceeds from sales of our common stock made under this prospectus.

DETERMINATION OF OFFERING PRICE

There currently is no public market for our common stock. The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices or at privately negotiated prices. See “Plan of Distribution” below for more information.

LEGAL MATTERS AND INTERESTS OF NAMED EXPERTS

The validity of the securities being offered by this prospectus will be passed upon for us by Carmel, Milazzo & DiChiara LLP located in New York, New York.

69

* Shares

Common Stock

PROSPECTUS

, 2017

70

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following is an itemized statement of all expenses, all of which we will pay, in connection with the registration of the common stock offered hereby:

	Amount
SEC registration fee	$
Printing fees		2,500	*
Legal fees		150,000	*
Accounting fees and expenses		100,000	*
Transfer Agent Fees and Expenses			*
Miscellaneous Fees and Expenses			*
Total		$686,000	*

_________

* Estimated.

Item 14. Indemnification of Directors and Officers.

The Company’s Articles of Incorporation provide that to the fullest extent permitted by the Company’s bylaws (the “Bylaws”) or the Utah Revised Business Corporation Act (the “Act”), or any other applicable law, as either may be amended, a director shall have no liability to the Company or its shareholders for monetary damages for conduct, any action taken, or any failure to take any action as a director. As permitted by the Act, directors will not be personally liable to the Company or the Company’s shareholders for monetary damages for any action taken or any failure to take action as a director except liability for (a) the amount of a financial benefit received by a director to which he’s not entitled; (b) an intentional infliction of harm on the Company or its shareholders; (c) an unlawful distribution in violation of Section 16-10a-842 of the Act; or (d) an intentional violation of criminal law.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

In addition, the Bylaws provide that:

•	the Company will indemnify its directors to the fullest extent permitted by the Act, including advancing expenses in connection with legal proceedings, subject to limited exceptions; and

•	the Company may, to the extent permitted by the Act, by action of its board of directors, agree to indemnify officers, employees and other agents of the Company and may advance expenses to such persons.

The Company has entered into indemnification agreements with each of the Company’s executive officers and directors. These agreements provide that, subject to limited exceptions and among other things, the Company will indemnify each of its executive officers and directors to the fullest extent permitted by law and advance expenses to each indemnity in connection with any proceeding in which a right to indemnification is available.

The Company maintains general liability insurance that covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons who control the Company, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage shareholders from bringing a lawsuit against the Company’s directors for breach of their fiduciary duty, or may have the practical effect in some cases of eliminating the Company’s shareholders’ ability to collect monetary damages from its directors and officers. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

71

Item 15. Recent Sales of Unregistered Securities.

During the past three years, the registrant has issued and sold the following unregistered securities:

The following sets forth all securities issued by us within the past three years without registration under the Securities Act. No underwriters were involved in any of the stock issuances and, unless otherwise noted, no commissions were paid in connection therewith. In each of the following transactions, we relied on the exemption from registration under the Securities Act set forth in Section 4(2) thereof, except as indicated otherwise.

Effective April 20, 2013, we entered into a subscription agreement with an accredited foreign investor for the sale of 15,000,000 shares of our common stock at a purchase price of $.083 per share. The proceeds from the sale of our stock aggregated $1,250,000 were paid to the Company over a fifteen month period. In the transaction, we relied on the exemption from registration under the Securities Act set forth in Section 4(2) and Regulation S thereof.

In June 2014, we entered into a subscription agreement with an accredited investor for the sale of 500,000 shares of our common stock in consideration of the payment of $100,000 or $.20 per share. In the transaction, we relied on the exemption from registration under the Securities Act set forth in Section 4(2) thereof.

Effective November 1, 2014, we authorized additional investment by our accredited foreign investor pursuant to the April 20, 2013 subscription agreement and pursuant to that authorization we sold 8,622,176 shares in consideration of the payment of $500,000 or $.058 per share. In the transaction, we relied on the exemption from registration under the Securities Act set forth in Section 4(2) and Regulation S thereof.

On January 12, 2015, we issued 4,000,000 shares of our common stock to a consultant pursuant to a written contract for services performed pursuant to the contract. The consultants is a foreign entity. The consultant is an accredited investor and was fully informed regarding the transaction. We relied on the exemption from registration under the Securities Act set forth in Section 4(2).

On January 15, 2015, we granted options to ten employees pursuant to our 2015 Long Term Incentive Plan to acquire up to an aggregate of 1,550,000 shares of our common stock at $.05 per share, but not less than the fair market value on the date of grant. In the transaction, we relied on the exemption from registration under the Securities Act set forth in Section 4(2) thereof.

On January 22, 2015, we entered into a Stock Exchange Agreement with the sole shareholder of DNA Logix, Inc. to acquire all of the issued and outstanding shares of stock of DNA Logix. Pursuant to the agreement we issued 6,420,000 shares of common stock in consideration of all of the shares of DNA Logix. The sole shareholder is a member of our board of directors and was fully informed concerning the transaction. In the transaction, we relied on the exemption from registration under the Securities Act set forth in Section 4(2) thereof.

On May 5, 2015, we amended the subscription agreement with our accredited foreign investor to provide for an additional $500,000 of investment at $.058 per share. We issued 3,447,564 shares in consideration of the payment of $199,985. In the transaction, the investor was fully informed concerning the loan. We relied on the exemption from registration under the Securities Act set forth in Section 4(2) and Regulation S thereof.

On May 15, 2015, we entered into a convertible note with an accredited investor. The convertible note was in the principal amount of $500,000 with interest payable monthly at the rate of 12% per annum with the convertible note due and payable on April 30, 2016. The investor withheld 2% as a financing fee from the proceeds of the note and we received total proceeds of $490,000. The note is convertible into common stock of the Company at a conversion price of the lower of $.75 per share or 20% less than the offering price of an initial public offering should one take place during the term of the convertible note. In September 2016, we replaced the convertible note with a new convertible note in the principal amount of $564,250 that includes $64,250 of accrued interest and bears interest at the rate of 15% per annum. In addition, the holder agreed to subordinate its interest to the bridge lender described below, convert all or a portion of its note in this offering, and will receive a warrant exercisable into a number of warrants equal to 50% of the shares received on conversion of its note. The warrants have a five year life and are exercisable at the price of shares in this offering. In the transaction, we relied on the exemption from registration under the Securities Act set forth in Section 4(2) thereof.

72

On August 1, 2015, we entered into a revolving line of credit promissory note in the principal amount of $750,000 with a foreign shareholder of ours which is an accredited investor. The note bears interest at the rate of 12% per annum. To date we have received $609,940 in advances under the line of credit. On September 14, 2016 we amended the note to provide that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 30% to the price of an IPO if we were to file a Registration Statement before December 31, 2016. The investor was fully informed concerning the loan. We relied on the exemption from registration under the Securities Act set forth in Section 4(2) thereof.

On November 12, 2015, we entered into a convertible note with a limited liability company, which is an accredited investor and a principal shareholder of ours. The convertible note was in the principal amount of $100,000 with interest payable at the rate of 8.5% per annum with the convertible note due and payable on September 30, 2017. The note is convertible into common stock of the Company at a conversion price of the lower of $1.00 per share or 20% less than the offering price of an initial public offering should one take place during the term of the convertible note. In addition, we issued warrants to the note holder to purchase up to 50,000 shares of our common stock at an exercise price of $1.50 or the offering price of an initial public offering should one occur during the term of the warrant, whichever is less. The warrant has a five year term. In the transaction, we relied on the exemption from registration under the Securities Act set forth in Section 4(2) thereof.

On December 1, 2015, we entered into a convertible note with an accredited investor. The convertible note was in the principal amount of $100,000 with interest payable at the rate of 8.5% per annum with the convertible note due and payable on September 30, 2017. The note is convertible into common stock of the Company at a conversion price of the lower of $1.00 per share or 20% less than the offering price of an initial public offering should one take place during the term of the convertible note. In addition, we issued warrants to the note holder to purchase up to 50,000 shares of our common stock at an exercise price of $1.50 or the offering price of an initial public offering should one occur during the term of the warrant, whichever is less. The warrant has a five year term. In the transaction, we relied on the exemption from registration under the Securities Act set forth in Section 4(2) thereof.

On December 30, 2015, we entered into a revolving line of credit promissory note with a limited liability company in the principal amount of $100,000. The investor is an accredited investor. The note bears interest at the rate of 12% per annum. To date we have received $66,000 in advances under the line of credit. On September 14, 2016 we amended the note to provide that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 30% to the price of an IPO if we were to file a Registration Statement before December 31, 2016. The investor was fully informed concerning the loan. We relied on the exemption from registration under the Securities Act set forth in Section 4(2) thereof.

On January 15, 2016, we granted options to eleven employees pursuant to our 2015 Long Term Incentive Plan to acquire up to an aggregate of 1,800,000 shares of our common stock at $.05 per share, but not less than the fair market value on the date of grant. In the transaction, we relied on the exemption from registration under the Securities Act set forth in Section 4(2) thereof.

On February 22, 2016, we entered into a promissory note in the principal amount of $10,000 with a corporation. The note bears interest at the rate of 12% per annum. On September 14, 2016 we amended the note to provide that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 30% to the price of an IPO if we were to file a Registration Statement before December 31, 2016. The investor was fully informed concerning the loan. We relied on the exemption from registration under the Securities Act set forth in Section 4(2) thereof.

On March 1, 2016, we entered into a revolving line of credit promissory note with a limited liability company in the principal amount of $100,000. The investor is an accredited investor and a principal shareholder of ours. The note bears interest at the rate of 12% per annum. To date we have received $100,000 in advances under the line of credit. On September 14, 2016 we amended the note to provide that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 30% to the price of an IPO if we were to file a Registration Statement before December 31, 2016. The investor was fully informed concerning the loan. We relied on the exemption from registration under the Securities Act set forth in Section 4(2) thereof.

On May 15, 2016, we entered into a revolving line of credit promissory note with a corporation in the principal amount of $75,000. The note bears interest at the rate of 12% per annum. To date we have received $66,000 in advances under the line of credit. On September 14, 2016 we amended the note to provide that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 30% to the price of an IPO if we were to file a Registration Statement before December 31, 2016. The investor was fully informed concerning the loan. We relied on the exemption from registration under the Securities Act set forth in Section 4(2) thereof.

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On May 30, 2016, we entered into a revolving line of credit promissory note with a trust in the principal amount of $50,000. The note bears interest at the rate of 12% per annum. To date we have received $41,500 in advances under the line of credit. On September 14, 2016 we amended the note to provide that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 30% to the price of an IPO if we were to file a Registration Statement before December 31, 2016. The investor was fully informed concerning the loan. We relied on the exemption from registration under the Securities Act set forth in Section 4(2) thereof.

On August 18, 2016 and on August 25, 2016, we entered into two convertible promissory notes in the principal amounts of $10,000 and $15,000, respectively, with a limited liability company, which is an accredited investor. The notes bear interest at the rate of 10% per annum. The notes provide that the principal and interest on the notes would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 15% to the conversion price of a bridge financing anticipated to close prior to filing a Registration Statement in anticipation of the Company completing an IPO. The investor was fully informed concerning the loans. We relied on the exemption from registration under the Securities Act set forth in Section 4(2) thereof.

On September 1, 2016, we entered into a convertible promissory note in the principal amount of $200,000, with an individual who is an accredited investor. The note bears interest at the rate of 10% per annum. The note provides that the principal and interest on the note would be convertible to shares of common stock at a conversion rate of $.75 per share or a discount of 15% to the conversion price of a bridge financing anticipated to close prior to filing a Registration Statement in anticipation of the Company completing an IPO. The investor was fully informed concerning the loan. We relied on the exemption from registration under the Securities Act set forth in Section 4(2) thereof.

On December 12, 2016, we issued senior secured convertible notes and warrants when we entered into a securities purchase agreement. Under the terms of the securities purchase agreement, we executed senior secured convertible 15% notes for a total indebtedness of $1,100,000 in favor of the investors. The senior secured convertible notes are convertible into our common stock at $.75 per share or a discount of 30% to the price of the stock issued in an anticipated initial public offering, whichever is less. The senior secured convertible notes bear interest at the annual rate of 15% per annum and are due April 12, 2017. Interest-only payments are due quarterly in arrears. The senior secured convertible notes are convertible anytime until their due date.

Item 16. Exhibits and Financial Statement Schedules.

The following exhibits are filed as part of this registration statement.

In reviewing the agreements included (or incorporated by reference) as exhibits to this registration statement, please remember that they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about us or the other parties to the agreements. The agreements may contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;
•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and
•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about us may be found elsewhere in this registration statement and our other public filings, which are available without charge through the SEC’s website at http://www.sec.gov.

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ITEM 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description
3.1	Articles of Incorporation
3.1.1	Amendment to the Articles of Incorporation
3.2	Bylaws
5.1**	Legal Opinion of Carmel, Milazzo & DiChiara LLP
10.1	Subscription Agreement between Co-Diagnostics, Inc. and Turks and Caicos Islands, dated April 30, 2013
10.1.1	Amendment to Subscription Agreement between Co-Diagnostics, Inc. and Turks and Caicos Islands, dated May 1, 2015
10.2	Exclusive Agreement between Co-Diagnostics, Inc. and DNA Logix, Inc., dated April 18, 2014
10.3	Stock Exchange Agreement among Co-Diagnostics, Inc., DNA Logix, Inc., and the Shareholders of DNA Logix, Inc., dates January 22, 2015
10.4	Revolving Line of Credit Promissory Note between Co-Diagnostics, Inc. and Co-Diagnostics, LTD, dated August 1, 2015
10.5	10% Convertible Note between Co-Diagnostics, Inc. and Robert Salna for $200,000, dated September 1, 2016
10.6	Exclusive License Agreement between Co-Diagnostics, Inc. and Watermark Group Inc., dated October 13, 2016
10.7	Securities Purchase Agreement with Exhibits between Co-Diagnostics and Senior Holders, dated December 12, 2016
10.8	Securities Purchase Agreement with Exhibits between Co-Diagnostics and Beaufort Capital Partners, LLC, dated December 12, 2016
14.1	Code of Ethics of the Company
21.1	Subsidiaries of Registrant
23.1	Consent of Haynie & Company
23.2**	Consent of Carmel, Milazzo & DiChiara LLP

____________

* Management contract or compensatory plan or arrangement.

** To be filed by amendment

(b) Financial Statement Schedules

All financial statement schedules not included in Co-Diagnostic’s consolidated financial statements are omitted since the information is either not applicable, deemed immaterial, or is shown in the consolidated financial statements or in the notes thereto.

* Management contract or compensatory plan or arrangement.

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Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred and paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c)

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Salt Lake City, Utah, on January 11, 2017.

CODIAGNOSTICS, INC.

By:	/s/ Dwight Egan
Dwight Egan
Chief Executive Officer, President and Director
(Principal Executive Officer and Interim Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on January 11, 2017.

By:	/s/ Dwight H. Egan
Dwight H. Egan
Chief Executive Officer, President and Chairman of the Board
(Principal Executive Officer)

By:	/s/ Reed L Benson
Reed L Benson
Chief Financial Officer, Secretary and Director
(Principal Financial and Accounting Officer

By:	/s/ Brent Satterfield
Brent Satterfield
Chief Science Officer and Director

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